Exhibit 4.1

Execution Version

CREDIT AGREEMENT

Dated as of November 1, 2011

Among

TRANSOCEAN INC.,

as Borrower,

THE LENDERS PARTIES HERETO,

JPMORGAN CHASE BANK, N.A.,

as Administrative Agent,

CRÉDIT AGRICOLE CORPORATE AND INVESTMENT BANK

and

CITIBANK, N.A.,

as Co-Syndication Agents,

and

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.
and

WELLS FARGO BANK, NATIONAL ASSOCIATION,

as Co-Documentation Agents

J.P. MORGAN SECURITIES LLC,

CRÉDIT AGRICOLE CORPORATE AND INVESTMENT BANK,
THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.,

CITIGROUP GLOBAL MARKETS INC., and

WELLS FARGO SECURITIES, LLC,

as Joint Lead Arrangers and Joint Bookrunners

i

Exhibits:

Exhibit 2.3	–	Form of Borrowing Request
Exhibit 2.8	–	Form of Master Note
Exhibit 2.12	–	Form of L/C Issuance Request
Exhibit 2.15	–	Mandatory Costs Rate
Exhibit 3.3-1	–	Form of Tax Compliance Certificate (Non-Partnership Lenders)
Exhibit 3.3-2	–	Form of Tax Compliance Certificate (Non-Partnership Participants)
Exhibit 3.3-3	–	Form of Tax Compliance Certificate (Partnership Participants)
Exhibit 3.3-4	–	Form of Tax Compliance Certificate (Partnership Lenders)
Exhibit 6.6	–	Form of Compliance Certificate
Exhibit 6.12	–	Form of Subsidiary Guaranty
Exhibit 10.10	–	Form of Assignment Agreement

Schedules:

Schedule 1.1-C	–	Commitments
Schedule 1.1-L	–	Existing Letters of Credit
Schedule 1.1-P	–	Pricing Grid
Schedule 5.4	–	Certain Disclosed Matters
Schedule 5.15	–	Certain Existing Indebtedness
Schedule 5.16	–	Certain Existing Liens

CREDIT AGREEMENT

THIS CREDIT AGREEMENT (this “Agreement”), dated as of November 1, 2011, among TRANSOCEAN INC. (the “Borrower”), a Cayman Islands exempted company, the lenders from time to time parties hereto (each a “Lender” and collectively, the “Lenders”), JPMORGAN CHASE BANK, N.A., as administrative agent for the Lenders (in such capacity, the “Administrative Agent”), CRÉDIT AGRICOLE CORPORATE AND INVESTMENT BANK and CITIBANK, N.A., as co-syndication agents for the Lenders (in such capacities, the “Co-Syndication Agents”), and THE BANK OF TOKYO-MITSUBISHI UFJ, LTD and WELLS FARGO BANK, NATIONAL ASSOCIATION, as co-documentation agents for the Lenders (in such capacities, collectively the “Co-Documentation Agents”).

WITNESSETH:

WHEREAS, the Borrower and certain of the Lenders are parties to the Amended Five-Year Revolving Credit Agreement (as so amended as of November 25, 2008, the “Existing Credit Agreement”) among the Borrower, JPMorgan Chase Bank, N.A., as administrative agent, and the lenders that are parties thereto;

WHEREAS, the Borrower has requested that the Existing Credit Agreement and all outstanding obligations and commitments thereunder be refinanced and replaced pursuant to a new revolving credit facility, and the parties to this Agreement have agreed to provide such new revolving credit facility on the terms and subject to the conditions set forth herein;

NOW, THEREFORE, in consideration of the premises and of the mutual covenants herein contained, the parties hereto agree as follows:

ARTICLE 1    DEFINITIONS; INTERPRETATION.

Section 1.1             Definitions.  Unless otherwise defined herein, the following terms shall have the following meanings, which meanings shall be equally applicable to both the singular and plural forms of such terms:

“Adjusted LIBOR” means, for any Eurocurrency Loan for any Interest Period, a rate per annum (expressed as a percentage) determined in accordance with the following formula:

Adjusted LIBOR	=	LIBOR Rate for such Interest Period
1.00 - Statutory Reserve Rate

“Adjusted LIBOR Loan” means a Eurocurrency Loan bearing interest at a rate based on Adjusted LIBOR as provided in Section 2.6(b).

“Administrative Agent” means JPMorgan Chase Bank, N.A., acting in its capacity as administrative agent for the Lenders, and in the case of Loans denominated in an Alternative Currency, acting through JPMorgan Europe Limited, and any successor Administrative Agent appointed hereunder pursuant to Section 9.10(a).

“Administrative Agent’s Account” means (a) in the case of Loans denominated in U.S. Dollars and all Letters of Credit, the account of the Administrative Agent maintained by the Administrative Agent at its office at 10 South Dearborn, 7th Floor, Chicago, Illinois 60603, Attention:  Darren Cunningham, Sr.

Account Manager, (b) in the case of Loans denominated in any Alternative Currency, the account of the Administrative Agent or JPMorgan Europe Limited or other Sub-Agent as may be designated in writing from time to time by the Administrative Agent to the Borrower and the Lenders for such purpose, and (c) in any such case, such other account of the Administrative Agent or the Sub-Agent as may be designated in writing from time to time by the Administrative Agent to the Borrower and the Lenders for such purpose.

“Administrative Questionnaire” means, with respect to each Lender, an administrative questionnaire in the form prepared by the Administrative Agent and submitted to the Administrative Agent duly completed by such Lender.

“Affiliate” means, with respect to a specified Person, another Person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the Person.

“Agent Parties” has the meaning ascribed to such term in Section 10.7(c).

“Agreement” means this Credit Agreement, as the same may be amended, restated and supplemented from time to time.

“Alternate Base Rate”  means, for any day (or, if such day is not a Business Day, the next preceding Business Day), a rate per annum equal to the greatest of the then determinable of (a) the Prime Rate in effect on such day, (b) the Federal Funds Effective Rate in effect on such day plus 50 basis points (0.50%), and (c) Adjusted LIBOR (for U.S. dollar borrowings) for a one month Interest Period commencing two Business Days thereafter, as appearing at approximately 11:00 a.m. London time on the Applicable Screen on such day plus 100 basis points (1.00%).  Any change in the Alternate Base Rate due to a change in the Prime Rate, the Federal Funds Effective Rate or Adjusted LIBOR shall be effective from and including the effective date of such change in the Prime Rate, the Federal Funds Effective Rate, or Adjusted LIBOR, as the case may be.

“Alternative Currency” means either of the following currencies:  Euro and Sterling.

“Alternative Currency Loan” means a Loan that is made in an Alternative Currency pursuant to the applicable Borrowing Request.

“Alternative Currency Sublimit” means $200,000,000.

“AML and Anti-Terrorist Acts” has the meaning ascribed to such term in Section 6.16.

“Applicable Commitment Fee Rate” means, for any day, based on the Credit Rating then in effect as provided herein, the applicable percentage per annum for the commitment fee payable pursuant to Section 3.1(a) for such Credit Rating as shown on the Pricing Grid.

“Applicable Lending Office” the “lending office” of any Lender (or an Affiliate of such Lender) designated for each Type and/or currency of Loan or Letter of Credit in the Administrative Questionnaire submitted by such Lender or such other office of such Lender (or an Affiliate of such Lender) as such Lender may from time to time specify to the Administrative Agent and the Borrower as the office by which its Loans and Letters of Credit of such Type and/or currency are to be made and maintained.

“Applicable Margin” means, for any day, (i) for Eurocurrency Loans, the applicable percentage per annum appearing as the “Applicable Margin” set forth in the Pricing Grid based on the Credit Rating then in effect as provided herein, and (ii) for Base Rate Loans, the Applicable Margin for Eurocurrency

Loans as determined pursuant to the preceding clause (i), less 100 basis points (1.00%) per annum (but in no event less than zero).

“Applicable Percentage” means, at any time for each Lender, the percentage of the total Commitments of all Lenders then in effect represented at such time by such Lender’s Commitment; provided, that if the Commitments are terminated, each Lender’s Applicable Percentage shall be calculated based on such Lender’s pro rata share of the total Loans and L/C Obligations then outstanding or, if no Loans or L/C Obligations are then outstanding, its Commitment in effect immediately before such termination, subject to any assignments by such Lender of its Obligations pursuant to Section 10.10(a).

“Applicable Screen”  means (i) with respect to Loans denominated in Dollars or Sterling for any Interest Period, page LIBOR 01 of the Reuters Service (or comparable page of the Bloomberg or Telerate reporting services if then being used by the Administrative Agent to obtain such interest rate quotes, and in each case if such page is replaced or such service ceases to be available, another page or service displaying the appropriate rate designated by the Administrative Agent) displaying the British Bankers Association Interest Settlement Rate for such currency and Interest Period, and (ii) with respect to Loans denominated in Euro for any Interest Period, page EURIBOR 1 of the Reuters Service (or comparable page of the Bloomberg or Telerate reporting services if then being used by the Administrative Agent to obtain such interest rate quotes, and in each case if such page is replaced or such service ceases to be available, another page or service displaying the appropriate rate designated by the Administrative Agent) displaying the percentage per annum determined by the Banking Federation of the European Union for interest rates for Euro for such Interest Period.

“Application” means an application for a Letter of Credit as defined in Section 2.12(b), including a master application pursuant to which one or more subsequent Letters of Credit may be issued.

“Approved Fund” means any Fund that is administered or managed by (i) a Lender, (ii) an Affiliate of a Lender, or (iii) an entity or an Affiliate of an entity that administers or manages a Lender.

“Assignment Agreement” means an agreement in substantially the form of Exhibit 10.10 (or such other form as may be approved by the Administrative Agent) whereby a Lender conveys part or all of its Commitment, Loans and participations in Letters of Credit to another Person that is, or thereupon becomes, a Lender, or to another Lender that increases its Commitments, outstanding Loans and outstanding participations in Letters of Credit, pursuant to Section 10.10.

“Bankruptcy Event” means, with respect to any Person, such Person becomes the subject of a bankruptcy or insolvency proceeding, or has had a receiver, conservator, trustee, administrator, custodian, assignee for the benefit of creditors or similar Person appointed for it charged with the reorganization, receivership, custodianship, or liquidation of its business or properties or, in the good faith determination of the Administrative Agent, has taken any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any such proceeding or appointment.

“Base Rate Borrowing” means a Borrowing of Base Rate Loans made pursuant to a Borrowing Request as provided in Section 2.3(a) or converted from an outstanding Eurocurrency Borrowing or Borrowings pursuant to Section 2.3(b), Section 8.1(b) or Section 8.2.

“Base Rate Loan” means a Loan bearing interest prior to maturity at the rate specified in Section 2.6(a).

“Borrower” means Transocean Inc., an exempted company incorporated under the laws of the Cayman Islands.

“Borrowing” means any extension of credit of the same Type made by the Lenders on the same date by way of Loans having a single Interest Period or a Letter of Credit, including any Borrowing advanced, continued or converted.  A Borrowing is “advanced” on the day the Lenders advance funds comprising such Borrowing to the Borrower or a Letter of Credit is issued, increased or extended, is “continued” (in the case of Eurocurrency Loans) on the date a new Interest Period commences for such Borrowing, and is “converted” (in the case of Eurocurrency Loans) when such Borrowing is changed from one Type of Loan to the other, all as requested by the Borrower pursuant to Section 2.3.

“Borrowing Multiple” means, for any Borrowing, (i) in the case of a Borrowing denominated in Dollars, $100,000, (ii) in the case of a Borrowing denominated in Euros, €100,000, and (iii) in the case of a Borrowing denominated in Sterling, £50,000.

“Borrowing Request” has the meaning ascribed to such term in Section 2.3(a).

“Business Day” means any day other than a Saturday or Sunday on which banks are not authorized or required to close in New York, New York and, if the applicable Business Day relates to the advance or continuation of, conversion into, or payment on a Eurocurrency Borrowing (i) in a currency other than Euros, on which banks are dealing in Dollar or Sterling deposits, as applicable, in the applicable interbank eurocurrency market in London, England, and (ii) in Euros, on which the TARGET payment system is open for the settlement of payments in Euros and on which banks are not authorized or required to close in London, England.

“Calculation Date” means the last Business Day of each calendar quarter.

“Capitalized Lease Obligations” means, for any Person, the aggregate amount of such Person’s liabilities under all leases of real or personal property (or any combination thereof or interest therein) which is required to be capitalized on the balance sheet of such Person as determined in accordance with GAAP.  Notwithstanding anything to the contrary in this Agreement or any other Credit Document, for purposes of calculating Capitalized Lease Obligations pursuant to the terms of this Agreement or any other Credit Document, GAAP will be deemed to treat leases that would have been classified as operating leases in accordance with generally accepted accounting principles in the United States of America as in effect on December 31, 2010 in a manner consistent with the treatment of such leases under generally accepted accounting principles in the United States of America as in effect on December 31, 2010, notwithstanding any modifications or interpretive changes thereto that may occur thereafter.

“Cash Collateralize” means to deposit in the Collateral Account or to pledge and deposit with or deliver to the Administrative Agent, for the benefit of one or more of the Issuing Banks or Lenders, as collateral for L/C Obligations or obligations of Lenders to fund participations in respect of L/C Obligations, cash or deposit account balances or, if the Administrative Agent and each applicable Issuing Bank shall agree in their sole discretion, other credit support, in each case with such cash or deposit account balances or other credit support denominated in the applicable currency in which such L/C Obligations are payable and pursuant to documentation in form and substance satisfactory to the Administrative Agent and each applicable Issuing Bank.  “Cash Collateral” shall have a meaning correlative to the foregoing and shall include the proceeds of such cash collateral and other credit support.

“Cash Equivalents” means (i) securities issued or directly and fully guaranteed or insured by the United States of America or any agency or instrumentality thereof having maturities of not more than twelve (12) months from the date of acquisition, (ii) time deposits and certificates of deposits maturing within one year from the date of acquisition thereof or repurchase agreements with financial institutions whose short-term unsecured debt rating is A or above as obtained from either S&P or Moody’s, (iii) commercial paper or Eurocommercial paper with a rating of at least A-1 by S&P or at least P-1 by Moody’s, with maturities of not more than twelve (12) months from the date of acquisition, (iv) repurchase obligations entered into with any Lender, or any other Person whose short-term senior unsecured debt rating from S&P is at least A-1 or from Moody’s is at least P-1, which are secured by a fully perfected security interest in any obligation of the type described in (i) above and has a market value of the time such repurchase is entered into of not less than 100% of the repurchase obligation of such Lender or such other Person thereunder, (v) marketable direct obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof maturing within twelve (12) months from the date of acquisition thereof or providing for the resetting of the interest rate applicable thereto not less often than annually and, at the time of acquisition, having one of the two highest ratings obtainable from either S&P or Moody’s, and (vi) money market funds which have at least $1,000,000,000 in assets and which invest primarily in securities of the types described in clauses (i) through (v) above.

“Change in Law” means the occurrence, after the date of this Agreement, of any of the following: (a) the adoption or taking effect of any law, rule, regulation or treaty, (b) any change in any law, rule, regulation or treaty or in the administration, interpretation, implementation or application thereof by any Governmental Authority or (c) the making or issuance of any request, rule, guideline or directive (whether or not having the force of law) by any Governmental Authority; provided that notwithstanding anything herein to the contrary, (i) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines or directives thereunder or issued in connection therewith and (ii) all requests, rules, guidelines or directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States or foreign regulatory authorities, in each case pursuant to Basel III, shall in each case be deemed to be a “Change in Law”, regardless of the date enacted, adopted or issued.

“Code” means the Internal Revenue Code of 1986, as amended from time to time.

“Collateral” means all property and assets of the Borrower in which the Administrative Agent or the Collateral Agent is granted a Lien for the benefit of the Lenders as described in Section 7.4.

“Collateral Account” means the cash collateral account for outstanding undrawn Letters of Credit defined in Section 7.4(b).

“Collateral Agent” means JPMorgan Chase Bank, N.A., acting in its capacity as collateral agent for the Issuing Banks and the Lenders, and in the case of Letters of Credit denominated in an Alternative Currency, JPMorgan Europe Limited acting in such capacity, and any co-collateral agent or successor collateral agent appointed hereunder pursuant to Section 10.10(a).

“Collateralized Obligations” has the meaning ascribed to such term in Section 7.4(b).

“Commitment” means, relative to any Lender, such Lender’s obligations to make Loans and participate in Letters of Credit pursuant to Sections 2.1 and 2.12, initially in the amount and percentage set forth on Schedule 1.1-C hereto, or pursuant to Section 10.10, as such obligations may have been or may hereafter be reduced or increased from time to time as expressly provided pursuant to this Agreement.

“Commitment Termination Date” means the earliest of (i) November 1, 2016, subject to the extension thereof pursuant to Section 2.16, (ii) the date on which the Commitments are terminated in full or reduced to zero pursuant to Section 2.13, and (iii) the occurrence of any Event of Default described in Section 7.1(f) or (g) with respect to the Borrower or the occurrence and continuance of any other Event of Default and either (x) the declaration of the Loans to be due and payable pursuant to Section 7.2, or (y) in the absence of such declaration, the giving of written notice by the Administrative Agent, acting at the direction of the Required Lenders, to the Borrower pursuant to Section 7.2 that the Commitments have been terminated; provided, however, that the Commitment Termination Date of any Lender that is a Declining Lender with respect to any requested extension pursuant to Section 2.16 shall be the earlier of (x) the Commitment Termination Date in effect immediately prior to such extension, (y) the date on which the Commitments are terminated in full or reduced to zero pursuant to Section 2.13, and (2) the occurrence of any Event of Default described in Section 7.1(f) or (g) with respect to the Borrower or the occurrence and continuance of any other Event of Default, and either (i) the declaration of the Loans to be due and payable pursuant to Section 7.2, or (ii) in the absence of such declaration, the giving of written notice by the Administrative Agent, acting at the direction of the Required Lenders, to the Borrower pursuant to Section 7.2 that the Commitments have been terminated.

“Communications” has the meaning ascribed to such term in Section 10.7(c).

“Compliance Certificate” means a certificate in the form of Exhibit 6.6.

“Confidential Information Memorandum” means the Confidential Information Memorandum of the Borrower dated September 2011, as the same may be amended, restated and supplemented from time to time and distributed to the Lenders prior to the Effective Date.

“Connection Income Taxes” means Other Connection Taxes that are imposed on or measured by net income (however denominated) or that are franchise Taxes or branch profits Taxes.

“Consolidated Affiliates” means those Affiliates of the Borrower that are not Subsidiaries of Holdings or the Borrower, but are variable interest entities whose accounts are consolidated with those of Holdings under GAAP.

“Consolidated Group” means, collectively, Holdings, the Borrower, and their respective Subsidiaries and Consolidated Affiliates.  Each Person that is Holdings, the Borrower or a Subsidiary or Consolidated Affiliate thereof included in the Consolidated Group at any time is referred to herein as a “Member of the Consolidated Group.”

“Consolidated Indebtedness” means all Indebtedness of the Consolidated Group that would be reflected on a consolidated balance sheet of such Persons prepared in accordance with GAAP.  Notwithstanding anything to the contrary in this Agreement or any other Credit Document, for purposes of calculating Consolidated Indebtedness pursuant to the terms of this Agreement or any other Credit Document, GAAP will be deemed to treat leases that would have been classified as operating leases in accordance with generally accepted accounting principles in the United States of America as in effect on December 31, 2010 in a manner consistent with the treatment of such leases under generally accepted accounting principles in the United States of America as in effect on December 31, 2010, notwithstanding any modifications or interpretive changes thereto that may occur thereafter.

“Consolidated Indebtedness to Total Tangible Capitalization Ratio” means, at any time, the ratio of Consolidated Indebtedness at such time to Total Tangible Capitalization at such time.

“Consolidated Net Assets” means, as of any date of determination, an amount equal to the aggregate book value of the assets of the Consolidated Group and, to the extent of the equity interest of the Consolidated Group therein, SPVs at such time, minus the current liabilities of the Consolidated

Group, all as determined on a consolidated basis in accordance with GAAP based on the most recent quarterly or annual consolidated financial statements referred to in Section 5.8 or delivered (or publicly filed) as provided in Section 6.6(a), as the case may be.

“Consolidated Tangible Net Worth” means, as of any date of determination, consolidated shareholders equity of the Consolidated Group determined in accordance with GAAP (excluding the effect on shareholders equity of cumulative foreign exchange translation adjustments) less the net book amount of all assets of the Consolidated Group that would be classified as intangible assets on the consolidated balance sheet of the Consolidated Group as of such date prepared in accordance with GAAP.  For purposes of this definition, SPVs shall be accounted for pursuant to the equity method of accounting.

“Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise.  “Controlling” and “Controlled” have meanings correlative thereto.

“Credit Documents” means (i) this Agreement, (ii) the Notes, (iii) the Holdings Guaranty, (iv) the Applications, and (v) any Subsidiary Guaranties in effect from time to time.

“Credit Rating” means the rating (either express or implied) by S&P and Moody’s on the non-credit enhanced senior unsecured long-term debt of the Borrower supported by the guaranty of Holdings.  If at any time such Credit Ratings are different, the higher Credit Rating will govern, unless there is more than one level between the Credit Ratings and then the level immediately above the lower Credit Rating (lower pricing) will apply.  If only one Credit Rating is available, such available Credit Rating will govern.  The Borrower shall give written notice to the Administrative Agent of any changes to such ratings, within three (3) Business Days thereof, and any change to the Applicable Commitment Fee Rate and Applicable Margin shall be effective on the date of the relevant change.

If the rating system of Moody’s or S&P shall change, or if any such rating agency shall cease to be in the business of rating corporate debt obligations, the Borrower and the Lenders shall negotiate in good faith to amend this definition to reflect such changed rating system or the unavailability of ratings from such rating agency and, pending the effectiveness of any such amendment, the Applicable Margin and Applicable Commitment Fee Rate shall be determined by reference to the rating most recently in effect prior to such change or cessation.  Notwithstanding the foregoing, if the Borrower shall at any time fail to have in effect at least one such rating on the Borrower’s non-credit enhanced senior unsecured long-term debt supported by the guaranty of Holdings, the Borrower shall seek to obtain (if not already in effect), within thirty (30) days after such rating first ceases to be in effect, a corporate credit rating or a bank loan rating from Moody’s or S&P (or if neither Moody’s nor S&P issues such types of ratings or ratings comparable thereto, from another nationally recognized rating agency approved by each of the Borrower and the Administrative Agent), and the Applicable Commitment Fee Rate and Applicable Margin in effect prior to the issuance of such corporate credit rating or bank loan rating shall be the same as the Applicable Commitment Fee Rate and Applicable Margin, as the case may be, in effect at the time such senior unsecured long-term debt rating ceases to be in effect; provided, that if no such rating is issued within such thirty (30) day period, then at all times thereafter until such rating is issued, Level VI on the Pricing Grid shall be deemed to apply.

“Currency Rate Protection Agreement” means any foreign currency exchange and future agreements, arrangements and options designed to protect against fluctuations in currency exchange rates.

“Declining Lender” has the meaning ascribed to such term in Section 2.16.

“Default” means any event or condition the occurrence of which would, with the passage of time or the giving of notice, or both, constitute an Event of Default.

“Defaulting Lender” means, subject to Section 2.14(f), any Lender that (a) has failed, within two Business Days of the date required to be funded or paid, to (i) fund any portion of its Loans, unless such Lender notifies the Administrative Agent in writing that such failure is the result of such Lender’s good faith determination that a condition precedent to funding (specifically identified and including the particular default, if any) has not been satisfied, (ii) fund any portion of its participations in Letters of Credit or (iii) pay over to the Borrower or the Administrative Agent any other amount required to be paid by it hereunder, unless (in the case of this clause (iii)) such Lender notifies the Administrative Agent in writing that such failure is the result of a good faith dispute with respect to the requirement to pay such amount, (b) has notified the Administrative Agent or the Borrower in writing, or has made a public statement to the effect, that it does not intend or expect to comply with any of its funding obligations under this Agreement (unless such writing or public statement indicates that such position is based on such Lender’s good faith determination that a condition precedent (specifically identified and including the particular default, if any) to funding a Loan under this Agreement cannot be satisfied), (c) has failed, within three Business Days after request by the Administrative Agent or the Borrower, acting in good faith, to provide a certification in writing from an authorized officer of such Lender that it will comply with its obligations to fund prospective Loans and participations in then outstanding Letters of Credit under this Agreement, provided that such Lender shall cease to be a Defaulting Lender pursuant to this clause (c) upon the Administrative Agent’s and the Borrower’s receipt of such certification in form and substance satisfactory to the Borrower and the Administrative Agent, or (d) has, or has a direct or indirect parent company that has, become the subject of a Bankruptcy Event; provided that a Bankruptcy Event shall not be deemed to exist for purposes of this definition solely by virtue of any ownership interest, or the acquisition of any ownership interest, in such Person by a Governmental Authority or instrumentality thereof, so long as such ownership interest does not result in or provide such Person with immunity from the jurisdiction of courts within the United States or from the enforcement of judgments or writs of attachment on its assets or permit such Person (or such Governmental Authority or instrumentality) to reject, repudiate, disavow or disaffirm any contracts or agreements made by such Person.  Any determination by the Administrative Agent that a Lender is a Defaulting Lender under any one or more of clauses (a) through (d) above shall be conclusive and binding absent manifest error, and such Lender shall be deemed to be a Defaulting Lender upon delivery of written notice of such determination by the Administrative Agent to the Borrower, each Issuing Bank, and each Lender.

“Disclosed Matters” has the meaning ascribed to such term in Section 5.4.

“Dollar” and “U.S. Dollar” and the sign “$” mean lawful money of the United States of America.

“Dollar Equivalent” means, on any date of determination (i) with respect to any amount in Dollars, such amount, and (ii) with respect to any amount in any currency other than U.S. Dollars, the equivalent in Dollars of such amount, determined by the Administrative Agent using the applicable Exchange Rate with respect to such currency at the time in effect pursuant to Section 10.19 or as otherwise expressly provided herein.

“Effective Date” has the meaning ascribed to such term in Section 4.1.

“Eligible Assignee” means any Person that meets the requirements to be an assignee pursuant to Section 10.10(a) (subject to such consents, if any, as may be required pursuant to Section 10.10(a)(iii)).

“EMU Legislation” means the legislative measures of the European Union for the introduction of, changeover to or operation of the Euro in one or more member states.

“Environmental Claims” means any and all administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of non-compliance or violation, investigations or proceedings relating to any Environmental Law (“Claims”) or any permit issued under any Environmental Law, including, without limitation, (i) any and all Claims by governmental or regulatory authorities for enforcement, cleanup, removal, response, remedial or other actions or damages pursuant to any applicable Environmental Law, and (ii) any and all Claims by any third party seeking damages, contribution, indemnification, cost recovery, compensation or injunctive relief resulting from Hazardous Materials or arising from alleged injury or threat of injury to the environment.

“Environmental Law” means any federal, state or local statute, law, rule, regulation, ordinance, code, policy or rule of common law now or hereafter in effect, including any judicial or administrative order, consent, decree or judgment, relating to pollution or protection of the environment, health, safety or natural resources, in each case, relating to the use, handling, transportation, treatment, storage, disposal, release or discharge of any Hazardous Materials.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended from time to time, and any successor thereto.

“ERISA Affiliate” means, any trade or business (whether or not incorporated) that, together with the Borrower, is treated as a single employer under Section 414(b) or (c) of the Code or, solely for purposes of Section 302 of ERISA and Section 412 of the Code, is treated as a single employer under Section 414 of the Code.

“ERISA Event” means (a) any “reportable event”, as defined in Section 4043 of ERISA or the regulations issued thereunder with respect to a Plan (other than an event for which the 30 day notice period is waived); (b) the existence with respect to any Plan of an “accumulated funding deficiency” (as defined in Section 412 of the Code or Section 302 of ERISA), whether or not waived; (c) the filing pursuant to Section 412(d) of the Code or Section 303(d) of ERISA of an application for a waiver of the minimum funding standard with respect to any Plan; (d) the incurrence by the Borrower or any of its ERISA Affiliates of any liability under Title IV of ERISA with respect to the termination of any Plan; (e) the receipt by the Borrower or any ERISA Affiliate from the PBGC or a plan administrator of any notice relating to an intention to terminate any Plan or Plans under Section 4041(c) of ERISA or to appoint a trustee to administer any Plan under Section 4042(b) of ERISA; (f) the incurrence by the Borrower or any of its ERISA Affiliates of any liability with respect to the withdrawal or partial withdrawal from any Plan or Multiemployer Plan; or (g) the receipt by the Borrower or any ERISA Affiliate of any notice, or the receipt by any Multiemployer Plan from the Borrower or any ERISA Affiliate of any notice, concerning the imposition of Withdrawal Liability or a determination that a Multiemployer Plan is, or is expected to be, insolvent or in reorganization, within the meaning of Title IV of ERISA.

“EURIBO Rate” means, for any Loan denominated in Euro for any Interest Period, the rate appearing on the Applicable Screen for such Interest Period, or, if for any reason such rate is not available, the rate per annum at which deposits in Euro are offered by the principal London office of JPMorgan Chase Bank, N.A. to leading banks in the European interbank market at their request in an amount equal to €3,000,000 for a period equal to such Interest Period (subject, however, to the provisions of Section 2.4), in each case as of the Specified Time on the Quotation Day.

“Euro” or “€” means the single currency of the European Union as constituted by the Treaty on European Union and as referred to in the EMU Legislation for the introduction of, changeover to or operation of the Euro in one or more member states.

“Eurocurrency”, when used in reference to any Loan or Borrowing, means such Loan, or the Loans comprising such Borrowing, shall bear interest at a rate determined by reference to Adjusted LIBOR and the Applicable Margin.

“Eurocurrency Borrowing” means a Borrowing of Eurocurrency Loans made pursuant to a Borrowing Request as provided in Section 2.3(a) or continued as Eurocurrency Loans or converted to Eurocurrency Loans from Base Rate Loans pursuant to Section 2.3(b).

“Eurocurrency Loan” means a Loan bearing interest before maturity at the rate specified in Section 2.6(b).

“Event of Default” means any of the events or circumstances specified in Section 7.1.

“Exchange Rate” means on any day (or if such day is not a Business Day, on the immediately preceding Business Day), for purposes of determining the Dollar Equivalent of any other currency, the rate at which such other currency may be exchanged into U.S. Dollars at the time of determination on such day as set forth on the Reuters WRLD Page for such currency.  In the event that such rate does not appear on any Reuters WRLD Page, the Exchange Rate shall be determined by reference to such other publicly available service for displaying currency exchange rates as may be agreed upon by the Administrative Agent and the Borrower, or, in the absence of such an agreement, such Exchange Rate shall instead be the arithmetic average of the spot rates of exchange of the Administrative Agent in the market where its foreign currency exchange operations in respect of such currency are then being conducted, at or about such time as the Administrative Agent shall elect after determining that such rates shall be the basis for determining the Exchange Rate, on such date for the purchase of U.S. Dollars for delivery two Business Days later; provided that if at the time of any such determination, for any reason, no such spot rate is being quoted, the Administrative Agent may use any reasonable method it deems appropriate to determine such rate, and such determination shall be conclusive absent manifest error.

“Excluded Taxes” means any of the following Taxes imposed on or with respect to a Recipient or required to be withheld or deducted from a payment to a Recipient:  (a) Taxes imposed on or measured by net income (however denominated), franchise Taxes, and branch profits Taxes, in each case, (i) imposed as a result of such Recipient being organized under the laws of, or having its principal office or, in the case of any Lender, its Applicable Lending Office located in, the jurisdiction imposing such Tax (or any political subdivision thereof) or (ii) that are Other Connection Taxes, (b) in the case of a Lender, U.S. federal withholding Taxes imposed on amounts payable to or for the account of such Lender with respect to an interest in a Loan or Commitment pursuant to a law in effect on the date on which (A) such Lender becomes a party hereto, or (B) such Lender changes its Applicable Lending Office, except in each case to the extent that, pursuant to Section 3.3, amounts with respect to such Taxes were payable either to such Lender’s assignor immediately before such Lender became a party hereto or to such Lender immediately before it changed its Applicable Lending Office, (c) Taxes attributable to such Recipient’s failure to comply with Section 3.3(g), and (d) any U.S. federal withholding Taxes imposed under FATCA.

“Existing Credit Agreement” has the meaning ascribed to such term in the recitals to this Agreement.

“Extended Commitment Termination Date” has the meaning ascribed to such term in Section 2.12(b).

“Extending Lender” has the meaning ascribed to such term in Section 2.16.

“FATCA” means Sections 1471 through 1474 of the Code, as of the date of this Agreement and any regulations or official interpretations thereof.

“Federal Funds Effective Rate” means, for any day, the weighted average (rounded upwards, if necessary, to the nearest 1/100 of 1%) of the rates on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers, as published on the next succeeding Business Day by the Federal Reserve Bank of New York, or, if such rate is not so published for any day that is a Business Day, the average (rounded upwards, if necessary, to the nearest 1/100 of 1%) of the quotations for such day for such transactions received by the Administrative Agent from three Federal funds brokers of recognized standing selected by it.

“Foreign Lender” means (a) if the Borrower is a U.S. Person, a Lender that is not a U.S. Person, and (b) if the Borrower is not a U.S. Person, a Lender that is resident or organized under the laws of a jurisdiction other than that in which the Borrower is resident for tax purposes.

“Foreign Plan” means any pension, profit sharing, deferred compensation, or other employee benefit plan, program or arrangement maintained by the Borrower, Holdings, or any non-U.S. Subsidiary of the Borrower or Holdings which, under applicable local law, is required to be funded through a trust or other funding vehicle, but shall not include any benefit provided by a foreign government or its agencies.

“Fronting Exposure” means, at any time there is a Defaulting Lender, with respect to any Issuing Bank, such Defaulting Lender’s Applicable Percentage of the outstanding L/C Obligations with respect to Letters of Credit issued by such Issuing Bank, other than L/C Obligations as to which such Defaulting Lender’s participation obligation has been reallocated to other Lenders or Cash Collateralized in accordance with Section 2.14.

“Fund” means any Person (other than a natural Person) that is (or will be) engaged in making, purchasing, holding or otherwise investing in commercial loans and similar extensions of credit in the ordinary course of its activities.

“GAAP” means generally accepted accounting principles from time to time in effect as set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and the statements and pronouncements of the Financial Accounting Standards Board or in such other statements, opinions and pronouncements by such other entity as may be approved by a significant segment of the U.S. accounting profession, including, as applicable, the International Financial Reporting Standards.

“Governmental Authority” means the government of the United States of America, any other nation, or any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government (including any supranational bodies such as the European Union or the European Central Bank).

“Guarantor” means (i) Holdings, and (ii) any Subsidiary of the Borrower or Holdings required to execute and deliver a Subsidiary Guaranty hereunder as provided in Section 6.12(j), in each case unless and until the relevant Subsidiary Guaranty is terminated as provided in Section 6.12(j).

“Guaranty” by any Person means all contractual obligations (other than endorsements in the ordinary course of business of negotiable instruments for deposit or collection or similar transactions in the ordinary course of business) of such Person guaranteeing any Indebtedness of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, including, without limitation, all obligations incurred through an agreement, contingent or otherwise, by such Person: (i) to purchase such Indebtedness or to purchase any property or assets constituting security therefor, primarily for the purpose of assuring the owner of such Indebtedness of the ability of the primary obligor to make payment of such Indebtedness; or (ii) to advance or supply funds (x) for the purchase or payment of such Indebtedness, or (y) to maintain working capital or other balance sheet condition, or otherwise to advance or make available funds for the purchase or payment of such Indebtedness, in each case primarily for the purpose of assuring the owner of such Indebtedness of the ability of the primary obligor to make payment of such Indebtedness; or (iii) to lease property, or to purchase securities or other property or services, of the primary obligor, primarily for the purpose of assuring the owner of such Indebtedness of the ability of the primary obligor to make payment of such Indebtedness; or (iv) otherwise to assure the owner of such Indebtedness of the primary obligor against loss in respect thereof.  For the purpose of all computations made under this Agreement, the amount of a Guaranty in respect of any Indebtedness shall be deemed to be equal to the amount that would apply if such Indebtedness was the direct obligation of such Person rather than the primary obligor or, if less, the maximum aggregate potential liability of such Person under the terms of the Guaranty.

“Hazardous Material” has the meaning ascribed to such term in the Comprehensive Environmental Response Compensation and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Acts of 1986, and shall also include petroleum, including crude oil or any fraction thereof, or any other substance defined as “hazardous” or “toxic” or words with similar meaning and effect under any Environmental Law applicable to the Borrower or other Members of the Consolidated Group.

“Highest Lawful Rate” means the maximum nonusurious interest rate, if any, that any time or from time to time may be contracted for, taken, reserved, charged or received on any Loans, under laws applicable to any of the Lenders which are presently in effect or, to the extent allowed by applicable law, under such laws which may hereafter be in effect and which allow a higher maximum nonusurious interest rate than applicable laws now allow.  Determination of the rate of interest for the purpose of determining whether any Loans are usurious under all applicable laws shall be made by amortizing, prorating, allocating, and spreading, in equal parts during the period of the full stated term of the Loans, all interest at any time contracted for, taken, reserved, charged or received from the Borrower in connection with the Loans.

“Holdings” means Transocean Ltd., a Swiss corporation registered in Zug, Switzerland and the sole shareholder of the Borrower.

“Holdings Guaranty” means the Holdings Guaranty Agreement executed and delivered by Holdings pursuant to Section 4.1(a), guaranteeing all Loans, Reimbursement Obligations, and other Obligations of the Borrower owing at any time under this Agreement or any other Credit Document.

“Indebtedness” means, for any Person, the following obligations of such Person, without duplication:  (i) obligations of such Person for borrowed money; (ii) obligations of such Person representing the deferred purchase price of property or services other than accounts payable and accrued liabilities arising in the ordinary course of business and other than amounts which are being contested in good faith and for which reserves in conformity with GAAP have been provided; (iii) obligations of such Person evidenced by bonds, notes, bankers acceptances, debentures or other similar instruments of such Person, or obligations of such Person arising, whether absolute or contingent, out of letters of credit issued for such Person’s account or pursuant to such Person’s application securing Indebtedness; (iv) obligations of other Persons, whether or not assumed, secured by Liens (other than Permitted Liens) upon property or payable out of the proceeds or production from property now or hereafter owned or acquired by such Person, but only to the extent of such property’s fair market value; (v) Capitalized Lease

Obligations of such Person; (vi) obligations under Interest Rate Protection Agreements and Currency Rate Protection Agreements; and (vii) obligations of such Person pursuant to a Guaranty of any of the foregoing obligations of another Person; provided, however, Indebtedness shall exclude (x) Non-recourse Debt, and (y) any Indebtedness attributable to the mark-to-market treatment of obligations of the type described in clause (vi) in the definition of Indebtedness and any actual fair value adjustment arising from any Interest Rate Protection Agreements and Currency Rate Protection Agreements that have not been cancelled or otherwise terminated before their scheduled expiration, in each case in respect of Interest Rate Protection Agreements and Currency Rate Protection Agreements entered into in the ordinary course of business and not for investment or speculative purposes.  For purposes of this Agreement, the Indebtedness of any Person shall include the Indebtedness of any partnership or joint venture to the extent such Indebtedness is recourse to such Person.

“Indemnified Parties” has the meaning ascribed to such term in Section 10.13(b).

“Indemnified Taxes” means (a) Taxes, other than Excluded Taxes, imposed on or with respect to any payment made by or on account of any Loan Party under any Credit Document and (b) to the extent not otherwise described in the preceding clause (a), Other Taxes.

“Indentures” means, collectively (i) the Indenture dated as of December 11, 2007, between the Borrower and Wells Fargo Bank, National Association, Trustee, together with the First Supplemental Indenture and Second Supplemental Indenture thereto, each dated as of December 11, 2007, the Third Supplemental Indenture thereto dated as of December 18, 2008 and the Fourth Supplemental Indenture thereto dated as of September 21, 2010, (ii) the Indenture dated as of February 1, 2003 between GlobalSantaFe Corporation and Wilmington Trust Company, Trustee, together with the First Supplemental Indenture thereto dated as of November 27, 2007, (iii) the Indenture dated as of September 1, 1997, between Global Marine Inc. and Wilmington Trust Company, Trustee, together with the First Supplemental Indenture thereto dated as of June 23, 2000, and Second Supplemental Indenture thereto dated as of November 20, 2001, and (iv) the Indenture dated as of April 15, 1997, between Transocean Offshore Inc. and Texas Commerce Bank National Association, Trustee, together with the First Supplemental Indenture thereto dated as of April 15, 1997, the Second Supplemental Indenture thereto dated as of May 14, 1997, the Third Supplemental Indenture thereto dated as of May 24, 2000, the Fourth Supplemental Indenture thereto dated as of May 11, 2001, and the Fifth Supplemental Indenture thereto dated as of December 18, 2008, in each case with all other supplemental indentures, amendments and modifications thereto, and all notes and debentures issued pursuant to the provisions thereof.

“Information” has the meaning ascribed to such term in Section 10.15(a).

“Interest Payment Date” means (a) with respect to any Base Rate Loan, the last day of each March, June, September and December and (b) with respect to any Eurocurrency Loan, the last day of the Interest Period applicable to the Borrowing of which such Loan is a part and, in the case of a Eurocurrency Borrowing with an Interest Period of more than three months’ duration, each day prior to the last day of such Interest Period that occurs at intervals of three months’ duration after the first day of such Interest Period.

“Interest Period” means with respect to any Eurocurrency Borrowing, the period commencing on the date of such Borrowing and ending on the numerically corresponding day in the calendar month that is one, two, three or six months thereafter (or if available from each Lender making a Loan as part of such Borrowing, any other period), in each case as the Borrower may elect.  For purposes hereof, the date of a Borrowing initially shall be the date on which such Borrowing is made and thereafter shall be the effective date of the most recent conversion or continuation of such Borrowing.

“Interest Rate Protection Agreement” means any interest rate swap, interest rate cap, interest rate collar, or other interest rate hedging agreement or arrangement designed to protect against fluctuations in interest rates.

“IRS” means the United States Internal Revenue Service.

“ISP” means, with respect to any Letter of Credit, the “International Standby Practices 1998” published by the Institute of International Banking Law & Practice (or such later version thereof as may be in effect at the time of issuance).

“Issuance Request” has the meaning ascribed to such term in Section 2.12(b).

“Issuing Bank” means each of JPMorgan Chase Bank, N.A., Crédit Agricole Corporate and Investment Bank, The Bank of Tokyo-Mitsubishi UFJ, Ltd., Citibank, N.A., and Wells Fargo Bank, National Association, and each other Lender agreeing with the Borrower and the Administrative Agent to act as an Issuing Bank in respect of a Letter of Credit requested by the Borrower to be issued under this Agreement.

“Issuing Bank Agreement” has the meaning ascribed to such term in Section 2.12(f).

“Issuing Bank Exchange Rate” has the meaning ascribed to such term in Section 10.19(a).

“Joint Lead Arrangers” means, collectively, J.P. Morgan Securities LLC, Crédit Agricole Corporate and Investment Bank, The Bank of Tokyo-Mitsubishi UFJ, Ltd., Citigroup Global Markets Inc., and Wells Fargo Securities, LLC, acting in their capacities as joint lead arrangers and joint bookrunners for the credit facility described in this Agreement; provided, however, that no such Joint Lead Arrangers shall have any duties, responsibilities, or obligations hereunder in such capacity.

“L/C Documents” means the Letters of Credit, the Issuance Requests and Applications with respect thereto, any draft or other document presented in connection with a drawing thereunder, and this Agreement.

“L/C Exposure” means with respect to any Lender at any time, such Lender’s Applicable Percentage of all L/C Obligations then outstanding.

“L/C Obligations” means, as at any date of determination, the aggregate amounts available to be drawn under all outstanding Letters of Credit plus the aggregate amounts of all outstanding Reimbursement Obligations.  For purposes of computing the amount available to be drawn under any Letter of Credit, the amount of such Letter of Credit shall be determined in accordance with Section 2.12(e).  For all purposes of this Agreement, if on any date of determination a Letter of Credit has expired by its terms but any amount may still be drawn thereunder by reason of the operation of Rule 3.14 of the ISP, such Letter of Credit shall be deemed to be “outstanding” in the amount so remaining available to be drawn.

“Lender” is defined in the preamble.

“Lender Parties” has the meaning ascribed to such term in Section 10.25.

“Letter of Credit” means (i) any of the letters of credit to be issued by an Issuing Bank for the account of the Borrower pursuant to Section 2.12(a), and (ii) any letter of credit issued under the Existing Credit Agreement and outstanding on the Closing Date as described on Schedule 1.1-L.

“Letters of Credit Maximum Amount” means, at any time, the lesser of (i) $1,000,000,000 and (ii) the Revolving Credit Commitment Amount in effect at such time; provided, however, that (x) none of the initial five Issuing Banks (as specified in the definition of such term) shall be required to issue Letters of Credit or have outstanding at any time L/C Obligations with an aggregate Dollar Equivalent in excess of $200,000,000 for any such Issuing Bank, except as may otherwise be agreed in writing by such Issuing Bank, and (y) no other Issuing Bank shall be required to issue Letters of Credit or have outstanding at any time L/C Obligations with an aggregate Dollar Equivalent in excess of an amount to be agreed in writing by the Borrower and such Issuing Bank.

“LIBOR Rate” means, for any Interest Period for each Eurocurrency Loan, an interest rate per annum equal to (a) in the case of any Loan denominated in any currency other than Euro, the rate per annum appearing on the Applicable Screen as the London interbank offered rate for deposits in the applicable currency at the Specified Time on the Quotation Day for a term comparable to such Interest Period or, if for any reason such rate is not available, the average (rounded to the nearest 1/100 of 1% per annum) of the rate per annum at which deposits in the applicable currency are offered by the principal London office of JPMorgan Chase Bank, N.A. to leading banks in the London interbank market at the Specified Time on the Quotation Day in an amount of $5,000,000 (in the case of Loans denominated in U.S. Dollars) or an amount substantially equal to $5,000,000 (in the case of Loans denominated in any Alternative Currency other than Euros), in each case to be outstanding during such Interest Period and for a period equal to such Interest Period or, (b) in the case of any Loan denominated in Euros, the EURIBO Rate for such Eurocurrency Loan and Interest Period.  For the avoidance of doubt, the LIBOR Rate as used herein shall never be an amount less than zero.

“Lien” means any interest in any property or asset in favor of a Person other than the owner of such property or asset and securing an obligation owed to, or a claim by, such Person, whether such interest is based on the common law, statute or contract, including, but not limited to, the security interest lien arising from a mortgage, encumbrance, pledge, conditional sale, security agreement or trust receipt, or a lease (including a capital lease), consignment or bailment for security purposes.

“Loan” means (i) a Base Rate Loan or (ii) a Eurocurrency Loan, as the case may be, and “Loans” means two or more of any such Loans.

“Loan Party” means each of (i) the Borrower, (ii) Holdings, and (iii) any Subsidiary that has executed and delivered a Subsidiary Guaranty as provided in Section 6.12(j), in each case unless and until the relevant Subsidiary Guaranty is terminated as provided in Section 6.12(j).

“Mandatory Costs Rate” means in relation to any relevant period and sum, the addition to the interest rate determined in accordance with Exhibit 2.15 hereto.

“Material Adverse Effect” means a material adverse effect on (i) the business, assets, financial condition or results of operations of the Borrower, Holdings, and their respective Subsidiaries taken as a whole, (ii) the Borrower’s or Holdings’ ability to perform any of its payment obligations under this Agreement or the other Credit Documents, or (iii) the rights and remedies of the Administrative Agent and the Lenders under the Credit Documents.

“Material Indebtedness” has the meaning ascribed to such term in Section 7.1(e).

“Material Plan” has the meaning ascribed to such term in Section 7.1(i).

“Maturity Date” means the earlier of (i) the Commitment Termination Date, and (ii) the date on which the Loans have become due and payable pursuant to Section 7.2 or 7.3.

“Moody’s” means Moody’s Investors Service, Inc. or any successor thereto.

“Multiemployer Plan” means a “multiemployer plan” as defined in Section 4001(a)(3) of ERISA, which is subject to Title IV of ERISA and to which the Borrower, Holdings or any ERISA Affiliate is making or accruing an obligation to make contributions, or has within any of the preceding five plan years made or accrued an obligation to make contributions.

“Non-Defaulting Lender” means, at any time, each Lender that is not a Defaulting Lender at such time.

“Non-recourse Debt” means (i) any Indebtedness incurred by any Project Financing Subsidiary to finance the acquisition, improvement, design, engineering, construction, development, completion, maintenance or operation of, or otherwise to pay costs and expenses relating to or incurred in connection with the foregoing for, any drill ship, offshore mobile drilling unit or offshore drilling rig, which Indebtedness does not provide for recourse against Holdings, the Borrower or any other Member of the Consolidated Group (other than to such Project Financing Subsidiary with respect to customary non-recourse exceptions, and such recourse as exists under a Performance Guaranty given for the benefit of such Project Financing Subsidiary) or any property or asset of Holdings, the Borrower or any other Member of the Consolidated Group (other than equity interests of, and such drill ship, drilling unit or drilling rig and related assets of, such Project Financing Subsidiary, and such recourse as exists under a Performance Guaranty given for the benefit of such Project Financing Subsidiary) and (ii) any refinancing of such Indebtedness that does not increase the outstanding principal amount thereof (other than to pay costs incurred in connection therewith and the capitalization of any interest, fees or premium) at the time of the refinancing, increase the property subject to any Lien securing such Indebtedness, or provide for recourse against any other Member of the Consolidated Group.

“Non-Refundable Portion” has the meaning ascribed to such term in Section 2.6(d).

“Note” means any of the promissory notes of the Borrower defined in Section 2.8.

“Obligation Currency” has the meaning ascribed to such term in Section 10.18.

“Obligations” means all obligations of the Borrower (i) to pay fees, costs and expenses under this Agreement or the other Credit Documents, (ii) to pay principal and interest on Loans and Reimbursement Obligations, (iii) to pay any other obligations to the Administrative Agent or any Lender or Issuing Bank arising under this Agreement or the other Credit Documents, and (iv) to provide Cash Collateral as required by this Agreement, in each case including any such interest, fees or other monetary obligations accruing during the pendency of any bankruptcy, insolvency, receivership or other similar proceeding, regardless of whether such interest, fees or other monetary obligations are allowed or allowable in such proceeding.

“OFAC” has the meaning ascribed to such term in Section 5.18.

“Other Agents” means, collectively, the Co-Syndication Agents and the Co-Documentation Agents.

“Other Connection Taxes” means, with respect to any Recipient, Taxes imposed as a result of a present or former connection between such Recipient and the jurisdiction imposing such Taxes (other than a connection arising from such Recipient having executed, delivered, enforced, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, or engaged in any other transaction pursuant to, or enforced, any Credit Document, or sold or assigned an interest in any Loan, L/C Obligations, or Credit Document).

“Other Taxes” means any present or future stamp, court, documentary, intangible, recording, filing or similar excise or property Taxes that arise from any payment made under, from the execution, delivery, performance, enforcement or registration of, or from the registration, receipt or perfection of a security interest under, or otherwise with respect to, any Credit Document, except any such Taxes that are imposed with respect to an assignment (other than an assignment under Section 8.6)).

“Participant” has the meaning ascribed to such term in Section 10.10(c).

“Participant Register” has the meaning specified in Section 10.10(c).

“Patriot Act” means the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, Pub. L. 107-56, signed into law October 26, 2001, as amended from time to time.

“PBGC” means the Pension Benefit Guaranty Corporation or any successor thereto.

“Performance Guaranties” means all Guaranties of the Borrower, Holdings, or any other Member of the Consolidated Group delivered in connection with the construction financing of drill ships, offshore mobile drilling units or offshore drilling rigs for which firm drilling contracts have been obtained by the Borrower, Holdings, or any other Member of the Consolidated Group or a SPV.

“Performance Letters of Credit” means all Letters of Credit issued as support for Non-recourse Debt or a Performance Guaranty.

“Permitted Business” has the meaning ascribed to such term in Section 6.8.

“Permitted Jurisdiction” means any of the Cayman Islands or the United States or any State thereof (including the District of Columbia).

“Permitted Liens” means the Liens permitted as described in Section 6.11.

“Person” means an individual, partnership, corporation, limited liability company, association, trust, unincorporated organization or any other entity or organization, including any Governmental Authority.

“Plan” means any employee benefit pension plan (other than a Multiemployer Plan), subject to the provisions of Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA, and in respect of which the Borrower or any ERISA Affiliate is (or, if such plan were terminated, would under Section 4069 of ERISA be deemed to be) an “employer” as defined in Section 3(5) of ERISA.

“Platform” has the meaning ascribed to such term in Section 10.7(c).

“Pricing Grid” means the table specifying the Applicable Commitment Fee Rates and Applicable Margins based on Credit Ratings from time to time in effect, as set forth on Schedule1.1-P hereto.

“Prime Rate” means the fluctuating commercial loan rate announced by the Administrative Agent from time to time at its New York office (or other corresponding office, in the case of any successor Administrative Agent) as its prime rate or base rate for U.S. dollar loans in the United States of America in effect on such day (which prime rate or base rate as so announced may not be the lowest rate charged by the Administrative Agent on such loans to any of its customers), with any change in such prime rate or base rate resulting from a change in such announced rate to be effective on the date of the relevant change.

“Prohibited Person” has the meaning ascribed to such term in Section 5.18.

“Project Financing Subsidiary” means any Subsidiary of Holdings or the Borrower (other than any Loan Party) created for the sole purpose of incurring Non-recourse Debt to finance the acquisition, improvement, design, engineering, construction, development, completion, maintenance and operation of, or otherwise pay the costs and expenses relating to or incurred in connection with the foregoing for, any drill ship, offshore mobile drilling unit or offshore drilling rig, and to conduct the business activities for which such Non-recourse Debt was incurred, provided that substantially all of the assets of such Person are comprised of such drill ship, drilling unit or drilling rig so financed.

“Quotation Day” mean (a) with respect to Loans denominated in any currency (other than Sterling) for any Interest Period, two Business Days prior to the first day of such Interest Period, and (b) with respect to Loans denominated in Sterling for any Interest Period, the first day of such Interest Period, in each case unless market practice differs in the relevant interbank market for such currency, in which case the Quotation Day for such currency shall be determined by the Administrative Agent in accordance with market practice in the relevant interbank market (and if quotations would normally be given by leading banks in the relevant interbank market on more than one day, the Quotation Day shall be the last of those days).

“Recipient” means (i) the Administrative Agent, (ii) each Lender, and (iii) each Issuing Bank, as applicable.

“Redomestication Transaction” means a transaction that (i) is permitted pursuant to Section 6.10(a) and (b), (ii) effects a redomestication of Holdings or the Borrower in a Permitted Jurisdiction, and (iii) does not result in ownership of the voting shares of the surviving redomesticated company in such transaction that would constitute an Event of Default pursuant to Section 7.1(j) as a result of a corresponding change in share ownership of Holdings.

“Register” has the meaning ascribed to such term in Section 10.10(b).

“Reimbursement Obligations” has the meaning ascribed to such term in Section 2.12(c).

“Related Parties” means, with respect to any Person, such Person’s Affiliates and the partners, directors, officers, employees, agents, trustees, administrators, managers, advisors and representatives of such Person and of such Person’s Affiliates.

“Replacement Lender” has the meaning ascribed to such term in Section 2.16.

“Required Lenders” means, at any time, subject to Section 2.14(b), Lenders having Revolving Credit Exposures and unused Commitments representing more than 50% of the sum of the total Revolving Credit Exposures and unused Commitments at such time or, if the Commitments have been terminated or expired, Lenders having more than 50% of the sum of the total Revolving Credit Exposures of all Lenders at such time (in each case determined on the basis of the Dollar Equivalent of any amounts denominated in any Alternative Currencies).

“Reset Date” has the meaning ascribed to such term in Section 10.19.

“Revolving Credit Commitment Amount” means an amount equal to $2,000,000,000, as such amount may be reduced from time to time pursuant to the terms of this Agreement.

“Revolving Credit Exposure” means, with respect to any Lender at any time, the sum at such time, without duplication, of such Lender’s Applicable Percentage of the Revolving Obligations.

“Revolving Loan” means each of the Loans made pursuant to Section 2.1.

“Revolving Obligations” means, at any time, the sum of the Dollar Equivalent of the principal amount of all Loans and L/C Obligations outstanding at such time.

“Sale-Leaseback Transaction” means any arrangement whereby the Borrower or any other Member of the Consolidated Group shall sell or transfer any property, real or personal, used or useful in its business, whether now owned or hereafter acquired, and thereafter rent or lease property that it intends to use for substantially the same purpose or purposes as the property sold or transferred; provided, however, Sale-Leaseback Transaction shall exclude any transaction between Members of the Consolidated Group.

“S&P” means Standard & Poor’s Ratings Group or any successor thereto.

“SEC” means the Securities and Exchange Commission and any Governmental Authority succeeding to the regulatory jurisdiction thereof.

“Significant Subsidiary” has the meaning ascribed to it under Regulation S-X promulgated under the Securities Exchange Act of 1934, as amended.

“Solvent” when used with respect to any Person, means that, as of any date of determination, (a) the amount of the “present fair saleable value” of the assets of such Person will, as of such date, exceed the amount of all “liabilities of such Person, contingent or otherwise”, as of such date, as such quoted terms are determined in accordance with applicable federal and state laws governing determinations of the insolvency of debtors, (b) the present fair saleable value of the assets of such Person will, as of such date, be greater than the amount that will be required to pay the liability of such Person on its debts as such debts become absolute and matured, (c) such Person will not have, as of such date, an unreasonably small amount of capital with which to conduct its business, and (d) such Person will be able to pay its debts as they mature.  For purposes of this definition, (i) “debt” means liability on a “claim”, and (ii) “claim” means any (x) right to payment, whether or not such a right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured or (y) right to an equitable remedy for breach of performance if such breach gives rise to a right to payment, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured or unmatured, disputed, undisputed, secured or unsecured.

“Specified Jurisdictions” means Cyprus, Hungary, India and the United Kingdom.

“Specified Time” means (a) with respect to any LIBOR Rate (other than the EURIBO Rate), 11:00 a.m., London time and (b) with respect to the EURIBO Rate, 11:00 a.m., Brussels time.

“SPV” means any Person (excluding the Borrower and Holdings) that is designated by the Borrower as a SPV, provided that the Borrower shall not designate as a SPV any Subsidiary that owns, directly or indirectly, any other Subsidiary that has total assets (including assets of any Subsidiaries of such other Subsidiary, but excluding any assets that would be eliminated in consolidation with the Borrower and its Subsidiaries) which equates to at least five percent (5%) of the Consolidated Group’s Total Assets, or that had net income (including net income of any Subsidiaries of such other Subsidiary, all before discontinued operations and income or loss resulting from extraordinary items, but excluding revenues and expenses that would be eliminated in consolidation with the Consolidated Group and excluding any loss or gain resulting from the early extinguishment of Indebtedness) during the most recently completed fiscal year of Holdings, in excess of the greater of (i) $1,000,000, and (ii) fifteen percent (15%) of the net income (before discontinued operations and income or loss resulting from extraordinary items and excluding any loss or gain resulting from the early extinguishment of Indebtedness) for the Consolidated Group, all as determined on a consolidated basis in accordance with GAAP during such fiscal year of Holdings.  The Borrower may elect to treat any Subsidiary as a SPV (provided such Subsidiary would otherwise qualify as such), and may rescind any such prior election, by giving written notice thereof to the Administrative Agent specifying the name of such Subsidiary or SPV, as the case may be, and the effective date of such election, which shall be a date within sixty (60) days after the date such notice is given.  The election to treat a particular Person as a SPV may only be made once.

“Statutory Reserve Rate” means, with respect to any currency, the aggregate of the maximum reserve, liquid asset or similar percentages (including any marginal, special, emergency or supplemental reserves) expressed as a decimal established by any Governmental Authority of the United States or of the jurisdiction of such currency or any jurisdiction in which Loans in such currency are made to which banks in such jurisdiction are subject for any category of deposits or liabilities customarily used to fund loans in such currency or by reference to which interest rates applicable to loans in such currency are determined.  Such reserve, liquid asset or similar percentages shall include those imposed pursuant to Regulation D of the Board of Governors of the Federal Reserve System.  Eurocurrency Loans shall be deemed to be subject to such reserve requirements without benefit of or credit for proration, exemptions or offsets that may be available from time to time to any Lender under Regulation D or any other applicable law, rule or regulation.  The Statutory Reserve Rate shall be adjusted automatically on and as of the effective date of any change in any reserve percentage.

“Sterling” or “£” means the lawful currency of the United Kingdom.

“Sub-Agent” means JPMorgan Europe Limited and any other Affiliate or correspondent bank of the Administrative Agent designated by it to perform any duties or responsibilities of the Administrative Agent under this Agreement and the other Credit Documents.

“Subsidiary” means, for any Person, any other Person (other than, except in the context of Section 6.6(a), a SPV) of which more than fifty percent (50%) of the outstanding stock or comparable equity interests having ordinary voting power for the election of the board of directors, managers, or comparable governing board or body of such other Person (irrespective of whether or not at the time stock or other equity interests of any other class or classes of such corporation or other entity shall have or might have voting power by reason of the happening of any contingency), is at the time directly or indirectly owned by any such Person or by one or more of its Subsidiaries.

“Subsidiary Debt Basket Amount” has the meaning ascribed to such term in Section 6.12(i).

“Subsidiary Guaranty” means any Guaranty of any Subsidiary delivered pursuant to Section 6.12(j).

“Supplier” has the meaning ascribed to such term in Section 3.3(k).

“Supply Recipient” has the meaning ascribed to such term in Section 3.3(k).

“Swiss Group Company” means any Subsidiary of Holdings organized in Switzerland.

“Swiss Stamp Tax” means a tax imposed under the Swiss Stamp Tax Act.

“Swiss Stamp Tax Act” means the Swiss Federal Act on Stamp Taxes of June 27, 1973 (Bundesgesetz über die Stempelabgaben) together with the related ordinances, regulations and guidelines, all as amended and applicable from time to time.

“Swiss FTA Ruling” means the tax ruling dated May 19, 2011 obtained on May 24, 2011 on behalf of the Borrower and Holdings from the Swiss Federal Tax Administration with respect to the tax treatment under Swiss law of certain debt issued by the Borrower and guaranteed by Holdings, as the same may be in effect from time to time.

“Swiss Withholding Tax” means taxes imposed under the Swiss Withholding Tax Act.

“Swiss Withholding Tax Act” means the Swiss Federal Act on the Withholding Tax of October 13, 1965 (Bundesgesetz über die Verrechnungssteuer), together with the related ordinances, regulations and guidelines, all as amended and applicable from time to time.

“TARGET” means the Trans-European Automated Real-Time Gross Settlement Express Transfer system.

“Taxes” means all present or future taxes, levies, imposts, duties, deductions, withholdings (including backup withholding), assessments, fees or other charges imposed by any Governmental Authority, including any interest, additions to tax or penalties applicable thereto.

“Total Assets” means, as of any date of determination, the aggregate book value of the assets of the Consolidated Group determined on a consolidated basis in accordance with GAAP as of such date.

“Total Tangible Capitalization” means, as of any date of determination, the sum of Consolidated Indebtedness plus Consolidated Tangible Net Worth as of such date.

“Trade Date” has the meaning ascribed to such term in Section 10.10(a).

“Type”, when used in reference to any Loan or Borrowing, refers to whether the rate of interest on such Loan, or on the Loans comprising such Borrowing, is determined by reference to Adjusted LIBOR or the Alternate Base Rate.

“Unfunded Vested Liabilities” means, for any Plan or Foreign Plan at any time, the amount (if any) by which the present value of all vested nonforfeitable accrued benefits under such Plan or Foreign Plan (determined on the basis of the actuarial assumptions specified for funding purposes in the most recent actuarial valuation for such Plan or Foreign Plan) exceeds the fair market value of all assets of such Plan or Foreign Plan allocable to such benefits, determined as of the then most recent valuation date for such Plan or Foreign Plan, but only to the extent that such excess represents a potential liability of the Borrower or any other Member of the Consolidated Group to the PBGC or such Plan or Foreign Plan.

“U.S. Person” means a “United States person” within the meaning of Section 7701(a)(30) of the Code.

“U.S. Tax Compliance Certificate” has the meaning assigned to such term in Section 3.3(g).

“Withdrawal Liability” shall mean liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as such terms are defined in Part I of Subtitle E of Title IV of ERISA.

“Withholding Agent” means any Loan Party and the Administrative Agent.

Section 1.2             Time of Day.  Unless otherwise expressly provided, all references to time of day in this Agreement and the other Credit Documents shall be references to New York, New York time.

Section 1.3             Terms Generally.  The definitions of terms herein shall apply equally to the singular and plural forms defined.  Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms.  The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”.  The word “will” shall be construed to have the same meaning and effect as the word “shall”.  Unless the context requires otherwise (a) any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set forth herein), (b) any reference herein to any Person shall be construed to include such Person’s successors and assigns, (c) the words “herein”, “hereof’ and “hereunder”, and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, (d) all references herein to Articles, Sections, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Exhibits and Schedules to, this Agreement, (e) the words “asset” and “property” shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including intellectual property, cash, securities, accounts and contract rights, (f) with respect to the determination of any period of time, the word “from” means “from and including” and the word “to” means “to but excluding” and (g) reference to any law, rule or regulation means such as amended, modified, codified or reenacted, in whole or in part, and in effect from time to time.

Section 1.4             Accounting Terms; GAAP.  Except as otherwise expressly provided herein, all terms of an accounting or financial nature shall be construed in accordance with GAAP, as in effect from time to time; provided, that if the Borrower notifies the Administrative Agent that the Borrower requests an amendment to any provision hereof to eliminate the effect of any change occurring after the date hereof in GAAP or in the application thereof on the operation of such provision (or if the Administrative Agent notifies the Borrower that the Required Lenders request an amendment to any provision hereof for such purpose), regardless of whether any such notice is given before or after such change in GAAP or in the application thereof, then such provision shall be interpreted on the basis of GAAP as in effect and applied immediately before such change shall have become effective until such notice shall have been withdrawn or such provision amended in accordance herewith.  Notwithstanding any other provision contained herein, all terms of an accounting or financial nature used herein (including, without limitation, Consolidated Indebtedness and Consolidated Tangible Net Worth) shall be construed, and all computations of amounts and ratios referred to herein shall be made, without giving effect to any election under Financial Accounting Standards Board Account Standards Codification 825 (or any other Financial Accounting Standard having a similar result or effect) to value any Indebtedness or other liabilities of Holdings, the Borrower or any Subsidiary at “fair value”, as defined therein.

ARTICLE 2    THE CREDIT FACILITY.

Section 2.1             Commitments for Revolving Loans.  Subject to the terms and conditions hereof, each Lender severally and not jointly agrees to make one or more loans (each a “Loan” or “Revolving Loan”) to the Borrower from time to time prior to the Commitment Termination Date applicable to such Lender on a revolving basis in an aggregate amount not to exceed at any time outstanding an amount equal to its Commitment, subject to any reductions thereof pursuant to the terms of this Agreement; provided, however, that no Lender shall be required to make any Loan if, after giving effect thereto, (i) the Dollar Equivalent of the aggregate principal amount of the Loans and the L/C Obligations of all Lenders (determined in accordance with Section 10.19) would thereby exceed the Revolving Credit Commitment Amount then in effect; or (ii) the Dollar Equivalent of the Revolving Credit Exposure of such Lender (determined in accordance with Section 10.19) would thereby exceed its Commitment then in effect.  Each Borrowing of Loans shall be made ratably from the Lenders in proportion to their respective Percentages.  Loans of each Lender may be repaid, in whole or in part, and all or any portion of the principal amounts thereof reborrowed, before the Commitment Termination Date applicable to such Lender, subject to the terms and conditions hereof.  Funding of Loans for any Borrowing shall be in U.S. Dollars or any Alternative Currency as specified by the Borrower for such Borrowing as set forth in Section 2.3; provided, that the Dollar Equivalent amount of the principal amount of outstanding Loans and L/C Obligations funded and issued in any Alternative Currencies determined, with respect to each such Loans and L/C Obligations, in accordance with Section 10.19, shall at no time exceed the Alternative Currency Sublimit then in effect.

Section 2.2             Types of Loans and Minimum Borrowing Amounts.  Borrowings may be outstanding as either Base Rate Loans or Adjusted LIBOR Loans, as selected by the Borrower pursuant to Section 2.3; provided, however, that any Borrowing funded in any Alternative Currency may only be outstanding as Adjusted LIBOR Loans.  Each Borrowing of Base Rate Loans shall be in Dollars and shall be in an amount of not less than $1,000,000; each Borrowing of Adjusted LIBOR Loans shall be in an amount of not less than the Dollar Equivalent of $5,000,000 and in an integral multiple of the Borrowing Multiple.

Section 2.3             Manner of Borrowings; Continuations and Conversions of Borrowings.

(a)           Notice of Borrowings.  The Borrower shall give notice (i) to the Administrative Agent by no later than 12:00 P.M. New York time at least three (3) Business Days before the date on which the Borrower requests the Lenders to advance a Borrowing of Eurocurrency Loans to be funded in U.S. Dollars, (ii) to the Sub-Agent by no later than 12:00 P.M. London time at least four (4) Business Days before the date on which the Borrower requests the Lenders to advance a Borrowing of Eurocurrency Loans to be funded in any Alternative Currency (with a copy of any such notice to be sent simultaneously to the Administrative Agent), and (iii) to the Administrative Agent by no later than 12:00 P.M. on the date the Borrower requests the Lenders to advance a Borrowing of Base Rate Loans, in each case pursuant to a duly completed Borrowing Request substantially in the form of Exhibit 2.3 (each a “Borrowing Request”) executed on behalf of the Borrower.

(b)           Notice of Continuation or Conversion of Outstanding Borrowings.  The Borrower may from time to time elect to change or continue the type of interest rate borne by each Borrowing or, subject to the minimum amount requirements in Section 2.2 for each outstanding Borrowing, a portion thereof, as follows:  (i) if such Borrowing is of Eurocurrency Loans, on the last day of the Interest Period applicable thereto the Borrower may continue part or all of such Borrowing as Eurocurrency Loans in the same currency for an Interest Period specified by the Borrower in the applicable notice as set forth below, or if such Borrowing is denominated in Dollars, the Borrower may earlier convert part or all of such Borrowing into Base Rate Loans so long as it pays the breakage fees and funding losses provided in Section 2.11; and (ii) if such Borrowing is of Base Rate Loans, the Borrower may convert all or part of such Borrowing into Eurocurrency Loans denominated in Dollars for an Interest Period specified by the Borrower on any Business Day, in each case pursuant to notices of continuation or conversion as set forth below.  The Borrower may select multiple Interest Periods for Borrowings of Eurocurrency Loans, provided that at no time shall the number of different Interest Periods for outstanding Borrowings of Eurocurrency Loans exceed twenty (20) (it being understood for such purposes that (x) Interest Periods of the same duration, but commencing on different dates, shall be counted as different Interest Periods, and (y) all Interest Periods commencing on the same date and of the same duration for Loans denominated in the same currency shall be counted as one Interest Period regardless of the number of Borrowings or Loans involved.  Notices of the continuation of such Eurocurrency Loans for an additional Interest Period or of the conversion of part or all of such Eurocurrency Loans into Base Rate Loans or of such Base Rate Loans into Eurocurrency Loans denominated in Dollars must be given (A) to the Administrative Agent by no later than 12:00 P.M. New York time at least three (3) Business Days before such continuation or conversion with respect to Eurocurrency Loans denominated in Dollars to be so continued or converted, and (B) to the Sub-Agent by no later than 12:00 P.M. London time at least four (4) Business Days before such continuation with respect to Eurocurrency Loans denominated in any Alternative Currency to be so continued (with a copy of any such notice to be sent simultaneously to the Administrative Agent), in each case before the date of the requested continuation or conversion.

(c)           Manner of Notice.  The Borrower shall give such notices concerning the advance, continuation, or conversion of a Borrowing pursuant to this Section 2.3 by approved electronic communication or by facsimile transmission (which notice shall be irrevocable once given) pursuant to a Borrowing Request which shall specify the date of the requested advance, continuation or conversion (which shall be a Business Day), the amount and currency of the requested Borrowing, whether such Borrowing is to be advanced, continued, or converted, the type of Loans to comprise such new, continued or converted Borrowing and, if such Borrowing is to be comprised of Eurocurrency Loans, the Interest Period applicable thereto.  In addition, such notices with respect to Borrowings being advanced or continued in Dollars, or converted from Base Rate Loans to Eurocurrency Loans denominated in Dollars, may be given by telephone notice to the Administrative Agent, promptly confirmed in writing as provided in this Section 2.3(c).  The Borrower agrees that the Administrative Agent may rely on any such approved electronic communication, facsimile transmission, or telephonic notice given by any Person it in good faith believes is an authorized representative of the Borrower without the necessity of independent investigation (and in the case of any permitted telephonic notice, if such notice conflicts with any written confirmation, such telephonic notice shall govern if the Administrative Agent has acted in reliance thereon).

(d)           Notice to the Lenders.  The Administrative Agent shall give prompt notice by electronic communication, telex or facsimile transmission to each Lender of any notice received pursuant to this Section 2.3 relating to a Borrowing.  The Administrative Agent shall give notice to the Borrower and each Lender by like means of the interest rate applicable to each Borrowing of Eurocurrency Loans promptly after the Administrative Agent has made such determination.  In addition, the Administrative Agent may give such notice by telephone, promptly confirmed in writing as provided in this Section 2.3(d).

(e)           Borrower’s Failure to Notify.  If the Borrower fails to give notice pursuant to Section 2.3(a) or Section 2.3(b), as the case may be, of (i) the continuation or conversion of any outstanding principal amount of any outstanding Borrowing of Eurocurrency Loans, or (ii) a Borrowing of Loans to pay outstanding Reimbursement Obligations, and has not notified (A) the Administrative Agent by 12:00 P.M. New York time at least three (3) Business Days before the last day of the Interest Period for any outstanding Borrowing of Eurocurrency Loans denominated in U.S. Dollars, (B) the Sub-

Agent by 12:00 P.M. London time at least four (4) Business Days before the last day of the Interest Period for any Borrowing of Eurocurrency Loans denominated in any Alternative Currency (with a copy of any such notice to be sent simultaneously to the Administrative Agent), or (C) the Administrative Agent, the Sub-Agent (if such Reimbursement Obligations are denominated in an Alternative Currency), and the applicable Issuing Bank the day such Reimbursement Obligations become due, as the case may be, that it intends to repay such outstanding Borrowing or Reimbursement Obligations, the Borrower shall be deemed to have requested, as applicable, (x) the continuation of such Borrowing as a Eurocurrency Loan in the same currency with an Interest Period of one (1) month or (y) the advance of a new Borrowing of Base Rate Loans (after converting, if necessary, the Reimbursement Obligations into Dollars using the applicable Exchange Rate in effect on such date) on such day in the amount of the Reimbursement Obligations then due, which Borrowing pursuant to this clause (y) shall be deemed to have been funded on such date by the Lenders in accordance with Section 2.3(a) and to have been applied on such day to pay the Reimbursement Obligations then due, or to repay the Lenders that funded their participations in such Reimbursement Obligations, as applicable, in each case so long as no Event of Default shall have occurred and be continuing or would occur as a result of such Borrowing but otherwise disregarding the conditions to Borrowings set forth in Section 4.2.  Upon the occurrence and during the continuance of any Event of Default, and upon notice thereof from the Administrative Agent to the Borrower (i) each Eurocurrency Loan will automatically, on the last day of the then existing Interest Period therefor, convert into a Base Rate Loan, and (ii) the obligation of the Lenders to continue Eurocurrency Loans or convert Base Rate Loans into Eurocurrency Loans shall be suspended.

(f)            Conversion.  If the Borrower shall elect to convert any particular Borrowing comprised of Loans denominated in Dollars pursuant to this Section 2.3  from one Type of Loan to the other Type only in part, then, from and after the date on which such conversion shall be effective, such particular Borrowing shall, for all purposes of this Agreement (including, without limitation, for purposes of subsequent application of this sentence), be deemed to instead constitute two Borrowings (each originally advanced on the same date as such particular Borrowing), one comprised of (subject to subsequent conversion in accordance with this Agreement) Eurocurrency Loans in an aggregate principal amount equal to the portion of such Borrowing so elected by the Borrower to be comprised of Eurocurrency Loans and the second comprised of (subject to subsequent conversion in accordance with this Agreement) Base Rate Loans in an aggregate principal amount equal to the portion of such particular Borrowing so elected by the Borrower to be comprised of Base Rate Loans.  If the Borrower shall elect to have multiple Interest Periods apply to any particular Borrowing comprised of Eurocurrency Loans denominated in the same currency, then, from and after the date such multiple Interest Periods commence, such particular Borrowing shall, for all purposes of this Agreement (including, without limitation, for purposes of subsequent application of this sentence), be deemed to constitute a number of separate Borrowings (each originally commencing on the same date as such particular Borrowing) equal to the number of, and corresponding to, the different Interest Periods so selected, each such deemed separate Borrowing corresponding to a particular selected Interest Period comprised of (subject to subsequent conversion in accordance with this Agreement) Eurocurrency Loans in an aggregate principal amount equal to the portion of such particular Borrowing so elected by the Borrower to have such Interest Period.  This Section 2.3(f) shall be applied appropriately in the event that the Borrower shall make the elections described in the two preceding sentences at the same time with respect to the same particular Borrowing.

Section 2.4             Interest Periods.  As provided in Section 2.3, at the time of each request for a Borrowing of Eurocurrency Loans, or for the continuation or conversion of any Borrowing of Eurocurrency Loans, the Borrower shall select the Interest Period(s) to be applicable to such Loans from among the available options, subject to the limitations in Section 2.3; provided, however, that:

(a)           the Borrower may not select an Interest Period that extends beyond the Commitment Termination Date then applicable to any Lender;

(b)           whenever the last day of any Interest Period would otherwise be a day that is not a Business Day, the last day of such Interest Period shall either be (i) extended to the next succeeding Business Day, or (ii) in the case of Eurocurrency Loans only, reduced to the immediately preceding Business Day if the next succeeding Business Day is in the next calendar month; and

(c)           for purposes of determining an Interest Period, a month means a period starting on one day in a calendar month and ending on the numerically corresponding day in the next calendar month; provided, however, that if there is no such numerically corresponding day in the month in which an Interest Period is to end or if an Interest Period begins on the last Business Day of a calendar month, then in the case of Eurocurrency Loans only, such Interest Period shall end on the last Business Day of the calendar month in which such Interest Period is to end.

Section 2.5             Funding of Loans.

(a)           Disbursement of Loans.  Not later than 12:00 P.M. New York time with respect to Borrowings in Dollars of Eurocurrency Loans, and 3:00 P.M. New York time with respect to Base Rate Loans, on the date of any requested advance of a new Borrowing of Loans, each Lender, subject to all other provisions hereof, shall make available for the account of its Applicable Lending Office its Loan comprising its portion of such Borrowing in funds immediately available for the benefit of the Administrative Agent in the applicable Administrative Agent’s Account and according to the payment instructions of the Administrative Agent. Not later than 12:30 P.M. London time with respect to a new Borrowing in any Alternative Currency, on the date of any such requested Borrowing, each Lender, subject to all other provisions hereof, shall make available its portion of such Borrowing in such Alternative Currency in funds immediately available for the benefit of the Administrative Agent in the applicable Administrative Agent’s Account and according to the payment instructions of the Administrative Agent.  The Administrative Agent shall make the proceeds of each such Borrowing available in immediately available funds to the Borrower (or as directed in writing by the Borrower) on such date.  Acceptance by the Borrower of any late amount shall not be deemed a waiver by the Borrower of any rights it may have against any Lender making funds available after the time prescribed above.  No Lender shall be responsible to the Borrower for any failure by another Lender to fund its portion of a Borrowing, and no such failure by a Lender shall relieve any other Lender from its obligation, if any, to fund its portion of a Borrowing.

(b)           Administrative Agent Reliance on Lender Funding.  Unless the Administrative Agent shall have been notified by a Lender prior to the time at which such Lender is scheduled to make payment to the Administrative Agent of the proceeds of a Loan (which notice shall be effective upon receipt) that such Lender does not intend to make such payment, the Administrative Agent may assume that such Lender has made such payment when due and in reliance upon such assumption may (but shall not be required to) make available to the Borrower the proceeds of the Loan to be made by such Lender and, if any Lender has not in fact made such payment to the Administrative Agent, such Lender shall, on demand, pay to the Administrative Agent the amount made available to the Borrower attributable to such Lender together with interest thereon for each day during the period commencing on the date such amount was made available to the Borrower and ending on (but excluding) the date such Lender pays such amount to the Administrative Agent at a rate per annum equal to the greater of the Federal Funds Effective Rate and a rate determined by the Administrative Agent in accordance with banking industry rules and customs on interbank compensation.  If such amount is not received from such Lender by the Administrative Agent immediately upon demand, the Borrower will, within one Business Day after written demand therefor, repay to the Administrative Agent the proceeds of the Loan attributable to such Lender with interest thereon at a rate per annum equal to the interest rate applicable to the relevant Loan, but the Borrower will in no event be liable to pay any amounts otherwise due pursuant to Section 2.11 in respect of such repayment.  Nothing in this Section 2.5(b) shall be deemed to relieve any Lender from any obligation to fund any Loans hereunder or to prejudice any rights which the Borrower may have against any Lender as a result of any default by such Lender hereunder.

Section 2.6             Applicable Interest Rates and Payments.

(a)           Base Rate Loans.  Each Base Rate Loan shall bear interest (computed on the basis of a 365-day year or 366-day year, as the case may be, and actual days elapsed excluding the date of repayment) on the unpaid principal amount thereof from the date such Loan is made until maturity (whether by acceleration or otherwise) or conversion to a Eurocurrency Loan, at a rate per annum equal to the lesser of (i) the Highest Lawful Rate, or (ii) the sum of the Alternate Base Rate from time to time in effect plus the Applicable Margin for Base Rate Loans.  The Borrower agrees to pay such interest on each Interest Payment Date for such Base Rate Loans and at maturity (whether by acceleration or otherwise).

(b)           Eurocurrency Loans.  Each Eurocurrency Loan shall bear interest (computed on the basis of a 360-day year and actual days elapsed, except with respect to any Eurocurrency Loan funded in Sterling, in which case interest will be computed on the basis of a 365-day year or 366-day year, as the case may be, and actual days elapsed, in each case excluding the date of repayment) on the unpaid principal amount thereof from the date such Loan is made until maturity (whether by acceleration or otherwise) or until conversion to a Base Rate Loan, at a rate per annum equal to the lesser of (i) the Highest Lawful Rate, or (ii) the sum of (x) Adjusted LIBOR, plus (y) the Applicable Margin for Eurocurrency Loans plus (z) to the extent applicable to the particular Lender to which such Loan is payable, any additional interest rate as provided in Section 2.15 (but without duplication of any such amounts).  The Borrower agrees to pay such interest on each Interest Payment Date for such Eurocurrency Loans and at maturity (whether by acceleration or otherwise) or conversion to Base Rate Loans.

(c)           Rate Determinations.  The Administrative Agent shall determine each interest rate applicable to the Loans and Reimbursement Obligations hereunder insofar as such interest rate involves a determination of the Alternate Base Rate, Adjusted LIBOR, or LIBOR Rate, or any applicable default rate pursuant to Section 2.7, and such determination shall be conclusive and binding except in the case of the Administrative Agent’s manifest error or willful misconduct.  The Administrative Agent shall promptly give notice to the Borrower and each Lender of each determination of Adjusted LIBOR with respect to each Eurocurrency Borrowing.

(d)           Interest Rate Adjustment in Certain Circumstances.  As part of entering into this Agreement, the parties hereto have assumed that the interest payable at the rates set forth in this Agreement is not and will not become subject to Swiss Withholding Tax.  Notwithstanding the foregoing, the parties hereto agree that in the event that (A) Swiss Withholding Tax is due on interest payments or other payments by any Loan Party under this Agreement and (B) such Loan Party is unable, by reason of Swiss law, to comply with Section 3.3(b) (as such Section would be in effect without giving effect to this Section 2.6(d)), the interest rates payable by such Loan Party under this Agreement, including limitations herein, shall be increased in such a way that the amount of interest effectively paid to each Lender corresponds to an amount which (after making any deduction of the Non-Refundable Portion (as defined below) of the Swiss Withholding Tax) equals the payment that would have been due had no deduction of Swiss Withholding Tax been required.  For the purposes of this Section 2.6(d), “Non-Refundable Portion” shall mean Swiss Withholding Tax at the standard rate (being, as at the date hereof, 35%) unless a tax ruling issued by the Swiss Federal Tax Administration confirms that, in relation to a specific Lender based on an applicable double tax treaty, the Non-Refundable Portion is a specified lower rate in which case such lower rate shall be applied in relation to such Lender.  The Borrower or Holdings shall provide to the Administrative Agent the documents required by law or applicable double taxation treaties for the Lenders to claim a refund of any Swiss Withholding Tax so deducted.

Section 2.7             Default Rate.  If any payment of principal or interest on any Loan is not made when due after the expiration of the grace period therefor provided in Section 7.1(a) (whether by acceleration or otherwise), or any Reimbursement Obligation is not paid when due as provided in Section 2.12(c), such principal or interest amount or Reimbursement Obligation shall bear interest (computed on the basis of a year of 360, 365 or 366 days, as applicable, and actual days elapsed) after any such grace period expires until such amount then due is paid in full, which the Borrower agrees to pay on demand, at a rate per annum equal to:

(a)           for any Base Rate Loan, the lesser of (i) the Highest Lawful Rate, or (ii) the sum of (x) two percent (2%) per annum, plus (y) the rate of interest in effect on such Base Rate Loan as otherwise provided in Section 2.6(a);

(b)           for any Eurocurrency Loan, the lesser of (i) the Highest Lawful Rate, or (ii) the sum of (x) two percent (2%) per annum, plus (y) the rate of interest in effect on such Eurocurrency Loan as otherwise provided in Section 2.6(b) at the time of such default until the end of the Interest Period for such Eurocurrency Loan and, thereafter, at a rate per annum pursuant to this clause (y) equal to (I) in the case of any Loans made in Dollars, the rate of interest as otherwise provided in Section 2.6(a), or (II) in the case of any Loan made in any Alternative Currency, the interest rate that would otherwise then be applicable under this Agreement to a Eurocurrency Loan made in such currency for an Interest Period of one month as from time to time in effect; and

(c)           for any unpaid Reimbursement Obligations, the lesser of (i) the Highest Lawful Rate, or (ii) the sum of two percent (2%) per annum plus (x) in the case of any Reimbursement Obligations payable in Dollars, the Alternate Base Rate from time to time in effect, or (y) in the case of any Reimbursement Obligations payable in any Alternative Currency, the interest rate that would otherwise then be applicable under this Agreement to a Eurocurrency Loan made in such Alternative Currency for an Interest Period of one month as from time to time in effect.

It is the intention of the Administrative Agent and the Lenders to conform strictly to usury laws applicable to them.  Accordingly, if the transactions contemplated hereby or any Loan or other Obligation would be usurious as to any of the Lenders under laws applicable to it (including the laws of the United States of America and the State of New York or any other jurisdiction whose laws may be mandatorily applicable to such Lender notwithstanding the other provisions of this Agreement, the Notes or any other Credit Document), then, in that event, notwithstanding anything to the contrary in this Agreement, the Notes or any other Credit Document, it is agreed as follows:  (i) the aggregate of all consideration which constitutes interest under laws applicable to such Lender that is contracted for, taken, reserved, charged or received by such Lender under this Agreement, the Notes or any other Credit Document or otherwise shall under no circumstances exceed the Highest Lawful Rate, and any excess shall be credited by such Lender on the principal amount of the Loans or to the Reimbursement Obligations (or, if the principal amount of the Loans and all Reimbursement Obligations shall have been paid in full, refunded by such Lender to the Borrower); and (ii) in the event that the maturity of the Loans is accelerated by reason of an election of the holder or holders thereof resulting from any Event of Default hereunder or otherwise, or in the event of any required or permitted prepayment, then such consideration that constitutes interest under laws applicable to such Lender may never include more than the Highest Lawful Rate, and excess interest, if any, provided for in this Agreement, the Notes, any other Credit Document or otherwise shall be automatically canceled by such Lender as of the date of such acceleration or prepayment and, if theretofore paid, shall be credited by such Lender on the principal amount of the Loans or to the Reimbursement Obligations (or if the principal amount of the Loans and all Reimbursement Obligations shall have been paid in full, refunded by such Lender to the Borrower).

Section 2.8             Repayment of Loans; Evidence of Debt.

(a)           Repayment of Loans.  The Borrower hereby promises to pay to the Administrative Agent for the account of each Lender, on the Commitment Termination Date for such Lender, the unpaid amount of each Loan then outstanding and owed to such Lender.

(b)           Record of Loans by Lenders.  Each Lender shall maintain in accordance with its usual practice an account or accounts evidencing the indebtedness of the Borrower to such Lender resulting from each Loan made by such Lender, including the amounts of principal and accrued interest payable and paid to such Lender from time to time hereunder.

(c)           Record of Loans by Administrative Agent.  The Administrative Agent shall maintain accounts in which it shall record (i) the amount of each Loan made hereunder, the Type thereof and the Interest Period applicable thereto, (ii) the amount of any principal or accrued interest due and payable or to become due and payable from the Borrower to each Lender hereunder and (iii) the amount of any sum received by the Administrative Agent hereunder for the account of the Lenders and each Lender’s share thereof.

(d)           Evidence of Obligations.  The entries made in the accounts maintained pursuant to Section 2.8(b) or 2.8(c) shall be prima facie evidence of the existence and amounts of the obligations recorded therein; provided that the failure of any Lender or the Administrative Agent to maintain such accounts or any error therein shall not in any manner affect the obligation of the Borrower to repay the Loans in accordance with the terms of this Agreement.

(e)           Notes.  The Loans outstanding to the Borrower from each Lender shall, at the written request of such Lender, be evidenced by a promissory note of the Borrower payable to such Lender in the form of Exhibit 2.8 (Master Note) or, if such Lender so requests in writing, by one or more individual promissory notes of the Borrower in similar form but payable in the specific Alternative Currency in which the Loans may be funded (each a “Note”).  The Borrower agrees to execute and deliver to the Administrative Agent, for the benefit of each Lender requesting one or more promissory notes as aforesaid, an original of each such promissory note, appropriately completed, to evidence the respective Loans made by such Lender hereunder, within ten (10) Business Days after the Borrower receives a written request therefor.

(f)            Recording of Loans and Payments on Notes.  Each holder of a Note shall record on its books and records or on a schedule to its appropriate Note (and prior to any transfer of any Note shall endorse thereon or on schedules forming a part thereof appropriate notations to evidence) the amount of each Loan outstanding from it to the Borrower evidenced by such Note, all payments of principal and interest and the principal balance from time to time outstanding thereon, the type of such Loan and, if a Eurocurrency Loan the Interest Period and interest rate applicable thereto.  Such record, whether shown on the books and records of a holder of a Note or on a schedule to its Note, shall be prima facie evidence as to all such matters; provided, however, that the failure of any holder to record any of the foregoing or any error in any such record shall not limit or otherwise affect the obligation of the Borrower to repay all Loans outstanding to it hereunder together with accrued interest thereon.  At the request of any holder of a Note and upon such holder tendering to the Borrower the Note to be replaced, the Borrower shall furnish a new Note to such holder to replace any outstanding Note and at such time the first notation appearing on the schedule on the reverse side of, or attached to, such new Note shall set forth the aggregate unpaid principal amount of all Loans evidenced by such Note, if any, then outstanding thereon.

Section 2.9             Optional Prepayments.  The Borrower shall have the privilege of prepaying any Base Rate Borrowing without premium or penalty at any time in whole or at any time and from time to time in part (but, if in part, then in an amount which is equal to or greater than $1,000,000); provided, however, that the Borrower shall have given notice of such prepayment to the Administrative Agent no later than 12:00 P.M. on the date of such prepayment.  The Borrower shall have the privilege of prepaying any Eurocurrency Borrowing (a) without premium or penalty in whole or in part (but, if in part, then in an amount which is equal to or greater than the Dollar Equivalent of $5,000,000 and in an integral multiple of the Borrowing Multiple or such smaller amount as needed to prepay a particular Borrowing in full) only on the last Business Day of an Interest Period for such Borrowing, and (b) at any other time without premium or penalty except for the breakage fees and funding losses that are required to be paid pursuant to Section 2.11; provided, however, that the Borrower shall have given notice of such prepayment to the Administrative Agent no later than 12:00 P.M. (or, if such notice is being given in respect of Loans denominated in any Alternative Currency, 11:00 A.M. London time) at least three (3) Business Days before the last Business Day of such Interest Period or the proposed prepayment date.  Any such prepayments shall be made by the payment of the principal amount to be prepaid and accrued and unpaid interest thereon to the date of such prepayment.  Unless otherwise specified in writing by the Borrower, optional prepayments shall be applied first, to the Loans, second, to the Reimbursement Obligations with respect to Letters of Credit, and third to any other Obligations then outstanding.

Section 2.10           Mandatory Prepayments of Loans.  In the event and on each occasion that the Dollar Equivalent of the aggregate principal amount of outstanding Loans and L/C Obligations exceeds the Revolving Credit Commitment Amount then in effect, the Borrower shall promptly prepay Borrowings in an aggregate amount sufficient to eliminate such excess.  Immediately upon determining the need to make any such prepayment, the Borrower shall notify the Administrative Agent of such required prepayment and of the identity of the particular Borrowings being prepaid.  If the Administrative Agent shall notify the Borrower that the Administrative Agent has determined that any prepayment is required under this Section 2.10, the Borrower shall make such prepayment no later than the second Business Day following such notice.  Any mandatory prepayment pursuant hereto shall not be limited by the notice provision for prepayments set forth in Section 2.9.  Each such prepayment shall be accompanied by a payment of all accrued and unpaid interest on the Loans prepaid and any applicable breakage fees and funding losses pursuant to Section 2.11.

Section 2.11           Breakage Fees.  If any Lender incurs any loss, cost or expense (excluding loss of anticipated profits and other indirect or consequential damages) by reason of the liquidation or re-employment of deposits or other funds acquired by such Lender to fund or maintain any Eurocurrency Loan as a result of any of the following events (other than any such occurrence as a result of a change of circumstance described in Sections 8.1 or 8.2):

(a)           any payment, prepayment or conversion of any such Loan on a date other than the last day of its Interest Period (whether by acceleration, mandatory prepayment or otherwise);

(b)           any failure to make a principal payment of any such Loan on the due date therefor;

(c)           any failure by the Borrower to borrow, continue or prepay, or convert to, any such Loan on the date specified in a notice given pursuant to Section 2.3 (other than by reason of a default of such Lender); or

(d)           any assignment of such Eurocurrency Loan that is required by the Borrower pursuant to Section 2.16 or Section 8.6;

then the Borrower shall pay to such Lender such amount as will reimburse such Lender for such loss, cost or expense.  Such loss, cost or expense to any Lender shall be deemed to include an amount determined by such Lender to be the excess, if any, of (i) with respect to a Eurocurrency Loan, the amount of interest which would have accrued on the principal amount of such Loan had such event not occurred, at the LIBOR Rate that would have been applicable to such Loan (excluding, for the avoidance of doubt, the Applicable Margin for such Loan), for the period from the date of such event to the last day of the then current Interest Period therefor (or, in the case of a failure to borrow, convert or continue, for the period that would have been the Interest Period for such Loan) over (ii) the amount of interest that would accrue on such principal amount for such period at the interest rate which such Lender would bid were it to bid, at the commencement of such period, for deposits in the applicable currency of a comparable amount and period from other banks in the London or European interbank market.  If any Lender makes such a claim for compensation, it shall provide to the Borrower a certificate executed by an officer of such Lender setting forth the amount of such loss, cost or expense in reasonable detail (including an explanation of the basis for and the computation of such loss, cost or expense) no later than ninety (90) days after the event giving rise to the claim for compensation, and the amounts shown on such certificate shall be prima facie evidence of such Lender’s entitlement thereto.  Within ten (10) days of receipt of such certificate, the Borrower shall pay directly to such Lender such amount as will compensate such Lender for such loss, cost or expense as provided herein, unless such Lender has failed to timely give notice to the Borrower of such claim for compensation as provided herein, in which event the Borrower shall not have any obligation to pay such claim.

Section 2.12           Letters of Credit.

(a)           Letters of Credit.  Subject to the terms and conditions hereof, including, without limitation, the conditions precedent in Section 4.2, the limitations set forth in the definition of the term “Issuing Bank,” and any applicable requirements of Section 2.14, each Issuing Bank agrees, severally and not jointly, to issue, from time to time prior to the Commitment Termination Date, at the request of the Borrower and on behalf of the Lenders and in reliance on their obligations under this Section 2.12, one or more letters of credit (each a “Letter of Credit”) for the Borrower’s account in a face amount in each case of at least $500,000 or, if denominated in any Alternative Currency, the Dollar Equivalent of at least $500,000, and in an aggregate undrawn face amount for all Letters of Credit at any time outstanding not to exceed the applicable Letters of Credit Maximum Amount; provided, that no Issuing Bank (i) shall be required to issue any Letter of Credit denominated in a currency not set forth in such Issuing Bank’s Issuing Bank Agreement, and (ii) shall issue a Letter of Credit pursuant to this Section 2.12 if, after the issuance thereof, (x) the outstanding Loans and L/C Obligations would thereby exceed the Revolving Credit Commitment Amount (determined in accordance with Section 10.19) then in effect, (y) the aggregate undrawn face amount of all Letters of Credit then outstanding would at any time thereafter (giving effect to the respective scheduled expiration dates thereof and any automatic extensions provided therein) exceed the Letters of Credit Maximum Amount scheduled to be in effect at any such time thereafter (giving effect to any reductions resulting from the scheduled expiration of the Commitments of Declining Lenders not offset by new or increased Commitments of Replacement Lenders or Extending Lenders pursuant to Section 2.16), or (z) the issuance of such Letter of Credit would violate any legal or regulatory restriction then applicable to such Issuing Bank or any Lender as notified by such Issuing Bank or such Lender to the Administrative Agent before the date of issuance of such Letter of Credit.  Letters of Credit and any increases and extensions thereof hereunder may be issued in face amounts of either U.S. Dollars or any Alternative Currency; provided, that the Dollar Equivalent amount of the principal amount of outstanding Loans and Letters of Credit in any Alternative Currencies determined, with respect to each such Loan or Letter of Credit, in accordance with Section 10.19 on the date such Loan is funded, continued or converted, or the date such Letter of Credit is issued, increased and extended, as applicable, shall not exceed in the aggregate the Alternative Currency Sublimit.  If the Administrative Agent notifies the Issuing Banks that any conditions precedent set forth in Section 4.2 have not been satisfied and instruct the Issuing Banks to suspend the issuance, amendment, renewal or extension of Letters of Credit, no Issuing Bank shall issue, amend, renew or extend any Letter of Credit without the consent of the Administrative Agent until such notice is withdrawn by the Administrative Agent.  Notwithstanding anything to the contrary set forth in this Agreement, a Letter of Credit issued hereunder may contain a statement to the effect that such Letter of Credit is issued for the account of any Member of the Consolidated Group; provided, that notwithstanding such statement, the Borrower shall be the actual account party for all purposes of this Agreement for such Letter of Credit and such statement shall not affect the Borrower’s reimbursement obligations hereunder with respect to such Letter of Credit.

(b)           Issuance Procedure.  To request that an Issuing Bank issue a Letter of Credit, the Borrower shall deliver to such Issuing Bank and the Administrative Agent (with a duplicate copy to an operations employee of such Issuing Bank as designated by such Issuing Bank from time to time) a duly executed issuance request substantially in the form of Exhibit 2.12(b) or such other form specified by such Issuing Bank and acceptable to the Administrative Agent (each an “Issuance Request”), together with a duly executed Application (unless previously executed and delivered by the Borrower) for the relevant Letter of Credit substantially in the form specified by such Issuing Bank and acceptable to the Administrative Agent and the Borrower (each an “Application”), or such other computerized issuance or application procedure, instituted from time to time by such Issuing Bank and the Administrative Agent and agreed to by the Borrower, completed to the reasonable satisfaction of such Issuing Bank and the Administrative Agent, and such other information as such Issuing Bank and the Administrative Agent may reasonably request.  In the event of any irreconcilable difference or inconsistency between this Agreement and any Application, the provisions of this Agreement shall govern.  Upon receipt of a properly completed and executed Issuance Request and Application (as required) and any other reasonably requested information at least three (3) Business Days prior to any requested issuance date, such Issuing Bank will process such Issuance Request in accordance with its customary procedures and, subject to the Borrower’s compliance with any applicable requirements of Section 2.14, issue the requested Letter of Credit on the requested issuance date.  The Borrower may cancel any requested issuance of a Letter of Credit prior to the issuance thereof.  The Issuing Bank will notify the Administrative Agent and each Lender of the amount, currency, and expiration date of each Letter of Credit it issues promptly upon issuance thereof.  Each Letter of Credit shall have an expiration date no later than four (4) Business Days before the original Commitment Termination Date, provided, that if the original Commitment Termination Date has been extended to a subsequent date pursuant to Section 2.16 (such subsequent date being the “Extended Commitment Termination Date”), the expiration of such Letter of Credit may be no later than four (4) Business Days before such Extended Commitment Termination Date, so long as at the time of issuance of such Letter of Credit and after giving effect thereto, (i) the sum of all outstanding Loans and L/C Obligations of all Extending Lenders and any Replacement Lenders would not exceed the total Commitments of the Extending Lenders and any Replacement Lenders agreed to be in effect after extension of the original Commitment Termination Date, (ii) the sum of the outstanding Loans and L/C Obligations of each Extending Lender and Replacement Lender would not exceed the Commitment of such Extending Lender or Replacement Lender agreed to be in effect after extension of the original Commitment Termination Date, and (iii) all other conditions and requirements set forth in Section 2.12(a) with respect to such Letter of Credit have been satisfied.  If any Issuing Bank issues any Letters of Credit with expiration dates that automatically extend unless such Issuing Bank gives notice that the expiration date will not so extend, such Issuing Bank will give such notice of non-renewal before the time necessary to prevent such automatic extension if (and will not give such notice of non-renewal before such time unless) before such required notice date (i) the expiration date of such Letter of Credit if so extended would be later than four (4) Business Days before the original Commitment Termination Date or Extended Commitment Termination Date, if applicable, (ii) the original Commitment Termination Date or Extended Commitment Termination Date, if applicable, shall have occurred, (iii) a Default or an Event of Default exists and the Required Lenders have given such Issuing Bank instructions not to so permit the expiration date of such Letter of Credit to be extended, or (iv) such Issuing Bank is so directed by the Borrower.  Each Issuing Bank agrees to issue amendments to any Letter of Credit issued by it increasing its amount, or extending its expiration date, at the request of the Borrower, subject to the conditions precedent of Section 4.2 and the other terms and conditions of this Section 2.12, including without limitation, any applicable requirements of Section 2.14.

(c)           Borrower’s Reimbursement Obligations.

(i)          The Borrower hereby irrevocably and unconditionally agrees to reimburse each Issuing Bank for each payment or disbursement made by such Issuing Bank to settle its obligations under any draft drawn or other payment made under a Letter of Credit (a “Reimbursement Obligation”) within two (2) Business Days from when such draft is paid or other payment is made with either funds not borrowed hereunder or with a Borrowing made pursuant to Section 2.3 and the other terms and conditions contained in this Agreement.  The Borrower’s Reimbursement Obligation shall apply to all Letters of Credit issued hereunder, regardless of whether the obligations supported by such Letters of Credit are those of the Borrower, any other Member of the Consolidated Group, or any other Person.  The Reimbursement Obligation shall bear interest (which the Borrower hereby promises to pay) from and after the date such draft is paid or other payment is made until (but excluding the date) the Reimbursement Obligation is paid at the lesser of (x) the Highest Lawful Rate, or (y) the Alternate Base Rate plus the Applicable Margin for Base Rate Loans then in effect (in the case of a Letter of Credit payable in Dollars) or the rate of interest that would then be applicable hereunder to a Eurocurrency Loan with an Interest Period of one month plus the Applicable Margin for Eurocurrency Loans then in effect (in the case of a Letter of Credit payable in any Alternative Currency), in each case so long as the Reimbursement Obligation shall not be past due, and thereafter at the default rate per annum as set forth in Section 2.7(c), whether or not the Commitment Termination Date shall have occurred.  If any such payment or disbursement is reimbursed to such Issuing Bank on the date such payment or disbursement is made by such Issuing Bank, interest shall be paid to such Issuing Bank on the reimbursed amount for one (1) day.  Each Issuing Bank shall give the Borrower notice of any drawing on a Letter of Credit issued by it within one (1) Business Day after such drawing is paid.

(ii)         The Borrower agrees for the benefit of each Issuing Bank and each Lender that, notwithstanding any provision of any Application, the obligations of the Borrower under this Section 2.12(c) and each required Application shall be absolute, unconditional and irrevocable and shall be performed strictly in accordance with the terms of this Agreement and each required Application under all circumstances whatsoever (other than the defense of payment in accordance with this Agreement), including, without limitation, the following circumstances (subject in all cases to the defense of payment in accordance with this Agreement):

(A)          any lack of validity or enforceability of any of the L/C Documents;

(B)           any amendment or waiver of or any consent to depart from all or any of the provisions of any of the L/C Documents;

(C)           the existence of any claim, set-off, defense or other right the Borrower may have at any time against a beneficiary of a Letter of Credit (or any person for whom a beneficiary may be acting), any Issuing Bank, any Lender or any other Person, whether in connection with this Agreement, another L/C Document or any unrelated transaction;

(D)          any statement or any other document presented under a Letter of Credit proving to be forged, fraudulent, invalid or insufficient in any respect or any statement therein being untrue or inaccurate in any respect;

(E)           payment by any Issuing Bank under a Letter of Credit against presentation to such Issuing Bank of a draft or certificate that does not comply with the terms of the Letter of Credit; or

(F)           any other act or omission to act or delay of any kind by any Issuing Bank, any Lender or any other Person or any other event or circumstance whatsoever that might, but for the provisions of this Section 2.12(c), constitute a legal or equitable discharge of the Borrower’s obligations hereunder, under an Issuance Request or under an Application;

provided, however, the foregoing shall not be construed to excuse any Issuing Bank from liability to the Borrower to the extent of any direct damages (but excluding consequential damages, which are hereby waived to the extent not prohibited by applicable law) suffered by the Borrower that are caused by the Issuing Bank’s gross negligence or willful misconduct.

(d)           The Participating Interests.  Each Lender severally and not jointly agrees to purchase from each Issuing Bank, and each Issuing Bank hereby agrees to sell to each Lender, an undivided percentage participating interest, to the extent of its Applicable Percentage, in each Letter of Credit issued by, and Reimbursement Obligation owed to, such Issuing Bank in connection with a Letter of Credit; provided, however, that if the original Commitment Termination Date has been extended pursuant to Section 2.16, then on the original Commitment Termination Date, the undivided percentage participating interest of each Declining Lender with respect to each issued and then-outstanding Letter of Credit that will continue in effect thereafter shall automatically be reallocated to the Extending Lenders and any Replacement Lenders in accordance with their respective Applicable Percentages after giving effect to their respective Commitments as in effect upon and after extension of the original Commitment Expiration Date.  Upon any failure by the Borrower to pay any Reimbursement Obligation in connection with a Letter of Credit at the time required in Sections 2.12(c) and 2.3(e), or if any Issuing Bank is required at any time to return to the Borrower or to a trustee, receiver, liquidator, custodian or other Person any portion of any payment by the Borrower of any Reimbursement Obligation in connection with a Letter of Credit, such Issuing Bank shall promptly give notice of same to each Lender, and such Issuing Bank shall have the right to require each Lender to fund its participation in such Reimbursement Obligation.  Each Lender (except the Issuing Bank for the applicable Letter of Credit to the extent it is also a Lender) shall pay to the Issuing Bank an amount equal to such Lender’s Applicable Percentage of such unpaid or returned Reimbursement Obligation not later than the Business Day it receives notice from such Issuing Bank to such effect, if such notice is received before 2:00 P.M., or not later than the following Business Day if such notice is received after such time.  If a Lender fails to pay timely such amount to any Issuing Bank, it shall also pay to such Issuing Bank interest on such amount accrued from the date payment of such amount was made by such Issuing Bank to the date of such payment by the Lender at a rate per annum equal to the Administrative Agent’s cost of funds, such rate to be applicable until the second Business Day after such payment by such Issuing Bank and thereafter at the Alternate Base Rate in effect for each such day, and only after such payment shall such Lender be entitled to receive its Applicable Percentage of each payment received on the relevant Reimbursement Obligation and of interest paid thereon.  The several obligations of the Lenders to each Issuing Bank under this Section 2.12(d) shall be absolute, irrevocable and unconditional under any and all circumstances whatsoever and shall not be subject to any set-off, counterclaim or defense to payment any Lender may have or have had against the Borrower, such Issuing Bank, and any other Lender or any other Person whatsoever including, but not limited to, any defense based on the failure of the demand for payment under the Letter of Credit to conform to the terms of such Letter of Credit or the legality, validity, regularity or enforceability of such Letter of Credit and INCLUDING, BUT NOT LIMITED TO, THOSE RESULTING FROM SUCH ISSUING BANK’S OWN SIMPLE OR CONTRIBUTORY NEGLIGENCE.  Without limiting the generality of the foregoing, such obligations shall not be affected by any Default or Event of Default or by any subsequent reduction or termination of any Commitment of a Lender, and each payment by a Lender under this Section 2.12(d) shall be made without any offset, abatement, withholding or reduction whatsoever.

(e)           Letter of Credit Amounts.  Unless otherwise specified herein, the amount of a Letter of Credit at any time shall be deemed to be the Dollar Equivalent of the stated amount of such Letter of Credit in effect at such time; provided, however, that with respect to any Letter of Credit that, by its terms or the terms of any Application related thereto, provides for one or more automatic increases in the stated amount thereof, the amount of such Letter of Credit shall be deemed to be the Dollar Equivalent of the maximum stated amount of such Letter of Credit after giving effect to all such increases, whether or not such maximum stated amount is in effect at such time.

(f)            Designation of Additional Issuing Banks.  From time to time, the Borrower may, by notice to the Administrative Agent, designate as additional Issuing Banks one or more Lenders that agree to serve in such capacity as provided below and are acceptable to the Administrative Agent.  The acceptance by a Lender of any appointment as an Issuing Bank hereunder shall be evidenced by an agreement (an “Issuing Bank Agreement”), which shall be in a form satisfactory to the Borrower and the Administrative Agent, and shall be executed by such Lender, the Borrower, and the Administrative Agent.  From and after the effective date of such agreement, (i) such Lender shall have all the rights and obligations of an Issuing Bank under this Agreement and the other Credit Documents and (ii) references herein and in the other Credit Documents to the term “Issuing Bank” shall be deemed to include such Lender in its capacity as an Issuing Bank.  The Issuing Bank Agreement of any Issuing Bank may limit the total stated amounts and the currencies in which such Issuing Bank will issue Letters of Credit, and any such limitations will, as to such Issuing Bank, be deemed to be incorporated in this Agreement.

(g)           Replacement of an Issuing Bank.  An Issuing Bank may be replaced at any time by written agreement among the Borrower, the Administrative Agent, the replaced Issuing Bank, and the successor Issuing Bank.  At the time any such replacement shall become effective, the Borrower shall pay all unpaid fees accrued for the account of the replaced Issuing Bank pursuant to Section 3.1(b).  From and after the effective date of any such replacement, the successor Issuing Bank shall have all the rights and obligations of an Issuing Bank under this Agreement with respect to Letters of Credit to be issued by it thereafter and references herein to the term “Issuing Bank” shall be deemed to refer to such successor or to any previous Issuing Bank, as the context shall require.  After the replacement of an Issuing Bank hereunder, the replaced Issuing Bank shall remain a party hereto and shall continue to have all the rights and obligations of an Issuing Bank under this Agreement with respect to Letters of Credit issued by it prior to such replacement, but shall not be required to issue additional Letters of Credit.

(h)           Issuing Bank Reports.  Unless otherwise agreed by the Administrative Agent, each Issuing Bank shall report in writing to the Administrative Agent (i) on or prior to each Business Day on which such Issuing Bank issues, amends, renews or extends any Letter of Credit, the date of such issuance, amendment, renewal or extension, the currencies and stated amounts of the Letters of Credit issued, amended, renewed or extended by it and outstanding after giving effect to such issuance, amendment, renewal or extension (and whether the amounts thereof shall have changed), it being understood that such Issuing Bank shall not effect any issuance, renewal, extension or amendment resulting in an increase in the aggregate amount of the Letters of Credit issued by it without first obtaining written confirmation from the Administrative Agent that such increase is then permitted under this Agreement, (ii) on each Business Day on which such Issuing Bank makes any payment under any Letter of Credit, the date, currency and amount of such payment, (iii) on any Business Day on which the Borrower fails to reimburse any payment under any Letter of Credit required to be reimbursed to such Issuing Bank on such day, the date of such failure, the currency and amount of such payment, and (iv) on any other Business Day, such other information as the Administrative Agent shall reasonably request as to the Letters of Credit issued by such Issuing Bank.

(i)            Existing Letters of Credit.  Each of the Existing Letters of Credit shall, for all purposes of this Agreement, be deemed to be Letters of Credit issued under this Agreement on the Effective Date, and shall be subject to all requirements, terms and conditions applicable to Letters of Credit issued and outstanding under this Agreement at all times on and after the Effective Date.

Section 2.13           Commitment Terminations.  The Borrower shall have the right at any time and from time to time, upon three (3) Business Days’ prior and irrevocable written notice to the Administrative Agent, to terminate or reduce the Commitments without premium or penalty, in whole or in part, with any partial reduction (i) to be in an amount not less than $5,000,000 as determined by the Borrower and in integral multiples of $5,000,000 and (ii) as to the Commitments to be allocated ratably among the Lenders in proportion to their respective Commitments; provided, that the Revolving Credit Commitment Amount may not be reduced to an amount less than the sum of the aggregate principal amount of outstanding Loans and L/C Obligations, after converting, if necessary, any such outstanding Obligations to their Dollar Equivalent amounts in accordance with Section 10.19 and after giving effect to payments on such proposed termination or reduction date, except, in the case of L/C Obligations, to the extent the Borrower Cash Collateralizes such L/C Obligations or furnishes to the applicable Issuing Bank(s) “back-to-back” letters of credit from bank(s) or financial institution(s) whose short-term unsecured debt rating is rated A or above from either S&P or Moody’s or such other bank(s) or financial institution(s) satisfactory to the Required Lenders in an amount equal to the undrawn face amount of any applicable outstanding Letters of Credit with an expiration date of at least five (5) days after the expiration date of any applicable Letter of Credit and which provide that such Issuing Bank may make a drawing under such “back-to-back” letter of credit in the event that it pays a drawing under such Letter of Credit.  The Administrative Agent shall give prompt notice to each Lender of any such termination or reduction of the Commitments.  Any termination of Commitments pursuant to this Section 2.13 is permanent and may not be reinstated.

Section 2.14           Defaulting Lenders.  Notwithstanding any provision of this Agreement to the contrary, if any Lender becomes a Defaulting Lender, then the following provisions shall apply for so long as such Lender is a Defaulting Lender:

(a)           commitment fees otherwise payable to such Defaulting Lender pursuant to Section 3.1(a) shall cease to accrue on the unused portion of the Commitment of such Defaulting Lender;

(b)           the Commitment and Revolving Credit Exposure of such Defaulting Lender shall not be included in determining whether all Lenders (or each Lender) or the Required Lenders have taken or may take any action hereunder (including any consent to any amendment, waiver or other modification pursuant to Section 10.11); provided, that this clause (b) shall not apply to the vote of a Defaulting Lender in the case of an amendment, waiver or other modification providing for an increase in such Defaulting Lender’s Commitment, providing for an extension of such Defaulting Lender’s Commitment, or requiring the consent of each directly and adversely affected Lender pursuant to Section 10.11(i)(B) if such Defaulting Lender is a directly and adversely affected Lender;

(c)           if any L/C Exposure exists with respect to such Lender at the time such Lender becomes a Defaulting Lender, then:

(i)            all or any part of the L/C Exposure of such Defaulting Lender shall be reallocated (effective as of the date such Lender becomes a Defaulting Lender) among the Non-Defaulting Lenders in accordance with their respective Applicable Percentages (for the purposes of such reallocation, such Defaulting Lender’s Commitment shall be disregarded in determining the Non-Defaulting Lenders’ respective Applicable Percentages), but only to the extent that (A) the sum of all Non-Defaulting Lenders’ Revolving Credit Exposures plus such Defaulting Lender’s L/C Exposure does not exceed the total of all Non-Defaulting Lenders’ Commitments, (B) after giving effect to any such reallocation, no Non-Defaulting Lender’s Revolving Credit Exposure shall exceed such Non-Defaulting Lender’s Commitment and (C) no Event of Default has occurred and is continuing at such time and the other conditions set forth in Section 4.2(b) have been satisfied at such time;

(ii)           if the reallocation described in clause (i) above cannot, or can only partially, be effected, the Borrower shall, within one Business Day following the Borrower’s receipt of written notice from the Administrative Agent, Cash Collateralize for the benefit of the applicable Issuing Banks only the Borrower’s obligations corresponding to such Defaulting Lender’s L/C Exposure (after giving effect to any partial reallocation pursuant to clause (i) above) in accordance with the procedures set forth in Section 7.4 for so long as such L/C Exposure is outstanding;

(iii)          if the Borrower Cash Collateralizes any portion of such Defaulting Lender’s L/C Exposure pursuant to clause (ii) above, the Borrower shall not be required to pay any Letter of Credit participation fees pursuant to Section 3.1(b) with respect to such Defaulting Lender’s L/C Exposure during the period such Defaulting Lender’s L/C Exposure is Cash Collateralized by the Borrower;

(iv)          if all or any portion of such Defaulting Lender’s L/C Exposure is reallocated pursuant to clause (i) above, then all Letter of Credit participation fees that otherwise would have been payable to such Defaulting Lender under Section 3.1(b) with respect to such Defaulting Lender’s reallocated L/C Exposure shall be payable to the Non-Defaulting Lenders in accordance with such Non-Defaulting Lenders’ Applicable Percentages after giving effect to such reallocation; and

(v)           if all or any portion of such Defaulting Lender’s L/C Exposure is neither reallocated nor Cash Collateralized pursuant to clause (i) or (ii) above, then, without prejudice to any rights or remedies of any Issuing Bank or any other Lender hereunder, all Letter of Credit participation fees that otherwise would have been payable to such Defaulting Lender under Section 3.1(b) with respect to such Defaulting Lender’s unreallocated L/C Exposure shall be payable to the Issuing Banks, ratably based on the portion of the Fronting Exposure attributable to the Letters of Credit issued by each Issuing Bank, until and to the extent that such L/C Exposure is reallocated and/or Cash Collateralized pursuant to clause (i) or (ii) above;

(d)           so long as such Lender is determined by the Administrative Agent or any Issuing Bank to be a Defaulting Lender, such Issuing Bank shall not be required to issue, amend or increase any Letter of Credit, unless it is satisfied that the related Fronting Exposure and the Defaulting Lender’s then outstanding L/C Exposure will be 100% covered by the Commitments of the Non-Defaulting Lenders and/or Cash Collateral will be provided by the Borrower in accordance with Section 2.14(c)(ii), and participating interests in any newly issued or increased Letter of Credit shall be allocated among Non-Defaulting Lenders in a manner consistent with Section 2.14(c)(i) (and such Defaulting Lender shall not participate therein);

(e)           any payment of principal, interest, fees or other amounts received by the Administrative Agent for the account of such Defaulting Lender (whether voluntary or mandatory, at maturity, pursuant to Article 7 or otherwise) or received by the Administrative Agent from a Defaulting Lender pursuant to Section 10.6 shall be applied at such time or times as may be determined by the Administrative Agent as follows: first, to the payment of any amounts owing by such Defaulting Lender to the Administrative Agent hereunder; second, to the payment on a pro rata basis of any amounts owing by such Defaulting Lender to any Issuing Bank hereunder; third, to Cash Collateralize in accordance with the procedures set forth in Section 7.4 the Issuing Banks’ Fronting Exposure with respect to such Defaulting Lender; fourth, as the Borrower may request (so long as no Default or Event of Default exists), to the funding of any Loan in respect of which such Defaulting Lender has failed to fund its portion thereof as required by this Agreement, as determined by the Administrative Agent; fifth, if so determined by the Administrative Agent and the Borrower, to be held in a deposit account and released pro rata in order to (x) satisfy such Defaulting Lender’s potential future funding obligations with respect to Loans under this Agreement and (y) Cash Collateralize in accordance with the procedures set forth in Section 7.4 the Issuing Banks’ future Fronting Exposure with respect to such Defaulting Lender with respect to future Letters of Credit issued under this Agreement,; sixth, to the payment of any amounts owing to the Lenders or the Issuing Banks or as a result of any judgment of a court of competent jurisdiction obtained by any Lender or the Issuing Banks against such Defaulting Lender as a result of such Defaulting Lender’s breach of its obligations under this Agreement; seventh, so long as no Default or Event of Default exists, to the payment of any amounts owing to the Borrower as a result of any judgment of a court of competent jurisdiction obtained by the Borrower against such Defaulting Lender as a result of such Defaulting Lender’s breach of its obligations under this Agreement; and eighth, to such Defaulting Lender or as otherwise directed by a court of competent jurisdiction; provided that if (x) such payment is a payment of the principal amount of any Loans or L/C Disbursements in respect of which such Defaulting Lender has not fully funded its appropriate share, and (y) such Loans were made or the related Letters of Credit were issued at a time when the conditions set forth in Section 4.2 were satisfied or waived, such payment shall be applied solely to pay the Loans of, and L/C Disbursements owed to, all Non-Defaulting Lenders on a pro rata basis prior to being applied to the payment of any Loans of, or L/C Disbursements owed to, such Defaulting Lender until such time as all Loans and funded and unfunded participations in L/C Obligations are held by the Lenders pro rata in accordance with the Commitments without giving effect to Section 2.14(c)(i).  Any payments, prepayments or other amounts paid or payable to a Defaulting Lender that are applied (or held) to pay amounts owed by a Defaulting Lender or to post Cash Collateral shall be deemed paid to and redirected by such Defaulting Lender, and each Lender irrevocably consents hereto;

(f)            in the event that the Administrative Agent, the Borrower, and each Issuing Bank agrees that a Defaulting Lender has adequately remedied all matters that caused such Lender to be a Defaulting Lender, then the L/C Exposures of the Lenders shall be readjusted to reflect the inclusion of such previous Defaulting Lender’s Commitment, and on such date such previous

Defaulting Lender shall purchase at par such of the Loans of the other Lenders as the Administrative Agent shall determine may be necessary in order for such previous Defaulting Lender to hold such Loans and L/C Exposure in accordance with its Applicable Percentage; provided, however, that no adjustments will be made retroactively with respect to fees accrued or payments made by or on behalf of the Borrower or any other Loan Party while such previous Defaulting Lender was a Defaulting Lender; and

(g)           the rights and remedies against, and with respect to, a Defaulting Lender under this Section 2.14 are in addition to, and cumulative and not in limitation of, all other rights and remedies that the Administrative Agent and each Lender, Issuing Bank, Borrower or any other Loan Party may at any time have against, or with respect to, such Defaulting Lender (whether or not such Defaulting Lender has subsequently ceased to be a Defaulting Lender pursuant to Section 2.14(f)).

Section 2.15           Additional Interest Costs.

(a)           Mandatory Costs Rate.  If and so long as any Lender is required to make special deposits to maintain reserve asset ratios or to pay fees, in each case in respect of such Lender’s Eurocurrency Loans in any Alternative Currency, such Lender may require the Borrower to pay, contemporaneously with each payment of interest on each of such Loans, additional interest on such Loans at a rate per annum equal to the Mandatory Costs Rate calculated in accordance with the formula and in the manner set forth in Exhibit 2.15 hereto.

(b)           Other Requirements for Additional Interest.  If and so long as any Lender is required to comply with reserve assets, liquidity, cash margin or other requirements of any monetary or other authority (including any such requirement imposed by the European Central Bank or the European System of Central Banks, but excluding requirements reflected in the Statutory Reserve Rate or the Mandatory Costs Rate) in respect of any of such Lender’s Eurocurrency Loans in any Alternative Currency, such Lender may require the Borrower to pay, contemporaneously with each payment of interest on each of such Loans subject to such requirements, additional interest on such Loans at a rate per annum specified by such Lender to be the cost to such Lender of complying with such requirements in relation to such Loans.

(c)           Determination of Amounts Due.  Any additional interest owed pursuant to Section 2.15(a) or (b) above shall be determined by the relevant Lender and notified to the Borrower (with a copy to the Administrative Agent) in the form of a certificate setting forth such additional interest at least five Business Days before each date on which interest is payable for the relevant Loan, and such additional interest so notified to the Borrower by such Lender shall be payable to the Administrative Agent for the account of such Lender on each date on which interest is payable for such Loans.

(d)           Limitation on Amounts Due.  Subject to the provisions of Section 8.3(c), failure or delay on the part of any Lender on any occasion to demand additional interest pursuant to this Section 2.15 shall not constitute a waiver of such Lender’s right to demand such additional interest on any subsequent occasion.

Section 2.16           Extensions of Commitment Termination Date.  No earlier than 90 days and at least 30 days prior to any anniversary of the Effective Date, the Borrower may (but in no event on more than two occasions during the term of this Agreement), by written notice to the Administrative Agent, request that the Commitment Termination Date then in effect be extended for a one-year period.  On each such occasion, the Administrative Agent shall promptly notify each Lender of such request.  If a Lender agrees, in its individual and sole discretion, to so extend its Commitment (an “Extending Lender”), it shall deliver to the Administrative Agent a written notice of its agreement to do so no earlier than 60 days, but not later than 30 days, prior to such anniversary date, and the Administrative Agent shall promptly thereafter notify the Borrower of such Extending Lender’s agreement to extend its Commitment (and such agreement shall be irrevocable until such anniversary date).  The Commitment of any Lender that declines or fails to accept or respond to the Borrower’s request for extension of the Commitment Termination Date (a “Declining Lender”) shall be terminated on the Commitment Termination Date then in effect for such Lender (without regard to any extension by other Lenders) and on such Commitment Termination Date the Borrower shall pay in full the unpaid principal amount of all Loans and Reimbursement Obligations owing to such Declining Lender, together with all accrued and unpaid interest thereon and all fees accrued and unpaid under this Agreement to the date of such payment of principal and all other amounts due to such Declining Lender under this Agreement.  The Administrative Agent shall promptly notify each Extending Lender of the aggregate Commitments of the Declining Lenders.  Each Extending Lender may offer to increase its respective Commitment by an aggregate amount up to the aggregate amount of the Declining Lenders’ Commitments and such Extending Lender shall deliver to the Administrative Agent a notice of its offer to so increase its Commitment no later than 15 days prior to such anniversary date (and such offer shall be irrevocable until such anniversary date).  To the extent the aggregate amount of extended Commitments is less than the aggregate amount of Commitments so requested to be extended pursuant to the foregoing, the Borrower shall have the right to require any Declining Lender to (and any such Declining Lender shall) assign in full its rights and obligations under this Agreement to one or more Eligible Assignees (which may be, but need not be, one or more of the existing Lenders) which at the time agree to, in the case of any such Person that is an existing Lender, increase its Commitment and in the case of any other such Person (a “Replacement Lender”) become a party to this Agreement; provided that (i) such assignment is otherwise in compliance with Section 10.10(a), (ii) such Declining Lender receives payment in full of the unpaid principal amount of all Loans and Reimbursement Obligations owing to such Declining Lender, together with all accrued and unpaid interest thereon and all fees accrued and unpaid under this Agreement to the date of such payment of principal and all other amounts due to such Declining Lender under this Agreement and (iii) any such assignment shall be effective on the date on or before such anniversary date as may be specified by the Borrower and agreed to by the Replacement Lenders or the Extending Lenders, as the case may be, and the Administrative Agent.  If, but only if, Extending Lenders and Replacement Lenders have agreed to provide Commitments in an aggregate amount greater than 50% of the aggregate amount of the Commitments outstanding immediately prior to such anniversary date, the Commitment Termination Date of such Extending Lenders and Replacement Lenders shall be extended by one year.

ARTICLE 3    FEES AND PAYMENTS.

Section 3.1             Fees.

(a)           Commitment Fees.  The Borrower agrees to pay to the Administrative Agent for the account of each Lender (other than a Defaulting Lender as provided in Section 2.14), a commitment fee, which shall accrue at the Applicable Commitment Fee Rate on the daily unused amount of the Commitment of such Lender during the period from and including the Effective Date to but excluding the date on which such Lender’s Commitment terminates pursuant to the terms of this Agreement.  Accrued commitment fees shall be payable in arrears on the last Business Day of March, June, September and December of each year, commencing on December 31, 2011, on the date(s) on which such Lender’s Commitment shall have terminated, and on the Maturity Date.  All commitment fees shall be computed on the basis of a year of 360 days and shall be payable for the actual number of days elapsed (including the first day but excluding the last day).

(b)           Letter of Credit Fees.  On the last Business Day of each March, June, September and December of each year, commencing on December 31, 2011, the Borrower shall pay to the

Administrative Agent quarterly in arrears, for the ratable account of the Lenders, a fee payable in Dollars equal to the Applicable Margin for Eurocurrency Borrowings multiplied by the average daily amount of the aggregate L/C Exposure during such quarter calculated on the basis of a 360 day year and actual days elapsed; provided, however, that fees applicable to bid/performance Letters of Credit (other than any Letter of Credit supporting repayment of payment/financial obligations in the nature of a financial standby Letter of Credit) shall be payable at a rate equal to 50% of such Applicable Margin.  For any Letter of Credit issued with a face amount in any Alternative Currency, the fees shall be converted into Dollars using the applicable Exchange Rate in effect two (2) Business Days before each payment date in respect thereof.  In addition, the Borrower shall pay to each Issuing Bank solely for such Issuing Bank’s account, in connection with each Letter of Credit, issuance and administrative fees, fronting fees and expenses for Letters of Credit issued by it as agreed from time to time between such Issuing Bank and the Borrower.

(c)           Administrative Agent Fees.  The Borrower shall pay to the Administrative Agent and to the Joint Lead Arrangers the fees from time to time agreed to by the Borrower, the Administrative Agent, and Joint Lead Arrangers, as the case may be.

(d)           Payment of Fees.  All fees payable under this Section 3.1 shall be paid on the dates due, in immediately available funds, to the Administrative Agent for distribution, in the case of commitment fees and Letter of Credit fees (other than issuance and administrative fees and fronting fees and expenses payable to each Issuing Bank), to the Lenders.

Section 3.2             Place and Application of Payments.

(a)           All payments of principal of and interest on the Loans, Reimbursement Obligations and all fees and other amounts payable by the Borrower under the Credit Documents shall be made by the Borrower to the Administrative Agent, without defense, setoff or counterclaim, free of any restriction or condition, for the benefit of the Lenders and the Issuing Banks entitled to such payments, in immediately available funds on the due date thereof (i) in the case of payments in U.S. Dollars, no later than 2:00 P.M. in the applicable Administrative Agent’s Account or such other location as the Administrative Agent may designate in writing to the Borrower, and (ii) in the case of payments in any Alternative Currency, no later than 11:00 A.M. (at the office of the applicable Administrative Agent’s Account for payments in such Alternative Currency) in the applicable Administrative Agent’s Account.  Any payments received by the Administrative Agent from the Borrower after the time specified in the preceding sentence shall be deemed to have been received on the next Business Day.  If the Borrower does not, or is unable for any reason to, effect payment of a Loan or Reimbursement Obligation to the Lenders in the applicable Alternative Currency or if the Borrower shall default in the payment when due of any payment in such Alternative Currency, the Lenders may, at their option, require such payment to be made to the Lenders in the Dollar Equivalent of such Alternative Currency determined in accordance with Section 10.19.  With respect to any amount due and payable in any Alternative Currency, the Borrower agrees to hold the Lenders harmless from any losses, if any, that are incurred by the Lenders arising from any change in the value of Dollars in relation to such Alternative Currency between the date such payment became due and the date of payment thereof (other than losses incurred by any Lender due to the gross negligence or willful misconduct of such Lender).  The Administrative Agent will, on the same day each payment is received or deemed to have been received in accordance with this Section 3.2, cause to be distributed like funds in like currency to each Lender owed an Obligation for which such payment was received, pro rata based on the respective amounts of such type of Obligation then owing to each Lender.

(b)           If any payment received by the Administrative Agent under any Credit Document is insufficient to pay in full all amounts then due and payable to the Administrative Agent and the Lenders under the Credit Documents, such payment shall be distributed by the Administrative Agent and applied by the Administrative Agent and the Lenders in the order set forth in Section 7.7.  In calculating the amount of Obligations owing each Lender other than for principal and interest on Loans and Reimbursement Obligations and fees under Section 3.1, the Administrative Agent shall only be required to include such other Obligations that Lenders have certified to the Administrative Agent in writing are due to such Lenders.

(c)           Unless the Administrative Agent shall have received notice from the Borrower prior to the date on which any payment is due to the Administrative Agent for the account of the Lenders or the Issuing Banks hereunder that the Borrower will not make such payment, the Administrative Agent may assume that the Borrower has made such payment on such date in accordance herewith and may, in reliance upon such assumption, distribute to the Lenders or the Issuing Banks, as the case may be, the amount due.  In such event, if the Borrower has not in fact made such payment, then each of the Lenders or the Issuing Banks, as the case may be, severally agrees to repay to the Administrative Agent forthwith on demand the amount so distributed to such Lender or Issuing Bank, with interest thereon, for each day from and including the date such amount is distributed to it, to but excluding the date of payment to the Administrative Agent, at the greater of the Federal Funds Effective Rate and a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation.

Section 3.3             Withholding Taxes.

(a)           Issuing Bank.  For purposes of this Section 3.3, the term “Lender” includes any Issuing Bank.

(b)           Payments Free of Taxes.  Any and all payments by or on account of any obligation of any Loan Party under any Credit Document shall be made without deduction or withholding for any Taxes, except as required by applicable law.  If any applicable law (as determined in good faith by an applicable Withholding Agent) requires deduction or withholding of any Tax from any such payment by a Withholding Agent, then the applicable Withholding Agent shall be entitled to make such deduction or withholding and shall timely pay the full amount deducted or withheld to the relevant Governmental Authority in accordance with applicable law and, if such Tax is an Indemnified Tax, then the sum payable by the applicable Loan Party shall be increased as necessary so that, after such deduction or withholding has been made (including such deductions and withholdings applicable to additional sums payable under this Section 3.3), the applicable Recipient receives an amount equal to the sum it would have received had not such deduction or withholding been made.

(c)           Payment of Other Taxes by the Borrower.  The Loan Parties shall timely pay to the relevant Governmental Authority in accordance with applicable law, or at the option of the Administrative Agent timely reimburse it for the payment of, any Other Taxes.

(d)           Indemnification by the Loan Parties.  The Loan Parties shall jointly and severally indemnify each Recipient, within 15 days after demand therefor, for the full amount of any Indemnified Taxes (including Indemnified Taxes imposed or asserted on or attributable to amounts payable under this Section 3.3) payable or paid by such Recipient or required to be withheld or deducted from a payment to such Recipient and any reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority.  A certificate as to the amount of such payment or liability delivered to the Borrower by a Lender (with a copy to the Administrative Agent), or by the Administrative Agent on its own behalf or on behalf of a Lender, shall be conclusive absent manifest error.

(e)           Indemnification by the Lenders.  Each Lender shall severally indemnify the Administrative Agent, within 10 days after demand therefor, for (i) any Indemnified Taxes attributable to such Lender (but only to the extent that any Loan Party has not already indemnified the Administrative Agent for such Indemnified Taxes and without limiting the obligation of the Loan Parties to do so), (ii) any Taxes attributable to such Lender’s failure to comply with the provisions of Section 10.10(c) relating to the maintenance of a Participant Register and (iii) any Excluded Taxes attributable to such Lender, in each case, that are payable or paid by the Administrative Agent in connection with any Credit Document, and any reasonable expenses arising therefrom or with respect thereto, whether or not such Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority.  A certificate as to the amount of such payment or liability delivered to any Lender by the Administrative Agent shall be conclusive absent manifest error.  Each Lender hereby authorizes the Administrative Agent to set off and apply any and all amounts at any time owing to such Lender under any Credit Document or otherwise payable by the Administrative Agent to the Lender from any other source against any amount due to the Administrative Agent under this Section 3.3(e).

(f)            Evidence of Payments.  As soon as practicable after any payment of Taxes by any Loan Party to a Governmental Authority pursuant to this Section 3.3, the Borrower or such other Loan Party shall deliver to the Administrative Agent the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment, or other evidence of such payment reasonably satisfactory to the Administrative Agent.

(g)           Status of Lenders.

(i)          Any Lender that is entitled to an exemption from or reduction of withholding Tax with respect to payments made under any Credit Document shall deliver to the Borrower and the Administrative Agent, at the time or times reasonably requested by the Borrower or the Administrative Agent, such properly completed and executed documentation reasonably requested by the Borrower or the Administrative Agent as will permit such payments to be made without withholding or at a reduced rate of withholding.  In addition, any Lender, if reasonably requested by the Borrower or the Administrative Agent, shall deliver such other documentation prescribed by applicable law or reasonably requested by the Borrower or the Administrative Agent as will enable the Borrower or the Administrative Agent to determine whether or not such Lender is subject to backup withholding or information reporting requirements.  Notwithstanding anything to the contrary in the preceding two sentences, the completion, execution and submission of such documentation (other than such documentation set forth in clauses (ii)(A), (ii)(B) and (ii)(D) below) shall not be required if in the Lender’s reasonable judgment such completion, execution or submission would subject such Lender to any material unreimbursed cost or expense or would materially prejudice the legal or commercial position of such Lender.

(ii)         Without limiting the generality of the foregoing, in the event that the Borrower is or becomes a U.S. Person,

(A)          any Lender that is a U.S. Person shall deliver to the Borrower and the Administrative Agent on or prior to the date on which such Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Borrower or the Administrative Agent), executed originals of IRS Form W-9 certifying that such Lender is exempt from U.S. federal backup withholding tax;

(B)           any Foreign Lender shall, to the extent it is legally entitled to do so, deliver to the Borrower and the Administrative Agent (in such number of copies as shall be requested by the Recipient) on or prior to the date on which such Foreign Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Borrower or the Administrative Agent), whichever of the following is applicable:

(1)           in the case of a Foreign Lender claiming the benefits of an income tax treaty to which the United States is a party (x) with respect to payments of interest under any Credit Document, executed originals of IRS Form W-8BEN establishing an exemption from, or reduction of, U.S. federal withholding Tax pursuant to the “interest” article of such tax treaty and (y) with respect to any other applicable payments under any Credit Document, IRS Form W-8BEN establishing an exemption from, or reduction of, U.S. federal withholding Tax pursuant to the “business profits” or “other income” article of such tax treaty;

(2)           executed originals of IRS Form W-8ECI;

(3)           in the case of a Foreign Lender claiming the benefits of the exemption for portfolio interest under Section 881(c) of the Code, (x) a certificate substantially in the form of Exhibit 3.3-1 to the effect that such Foreign Lender is not a “bank” within the meaning of Section 881(c)(3)(A) of the Code, a “10 percent shareholder” of the Borrower within the meaning of Section 881(c)(3)(B) of the Code, or a “controlled foreign corporation” described in Section 881(c)(3)(C) of the Code (a “U.S. Tax Compliance Certificate”) and (y) executed originals of IRS Form W-8BEN; or

(4)           to the extent a Foreign Lender is not the beneficial owner, executed originals of IRS Form W-8IMY, accompanied by IRS Form W-8ECI, IRS Form W-8BEN, a U.S. Tax Compliance Certificate substantially in the form of Exhibit 3.3-2 or Exhibit 3.3-3, IRS Form W-9, and/or other certification documents from each beneficial owner, as applicable; provided that if the Foreign Lender is a partnership and one or more direct or indirect partners of such Foreign Lender are claiming the portfolio interest exemption, such Foreign Lender may provide a U.S. Tax Compliance Certificate substantially in the form of Exhibit 3.3-4 on behalf of each such direct and indirect partner;

(C)           any Foreign Lender shall, to the extent it is legally entitled to do so, deliver to the Borrower and the Administrative Agent (in such number of copies as shall be requested) on or prior to the date on which such Foreign Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Borrower or the Administrative Agent), executed originals of any other form prescribed by applicable law as a basis for claiming exemption from or a reduction in withholding Tax, duly completed, together with such supplementary documentation as may be prescribed by applicable law to permit the Borrower or the Administrative Agent to determine the withholding or deduction required to be made; and

(D)          if a payment made to a Lender under any Credit Document would be subject to U.S. federal withholding Tax imposed by FATCA if such Lender were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Section 1471(b) or 1472(b) of the Code, as applicable), such Lender shall deliver to the Borrower and the Administrative Agent at the time or times prescribed by law and at such time or times reasonably requested by the Borrower or the Administrative Agent such documentation prescribed by applicable law (including as prescribed by Section 1471(b)(3)(C)(i) of the Code) and such additional documentation reasonably requested by the Borrower or the Administrative Agent as may be necessary for the Borrower and the Administrative Agent to comply with their obligations under FATCA and to determine that such Lender has complied with such Lender’s obligations under FATCA or to determine the amount to deduct and withhold from such payment.  Solely for purposes of this clause (D), “FATCA” shall include any amendments made to FATCA after the date of this Agreement.

Each Lender agrees that if any form or certification it previously delivered expires or becomes obsolete or inaccurate in any respect, it shall update such form or certification or promptly notify the Borrower and the Administrative Agent in writing of its legal inability to do so.

(h)           Treatment of Certain Refunds.  If any party determines, in its sole discretion exercised in good faith, that it has received a refund of any Taxes as to which it has been indemnified pursuant to this Section 3.3 (including by the payment of additional amounts pursuant to this Section 3.3), it shall pay to the indemnifying party an amount equal to such refund (but only to the extent of indemnity payments made under this Section 3.3 with respect to the Taxes giving rise to such refund), net of all out-of-pocket expenses (including Taxes) of such indemnified party and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund).  Such indemnifying party, upon the request of such indemnified party, shall repay to such indemnified party the amount paid over pursuant to this Section 3.3(h) (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) in the event that such indemnified party is required to repay such refund to such Governmental Authority.  Notwithstanding anything to the contrary in this Section 3.3(h), in no event will the indemnified party be required to pay any amount to an indemnifying party pursuant to this Section 3.3(h) the payment of which would place the indemnified party in a less favorable net after-Tax position than the indemnified party would have been in if the indemnification payments or additional amounts giving rise to such refund had never been paid.  This Section 3.3(h) shall not be construed to require any indemnified party to make available its Tax returns (or any other information relating to its Taxes that it deems confidential) to the indemnifying party or any other Person.

(i)            Survival.  Each party’s obligations under this Section 3.3 shall survive the resignation or replacement of the Administrative Agent or any assignment of rights by, or the replacement of, a Lender, the termination of the Commitments and the repayment, satisfaction or discharge of all obligations under any Credit Document.

(j)            Indemnity.  If the Administrative Agent shall be required to deduct any Taxes from payments received by the Administrative Agent for the account of any Lenders hereunder, it shall make such deductions and shall pay the full amount deducted to the relevant Governmental Authority in accordance with applicable law.  Each Lender shall indemnify the Administrative Agent, within 10 days after demand therefor, for the full amount of any Taxes attributable to such payments made to such Lender that are paid by the Administrative Agent and any penalties, interest and reasonable expenses arising therefrom and with respect thereto, whether or not such Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority.  A certificate as to the amount of such payment or liability delivered to any Lender by the Administrative Agent shall be conclusive absent manifest error.

ARTICLE 4    CONDITIONS PRECEDENT.

Section 4.1             Initial Borrowing.  This Agreement shall become effective, and the obligation of each Lender to advance the initial Loans and to purchase the initial participations in Letters of Credit hereunder, and of each Issuing Bank to issue any Letter of Credit hereunder, shall only take effect, on the date (the “Effective Date”) on which each of the following conditions has been satisfied (or waived in accordance with Section 10.11):

(a)           The Administrative Agent shall have received counterparts of this Agreement duly executed (including by facsimile or other electronic means) by all parties to this Agreement, together with the following, all in form and substance reasonably satisfactory to the Administrative Agent and the Joint Lead Arrangers:

(i)            Holdings Guaranty.  The Holdings Guaranty as duly executed and delivered on behalf of Holdings;

(ii)           Certificates of Officers.  Certificates of the Secretary or an Assistant Secretary of each Loan Party containing specimen signatures of the persons authorized to execute Credit Documents on such Loan Party’s behalf or any other documents provided for herein or therein, together with (x) copies of resolutions of the board of directors or other appropriate governing body of each Loan Party authorizing the execution and delivery of the Credit Documents to which such Loan Party is a party, (y) copies of each Loan Party’s memorandum of association and articles of association or other organizational documents filed in its jurisdiction of incorporation, and bylaws and other governing documents, if any, of such Loan Party, and (z) a certificate of incorporation or organization and a certificate of good standing from the appropriate Governmental Authority of each Loan Party’s jurisdiction of incorporation or organization;

(iii)          Regulatory Filings and Approvals.  Copies of all necessary governmental and third party approvals, registrations, and filings in respect of the transactions contemplated by this Agreement;

(iv)          [Reserved].

(v)           Opinions of Counsel.  The favorable written opinions (addressed to the Administrative Agent, the Lenders and the Issuing Banks and dated as of the Effective Date) of (A) Baker Botts LLP, New York counsel for the Borrower and Holdings, (B) Associate General Counsel of Holdings, (C) Ogier, Cayman Islands counsel for the Borrower, (D) Homburger AG, Swiss legal counsel for Holdings, and (E) PricewaterhouseCoopers AG, Swiss tax advisor to Holdings, in each case covering such matters with respect to the Borrower and Holdings, this Agreement, the Holdings Guaranty, and the other Credit Documents, and the transactions contemplated by the Credit Documents as the Administrative Agent and the Required Lenders shall reasonably request;

(vi)          Closing Certificate.  Certificate of the President, a Vice President, or Chief Financial Officer of the Borrower as to the satisfaction of all conditions set forth in Section 4.1(b) and 4.1(c) and Section 4.2;

(vii)         Termination of Existing Credit Facility.  Written acknowledgements as to the termination of the Existing Credit Agreement and all commitments under the Existing Credit Agreement (with evidence of payment of all amounts outstanding thereunder and arrangements with respect to cancellation or replacement of any letters of credit outstanding thereunder that are not deemed to be Letters of Credit issued under this Agreement pursuant to Section 2.12(i));

(viii)        Notes.  A duly completed and executed Note for each of the Lenders that has requested such Note prior to the Effective Date as provided in Section 2.8(e);

(ix)           Process Agent Acknowledgment.  Written acknowledgments from CT Corporation System as to its acceptance of its appointment as agent for service of process for each of the Borrower and Holdings as provided in Section 10.14(C) and in Section 11(b) of the Holdings Guaranty; and

(x)            “Know Your Customer” and Patriot Act Information.  All documentation and other information requested by the Administrative Agent and the Lenders for purposes of compliance with applicable “know your customer” and anti-money laundering rules and regulations, including the Patriot Act (to be delivered at least five (5) Business Days prior to the Effective Date).

(b)           Each of the representations and warranties of the Loan Parties set forth herein and in the other Credit Documents shall be true and correct in all material respects as of the Effective Date, except to the extent that any such representation or warranty relates solely to an earlier date, in which case it shall have been true and correct in all material respects as of such earlier date;

(c)           No Default or Event of Default shall have occurred and be continuing; and

(d)           Payment of all fees and all expenses incurred through the Effective Date then due and owing to the Administrative Agent, the Lenders, and the Joint Lead Arrangers pursuant to this Agreement and as otherwise agreed in writing by the Borrower.

(e)           Each Lender that is organized under the laws of any jurisdiction other than the United States of America or any State thereof shall have delivered to the Administrative Agent and the Borrower the applicable form as described in clause (i) of Section 10.10(e).

Section 4.2             All Borrowings.  The obligation of each Lender to make any advance of any Borrowing, and of each Issuing Bank to issue any Letter of Credit (including any increase in the amount of, or extension of the expiration date of, any Letter of Credit) is subject to satisfaction of the following conditions precedent (but subject to Sections 2.3(c) and 2.12(b)):

(a)           Notices.  The Administrative Agent shall have received (i) in the case of any advance of any Borrowing, the Borrowing Request required by the first sentence of Section 2.3(a), and (ii) in the case of the issuance, extension or increase of a Letter of Credit, the applicable Issuing Bank and the Administrative Agent shall have received a duly completed Issuance Request and any required Application for such Letter of Credit, as the case may be, meeting the requirements of Section 2.12(b);

(b)           Warranties True and Correct.  In the case of any advance of any Borrowing or any issuance or increase of any Letter of Credit that increases the aggregate amount of Loans and L/C Obligations outstanding after giving effect to such Borrowing or issuance or increase, or extension of the expiration date of a Letter of Credit, each of the representations and warranties of the Borrower and the other Loan Parties set forth herein (other than, in the case of any such

Borrowing, issuance or increase occurring after the Effective Date, the representations and warranties set forth in Sections 5.4, 5.9, 5.15 and 5.16) and in the other Credit Documents (other than, in the case of any such Borrowing, issuance, increase or extension occurring after the Effective Date, those that relate to the representations and warranties set forth in Sections 5.4, 5.9, 5.15 and 5.16) shall be true and correct in all material respects (except any such representation or warranty that is qualified or limited by its terms by materiality, in which case such representation or warranty shall be true and correct) as of the time of such Borrowing or issuance, increase or extension of any Letter of Credit, except as a result of the transactions permitted hereunder or thereunder, and except to the extent that any such representation or warranty relates solely to an earlier date, in which case it shall have been true and correct in all material respects as of such earlier date;

(c)           No Default.  No Default or Event of Default shall have occurred and be continuing or would occur as a result of any such Borrowing; and

(d)           Regulations T, U and X.  Such Borrowing or other extension of credit shall not result in the Borrower or any Lender or Issuing Bank being in non-compliance with or in violation of Regulation T, U or X of the Board of Governors of the Federal Reserve System.

Each acceptance by the Borrower of the proceeds of any Borrowing or of the issuance of, increase in the amount of, or extension of the expiration date of, a Letter of Credit shall be deemed to be a representation and warranty by the Borrower on the date of such acceptance, that all conditions precedent to such Borrowing set forth in this Section 4.2 (and in Section 4.1 with respect to any initial Borrowing or any initial issuance, increase or extension of any Letters of Credit hereunder of purchases of participations therein) have, except to the extent waived in accordance with the terms hereof, been satisfied or fulfilled unless the Borrower gives to the Administrative Agent and the Lenders written notice to the contrary, in which case none of the Lenders shall be required to fund such Borrowing, and no Issuing Bank shall be required to issue, increase the amount of or extend the expiration date of such Letter of Credit, unless the Required Lenders shall have previously waived in writing such non-compliance.

ARTICLE 5    REPRESENTATIONS AND WARRANTIES.

The Borrower represents and warrants to each Lender, Issuing Bank and the Administrative Agent as follows:

Section 5.1             Corporate Organization. Each of the Borrower, Holdings, and each other material Member of the Consolidated Group: (i) is duly organized (or, in the case of the Borrower, duly registered by way of continuation) and existing in good standing under the laws of the jurisdiction of its organization or registration (as the case may be); (ii) has all necessary organizational power and authority to own the property and assets it uses in its business and otherwise to carry on its present business; and (iii) is duly licensed or qualified and in good standing in each jurisdiction in which the nature of the business transacted by it or the nature of the property owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified or to be in good standing, as the case may be, would not have a Material Adverse Effect.

Section 5.2             Power and Authority; Validity.  Each of the Borrower, Holdings, and the other Loan Parties has the organizational power and authority to execute, deliver and carry out the terms and provisions of the Credit Documents to which it is a party and has taken all necessary company action to authorize the execution, delivery and performance of such Credit Documents.  Each of the Borrower, Holdings, and the other Loan Parties has duly executed and delivered each Credit Document to which it is a party and each such Credit Document constitutes the legal, valid and binding obligation of the

Borrower, Holdings, or such other Loan Party, as the case may be, enforceable against it in accordance with its terms, subject as to enforcement only to bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights generally and equitable principles.

Section 5.3             No Violation.  Neither the execution, delivery or performance by the Borrower, Holdings, or the other Loan Parties of the Credit Documents to which it is a party nor compliance by it with the terms and provisions thereof, nor the consummation by it of the transactions contemplated herein or therein, will (i) contravene in any material respect any applicable provision of any law, statute, rule or regulation, or any applicable order, writ, injunction or decree of any court or governmental instrumentality, (ii) conflict with or result in any breach of any term, covenant, condition or other provision of, or constitute a default under, or result in the creation or imposition of (or the obligation to create or impose) any Lien, other than any Permitted Lien, upon any of the property or assets of the Borrower or any other Member of the Consolidated Group under, the terms of any material contractual obligation to which the Borrower or any other Member of the Consolidated Group is a party or by which they or any of their properties or assets are bound or to which they may be subject, or (iii) violate or conflict with any provision of the memorandum of association and articles of association, charter, articles or certificate of incorporation, partnership or limited liability company agreement, by-laws, or other applicable governance documents of the Borrower or any other Member of the Consolidated Group.

Section 5.4             Litigation.  Except as may be described on Schedule 5.4 (the matters set forth therein being collectively referred to as the “Disclosed Matters”), there are no actions, suits, proceedings or counterclaims (including, without limitation, derivative or injunctive actions) pending or, to the knowledge of the Borrower or Holdings, threatened against the Borrower, Holdings, or any other Member of the Consolidated Group that are reasonably likely to have a Material Adverse Effect.

Section 5.5             Use of Proceeds; Margin Regulations.

(a)           Use of Proceeds.  The proceeds of the Loans and the Letters of Credit have been and are only being used as a commercial paper backstop, for permitted investments and future acquisitions, and for capital expenditures and other general corporate purposes of the Consolidated Group, and none of such proceeds or Letters of Credit have been or are being used for any purpose contrary to the provisions of Section 6.9.  Each of the Borrower and Holdings is, and has been at all times, in compliance with all conditions and requirements of the Swiss FTA Ruling so that no proceeds of the Loans or Letters of Credit have been or will be used in a manner constituting a direct or indirect flow-back to Holdings or any Swiss Group Company subjecting any such proceeds to Swiss Withholding Tax or Swiss Stamp Tax.

(b)           Margin Stock.  None of the Borrower, Holdings, nor any other Member of the Consolidated Group is engaged in the business of extending credit for the purpose of purchasing or carrying margin stock.  No proceeds of the Loans or the Letters of Credit will be used for a purpose which violates Regulations T, U or X of the Board of Governors of the Federal Reserve System.  After application of the proceeds of the Loans, the issuance of the Letters of Credit, and any acquisitions permitted hereunder, less than 25% of the assets of the Borrower, Holdings, and the other Members of the Consolidated Group consists of “margin stock” (as defined in Regulation U of the Board of Governors of the Federal Reserve System).

Section 5.6             Investment Company Act.  None of the Borrower, Holdings, nor any other Member of the Consolidated Group is an “investment company” or a company “controlled” by an “investment company,” within the meaning of the Investment Company Act of 1940, as amended.

Section 5.7                                      True and Complete Disclosure.  All factual information (taken as a whole, and excluding information of a general economic or industry nature) furnished by the Borrower, Holdings, or any other Member of the Consolidated Group in writing to the Administrative Agent or any Lenders or Issuing Banks in connection with any Credit Document or the Confidential Information Memorandum or any transaction contemplated therein did not, as of the date such information was furnished (or, if such information expressly related to a specific date, as of such specific date), contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein (taken as a whole), in light of the circumstances under which such information was furnished, not materially misleading, except for such statements, if any, as have been updated, corrected, supplemented, superseded or modified pursuant to a written correction or supplement furnished to the Administrative Agent and such Lenders and Issuing Banks, as the case may be, prior to the date of this Agreement.

Section 5.8                                      Financial Statements.  The financial statements heretofore delivered to the Lenders for Holdings’ fiscal year ended December 31, 2010, and for Holdings’ fiscal quarter and year-to-date period ended June 30, 2011, have been prepared in accordance with GAAP applied on a basis consistent, except as otherwise noted therein, in accordance with GAAP, with Holdings consolidated financial statements for the previous fiscal year.  Such annual and quarterly financial statements fairly present in all material respects on a consolidated basis the financial position of Holdings as of the dates thereof, and the results of operations for the periods indicated, subject in the case of interim financial statements to normal year-end audit adjustments and omission of certain footnotes (as permitted by the SEC).  As of the Effective Date, Holdings and its Subsidiaries, considered as a whole, had no material contingent liabilities or material Indebtedness required under GAAP to be disclosed in a consolidated balance sheet of Holdings that were not included in the financial statements referred to in this Section 5.8 or disclosed in the notes thereto or in writing to the Administrative Agent (with a written request to the Administrative Agent to distribute such disclosure to the Lenders) unless otherwise permitted under this Agreement.

Section 5.9                                      No Material Adverse Change.  Except for the Disclosed Matters, there has not occurred since December 31, 2010, any events, changes, developments or conditions, singly or in the aggregate, that have had or could reasonably be expected to have a Material Adverse Effect.

Section 5.10                                Taxes.  The Borrower, Holdings, and all other Members of the Consolidated Group have filed all material tax returns required to be filed, whether in the United States or in any foreign jurisdiction, and have paid all Taxes shown to be due and payable on such returns or on any assessments made against the Borrower, Holdings, or such other Members of the Consolidated Group or any of their properties, other than any such assessments, fees, charges or levies (i) that are not more than ninety (90) days past due, or which can thereafter be paid without penalty, (ii) which are being contested in good faith by appropriate proceedings and for which reserves have been provided in conformity with GAAP, or (iii) which the failure to pay could not reasonably be expected to have a Material Adverse Effect.

Section 5.11                                Consents.  On the Effective Date, all material consents and approvals of, and filings and registrations with, and all other actions of, all governmental agencies, authorities or instrumentalities required to have been obtained or made by the Borrower or Holdings in order for the Borrower to obtain the Loans and Letters of Credit hereunder have been or will have been obtained or made and are or will be in full force and effect.

Section 5.12                                Insurance.  The Borrower, Holdings, and all other material Members of the Consolidated Group maintain in effect, with responsible insurance companies, including captive insurance companies, or through self-insurance, insurance against any loss or damage as to all insurable property and assets owned by it and as to its operations (other than business interruption insurance) and related liabilities, which insurance is of a character and in or in excess of such amounts as are customarily maintained by companies similarly situated and owning like property or assets or conducting like operations (subject to self-insured retentions and deductibles), and insurance with respect to employers’ and public and product liability risks (subject to self-insured retentions and deductibles).

Section 5.13                                Intellectual Property.  The Borrower, Holdings, and all other Members of the Consolidated Group own or hold valid licenses to use all the patents, trademarks, permits, service marks, and trade names that are necessary to the operation of the business of the Borrower and all other Members of the Consolidated Group as presently conducted, except where the failure to own, or hold valid licenses to use, such patents, trademarks, permits, service marks, and trade names could not reasonably be expected to have a Material Adverse Effect.

Section 5.14                                Ownership of Property.  The Borrower, Holdings, and all other Members of the Consolidated Group have good title to or a valid leasehold interest in all of their real property and good title to, or a valid leasehold interest in, all of their other property, subject to no Liens except Permitted Liens, except where the failure to have such title or leasehold interest in such property could not reasonably be expected to have a Material Adverse Effect.

Section 5.15                                Existing Indebtedness.  Schedule 5.15 contains a complete and accurate list of all Indebtedness outstanding as of the Effective Date, with respect to the Borrower, Holdings and their respective Subsidiaries, SPVs and Consolidated Affiliates, in each case in a principal amount of $50,000,000 (or, if denominated in a currency other than U.S. Dollars, the Dollar Equivalent of $50,000,000) or more (other than the Obligations hereunder and Indebtedness permitted by Section 6.12(b) through (j)) and permitted by Section 6.12(a), in each case showing the aggregate principal amount thereof, the name of the respective borrower and any other entity which directly or indirectly guaranteed such Indebtedness, and the scheduled payments of such Indebtedness.

Section 5.16                                Existing Liens.  Schedule 5.16 contains a complete and accurate list of all Liens outstanding as of the Effective Date, with respect to the Borrower, Holdings and their respective Subsidiaries, SPVs and Consolidated Affiliates, where the Indebtedness or other obligations secured by such Lien is in a principal amount of $50,000,000 (or, if denominated in a currency other than U.S. Dollars, the Dollar Equivalent of $50,000,000) or more (other than the Liens permitted by Section 6.11(b) through (t)), and permitted by Section 6.11(a), in each case showing the name of the Person whose assets are subject to such Lien, the aggregate principal amount of the Indebtedness secured thereby, and a description of the Agreements or other instruments creating, granting, or otherwise giving rise to such Lien.

Section 5.17                                Employee Benefit Plans.

(a)                                  The Borrower, Holdings, each other Member of the Consolidated Group and each of their respective ERISA Affiliates are in compliance with all applicable provisions and requirements of ERISA and the Code and the regulations and published interpretations thereunder with respect to each Plan, and have performed all their respective obligations under each Plan, except for any such non-compliance or non-performance which could not reasonably be expected to result in a Material Adverse Effect.  No liability to the PBGC (other than required premium payments), the IRS, any Plan or any trust established under Title IV of ERISA has been or is expected to be incurred by the Borrower or any other Member of the Consolidated Group or any of their ERISA Affiliates with respect to any Plan, except for any such liability which could not reasonably be expected to result in a Material Adverse Effect.  No ERISA Event has occurred or is reasonably expected to occur which could reasonably be expected to result in a Material Adverse Effect.  No Plan has Unfunded Vested Liabilities which could reasonably be expected to result in a Material Adverse Effect.  As of the most recent valuation date for each

Multiemployer Plan, the potential liability of the Borrower and the other Members of the Consolidated Group and their respective ERISA Affiliates for a complete withdrawal from such Multiemployer Plan (within the meaning of Section 4203 of ERISA), when aggregated with such potential liability for a complete withdrawal from all Multiemployer Plans, based on information available pursuant to Section 4221(e) of ERISA, could not reasonably be expected to result in a Material Adverse Effect.  The Borrower and each other Member of the Consolidated Group and each of their ERISA Affiliates have complied with the requirements of Section 515 of ERISA with respect to each Multiemployer Plan and are not in material “default” (as defined in Section 4219(c)(5) of ERISA) with respect to payments to a Multiemployer Plan, except for any such non-compliance which could not reasonably be expected to result in a Material Adverse Effect.

(b)                                 The Borrower, Holdings, and each other Member of the Consolidated Group are in compliance with all applicable laws and regulations with respect to each Foreign Plan, and have performed all of their respective obligations thereunder, except for any such non-compliance or non-performance which could not reasonably be expected to result in a Material Adverse Effect.  Without limiting the foregoing, no Foreign Plan has Unfunded Vested Liabilities that could reasonably be expected to result in a Material Adverse Effect.

Section 5.18                                OFAC; Sanctions.  None of the Borrower, Holdings, nor any other Member of the Consolidated Group (i) is a Person on the list of Specially Designated Nationals and Blocked Persons or is the  subject of the limitations or prohibitions under any other United States Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) regulation or executive order (a “Prohibited Person”), or (ii) will use proceeds of any Loans, or any Letters of Credit, directly or indirectly, for the purpose of (a) funding or facilitating any activities or business in any country that is the subject of a sanctions program administered by OFAC, a Governmental Authority of the European Union, Switzerland or the United Nations, administering a comparable sanctions program, where such funding or facilitation would cause any of the Lenders, the Issuing Banks, the Administrative Agent or the Joint Lead Arrangers (as identified on the cover page of this Agreement) to be in violation of such sanctions program; or (b) funding or facilitating any activities or conducting business with a Prohibited Person or any individual or entity controlled by a Prohibited Person.

Section 5.19                                Compliance with Certain Laws.  Each of the Borrower, Holdings, and the other Members of the Consolidated Group are in compliance with all laws, regulations, and orders of any Governmental Authorities applicable to it or its properties or operations, except where (i) any such non-compliance, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect, or (ii) the Borrower, Holdings or such Member of the Consolidated Group is contesting such law, regulation, ordinance or order in good faith by appropriate proceedings and reserves in conformity with GAAP have been provided therefor as applicable.  Without limiting the foregoing, the Borrower, Holdings, and each other Member of the Consolidated Group is in compliance, in all material respects, with (i) the Trading with the Enemy Act, as amended, and each of the foreign assets control regulations of the United States Treasury Department (31 CFR, Subtitle B, Chapter V, as amended) and any other enabling legislation or executive order relating thereto, or any comparable legislation, regulations or orders adopted or issued by any Governmental Authority of the European Union, as if such statute, regulations, legislation, or order applied in full to the Borrower, Holdings, and each other Member of the Consolidated Group, and (ii) the Patriot Act and its implementing regulations as if such statute and regulations applied in full to the Borrower, Holdings, and each other Member of the Consolidated Group.  No part of the proceeds of any Loans or any Letters of Credit will be used, directly or indirectly, for any payments to any governmental official or employee, political party, official of a political party, candidate for political office, or anyone else acting in an official capacity, in order to obtain, retain or direct business or obtain any improper advantage, in violation of the United States Foreign Corrupt Practices

Act of 1977, as amended, or any comparable legislation, regulations or orders adopted or issued by any Governmental Authority of the European Union.

Section 5.20                                Solvency.  Each of the Borrower, Holdings, and any other Loan Party is, and after giving effect to the obligations of the Borrower, Holdings and such other Loan Party under this Agreement, the other Credit Documents, and the Indentures will be and will continue to be, when taken together with their respective Subsidiaries, Solvent.

ARTICLE 6    COVENANTS.

The Borrower covenants and agrees that, so long as any Loan, Note, Commitment, or L/C Obligation is outstanding hereunder, or any other Obligation is due and payable hereunder:

Section 6.1                                      Corporate Existence.  Each of the Borrower, Holdings and all other material Members of the Consolidated Group will preserve and maintain its organizational existence, except (i) for the dissolution of any material Subsidiaries of Holdings (other than the Borrower) whose assets are transferred to Holdings or any of its Subsidiaries, (ii) for mergers or other business combinations permitted under Section 6.10, and mergers or other business combinations of any Subsidiary of Holdings with or into Holdings or another Subsidiary of Holdings, (iii) where the failure to preserve, renew or keep in full force and effect the existence of any Subsidiary of Holdings could not reasonably be expected to have a Material Adverse Effect, (iv) in connection with the sale, lease, transfer or other disposition of assets (or equity interests) not otherwise prohibited by this Agreement or (v) as otherwise expressly permitted in this Agreement.

Section 6.2                                      Maintenance.  Each of the Borrower, Holdings and all other material Members of the Consolidated Group will maintain, preserve and keep its properties and equipment necessary to the proper conduct of its business in reasonably good repair, working order and condition (normal wear and tear excepted) and will from time to time make all reasonably necessary repairs, renewals, replacements, additions and betterments thereto so that at all times such properties and equipment are reasonably preserved and maintained, in each case with such exceptions as could not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect; provided, however, that nothing in this Section 6.2 shall prevent the Borrower, Holdings or any other material Members of the Consolidated Group from discontinuing the operation or maintenance of any such properties or equipment if such discontinuance is, in the judgment of the Borrower, Holdings or any other material Members of the Consolidated Group, as applicable, desirable in the conduct of its business.

Section 6.3                                      Taxes.  Each of the Borrower, Holdings, and the other Members of the Consolidated Group will duly pay and discharge all Taxes upon or against it or its properties within ninety (90) days after becoming due or, if later, prior to the date on which penalties are imposed for such unpaid Taxes, unless and to the extent that (i) the same is being contested in good faith and by appropriate proceedings and reserves have been established in conformity with GAAP, or (ii) the failure to effect such payment or discharge could not reasonably be expected to have a Material Adverse Effect.

Section 6.4                                      ERISA.  Each of the Borrower, Holdings, and the other Members of the Consolidated Group will timely pay and discharge all obligations and liabilities arising under ERISA or otherwise with respect to each Plan or Foreign Plan of a character which if unpaid or unperformed might result in the imposition of a material Lien against any properties or assets of the Borrower, Holdings or any other material Member of the Consolidated Group, and will promptly notify the Administrative Agent upon an officer of the Borrower or Holdings becoming aware thereof, of (i) the occurrence of any reportable event (as defined in ERISA) relating to a Plan (other than a Multi-Employer Plan) so long as the event thereunder could reasonably be expected to have a Material Adverse Effect, other than any such event with respect to which the PBGC has waived notice by regulation; (ii) receipt of any notice from PBGC of its intention to seek termination of any Plan or appointment of a trustee therefor; (iii) the intention of the Borrower or any other Member of the Consolidated Group to terminate or withdraw from any Plan if such termination or withdrawal would result in liability under Title IV of ERISA, unless such termination or withdrawal could not reasonably be expected to have a Material Adverse Effect; and (iv) the receipt by the Borrower or any other Members of the Consolidated Group of notice of the occurrence of any event that could reasonably be expected to result in the incurrence of any liability (other than for benefits), fine or penalty to the Borrower or any other Members of the Consolidated Group, or any plan amendment that could reasonably be expected to increase the contingent liability of the Borrower and any other Members of the Consolidated Group, taken as a whole, in either case in connection with any post-retirement benefit under a welfare plan (subject to ERISA), unless such event or amendment could not reasonably be expected to have a Material Adverse Effect.  The Borrower will also promptly notify the Administrative Agent of (i) any material contributions to any Foreign Plan that have not been made by the required due date for such contribution if such default could reasonably be expected to have a Material Adverse Effect; (ii) any Foreign Plan that is not funded to the extent required by the law of the jurisdiction whose law governs such Foreign Plan based on the actuarial assumptions reasonably used at any time if such underfunding (together with any penalties likely to result) could reasonably be expected to have a Material Adverse Effect, and (iii) any material change anticipated to any Foreign Plan that could reasonably be expected to have a Material Adverse Effect.

Section 6.5                                      Insurance.  Each of the Borrower, Holdings and all other material Members of the Consolidated Group will maintain or cause to be maintained, with responsible insurance companies, including captive insurance companies, or through self-insurance, insurance as to its operations (other than business interruption insurance) and related liabilities, and against any loss or damage to all insurable property and assets owned by it, such insurance to be of a character and in or in excess of such amounts as are customarily maintained by companies similarly situated and conducting like operations or owning like property or assets (subject to self-insured retentions and deductibles) and will (subject to self-insured retentions and deductibles) maintain or cause to be maintained insurance with respect to employers’ and public and product liability risks.

Section 6.6                                      Financial Reports and Other Information.

(a)                                  Periodic Financial Statements and Other Documents.  The Borrower, Holdings, the other Members of the Consolidated Group, and any SPVs will maintain a system of accounting in such manner as will enable preparation of financial statements in accordance with GAAP and will furnish to the Lenders and their respective authorized representatives such information about the business and financial condition of the Borrower, Holdings, the other Members of the Consolidated Group and any SPVs as any Lender may reasonably request; and, without any request, will furnish to the Administrative Agent:

(i)                                     not later than the earlier of (x) sixty (60) days after the end of each of the first three (3) fiscal quarters of each fiscal year of Holdings and (y) five (5) days after the date Holdings is required to file (taking into account any extensions of time contemplated by Rule 12b-25 under the Securities Exchange Act of 1934, as amended) with the SEC its report on Form 10-Q with respect to each of such fiscal quarters, the consolidated balance sheet of the Consolidated Group as at the end of such fiscal quarter and the related consolidated statements of income and retained earnings and of cash flows for such fiscal quarter and for the portion of the fiscal year ended with the last day of such fiscal quarter, all of which shall be in reasonable detail or in the form filed with the SEC, and certified by the chief financial officer of Holdings, that they fairly present in all material respects the financial condition of the Consolidated Group as of the dates indicated and the results of their operations and changes in their cash flows for the periods indicated and that they have been prepared in accordance with GAAP, in each case, subject to normal year-end audit adjustments and the omission of any footnotes as permitted by the SEC (publicly filing Holdings’ Form 10-Q with the SEC in any event will satisfy the requirements of this clause (i), subject to Section 6.6(b), and shall be deemed furnished and delivered on the date such information has been posted on the SEC website accessible through http://www.sec.gov/edgar/searchedgar/webusers.htm or such successor webpage of the SEC thereto));

(ii)                                  not later than the earlier of (x) one hundred twenty (120) days after the end of each fiscal year of Holdings and (y) five (5) days after the date Holdings is required to file (taking into account any extensions of time contemplated by Rule 12b-25 under the Securities Exchange Act of 1934, as amended) with the SEC its report on Form 10-K with respect to such fiscal year, the consolidated balance sheet of the Consolidated Group as at the end of such fiscal year and the related consolidated statements of income and retained earnings and of cash flows for such fiscal year and setting forth consolidated comparative figures as of the end of and for the preceding fiscal year, audited by an independent nationally-recognized accounting firm and in the form filed with the SEC (publicly filing Holdings’ Form 10-K with the SEC in any event will satisfy the requirements of this clause (ii), subject to Section 6.6(b), and shall be deemed furnished and delivered on the date such information has been posted on the SEC website accessible through http://www.sec.gov/edgar/searchedgar/webusers.htm or such successor webpage of the SEC thereto));

(iii)                               commencing with fiscal year 2012, to the extent actually prepared and approved by Holdings’ board of directors, a projection of the Consolidated Group’s consolidated balance sheet and consolidated income, retained earnings and cash flows for the current fiscal year showing such projected budget for each fiscal quarter ending during such year; and

(iv)                              within ten (10) days after the sending or filing thereof, copies of all financial statements, projections, documents and other communications that Holdings sends to its stockholders generally or publicly files with the SEC or any similar governmental authority (and is publicly available); provided that publicly filing such documents with the SEC in any event will satisfy the requirements of this clause (iv), subject to Section 6.6(b), and shall be deemed furnished and delivered on the date such information has been posted on the SEC website accessible through http://www.sec.gov/edgar/searchedgar/webusers.htm or such successor webpage of the SEC thereto.

The Administrative Agent will forward promptly to the Lenders the information provided to the Administrative Agent pursuant to clauses (i) through (iii) above.

(b)                                 Compliance Certificates.  Within the respective time periods set forth in clauses (i) and (ii) of Section 6.6(a) for furnishing financial statements, the Borrower shall deliver or cause to be delivered (i) any additional financial information in respect of any Consolidated Affiliates and SPVs as reasonably requested by the Administrative Agent, and (ii) (x) a written certificate signed by Holdings’ Chief Financial Officer or other financial officer of Holdings, in his or her capacity as such, to the effect that no Default or Event of Default then exists or, if any such Default or Event of Default exists as of the date of such certificate, setting forth a description of such Default or Event of Default and specifying the action, if any, taken by the Borrower, Holdings, or any other Member of the Consolidated Group to remedy the same, and (y) a Compliance Certificate in the form of Exhibit 6.6 showing compliance with the covenants specified therein.

(c)                                  Notice of Events Relating to Environmental Laws and Claims.  Promptly after any officer of the Borrower or Holdings obtains knowledge of any of the following (other than Disclosed Matters, except as provided in clause (iv) below), the Borrower will provide or cause to be provided to the Administrative Agent written notice in reasonable detail of any of the following that, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect:

(i)                                     any pending or threatened Environmental Claim against the Borrower, Holdings, or any other Member of the Consolidated Group or any SPV or any property owned or operated by the Borrower, Holdings, or any other Member of the Consolidated Group or any SPV;

(ii)                                  any condition or occurrence on any property owned or operated by the Borrower, Holdings, or any other Member of the Consolidated Group or any SPV that results in noncompliance by the Borrower, Holdings, or any other Member of the Consolidated Group or any SPV with any Environmental Law;

(iii)                               the taking of any material remedial action in response to the actual or alleged presence of any Hazardous Material on any property owned or operated by the Borrower, Holdings, or any other Member of the Consolidated Group or any SPV other than in the ordinary course of business; and

(iv)                      any material adverse development or occurrence in respect of any Disclosed Matter occurring or taking place subsequent to the Effective Date which has not been otherwise disclosed pursuant to clause (a)(iv) above.

(d)                                 Notices of Default, Litigation, Etc.  The Borrower will promptly, and in any event within five (5) Business Days, after an officer of the Borrower or Holdings has knowledge thereof, give or cause to be given written notice to the Administrative Agent (who will in turn provide notice to the Lenders) of:  (i) the occurrence of any Default or Event of Default; (ii) any litigation or governmental proceeding of the type described in Section 5.4; (iii) any circumstance (including, without limitation, any termination of any Plan or Foreign Plan or any ERISA Event) that has had or could reasonably be expected to have a Material Adverse Effect; (iv) the occurrence of any event which has resulted in a breach of, or is reasonably expected to result in a breach of, Section 6.17; and (v) any notice received by it or any other Member of the Consolidated Group or any SPV from the holder(s) of Indebtedness of the Borrower or any other Member of the Consolidated Group or any SPV in an amount which, in the aggregate, exceeds $75,000,000 (or, if denominated in a currency other than U.S. Dollars, the Dollar Equivalent of $75,000,000), where such notice states or claims the existence or occurrence of any default or event of default with respect to such Indebtedness under the terms of any indenture, loan or credit agreement, debenture, note, or other document evidencing or governing such Indebtedness.

(e)                                  Other Information.  Upon request therefor, the Borrower shall furnish such other information regarding the operations, business affairs, and financial condition of the Members of the Consolidated Group as the Administrative Agent or any Lender may reasonably request.

Section 6.7                                      Lender Inspection Rights.  Upon reasonable notice from the Administrative Agent or any Lender, the Borrower and Holdings will permit the Administrative Agent or any Lender (and such Persons as the Administrative Agent or such Lender may reasonably designate) during normal business hours at such entity’s sole expense unless a Default or Event of Default shall have occurred and be continuing, in which event at the Borrower’s expense, to visit and inspect any of the properties of the Borrower, Holdings, or any other Member of the Consolidated Group, to examine all of their books and records, to make copies and extracts therefrom, and to discuss their respective affairs, finances and accounts with their respective officers and independent public accountants (and by this provision each of the Borrower and Holdings authorizes such accountants to discuss with the Administrative Agent and any Lender (and such Persons as the Administrative Agent or such Lender may reasonably designate) the affairs, finances and accounts of the Borrower, Holdings, and all other Members of the Consolidated Group), all as often, and to such extent, as may be reasonably requested.  The chief financial officer of Holdings and/or his or her designee shall be afforded the opportunity to be present at any meeting of the Administrative Agent or the Lenders and such accountants.  The Administrative Agent agrees to use reasonable efforts to minimize, to the extent practicable, the number of separate requests from the Lenders to exercise their rights under this Section 6.7 and to coordinate the exercise by the Lenders of such rights.

Section 6.8                                      Conduct of Business.  The Borrower, Holdings, and all other Members of the Consolidated Group will at all times remain primarily engaged in (i) the contract drilling business, and the provision of turnkey drilling services, (ii) the provision of services to the energy industry, (iii) other existing businesses described in Holdings’ quarterly report on Form 10-Q filed with the SEC for the quarter ended June 30, 2011, including without limitation, the oil and gas exploration and production business, or (iv) any related businesses (each a “Permitted Business”).

Section 6.9                                      Use of Proceeds; Margin Regulations; Borrower Activities.

(a)                                  Use of Proceeds.  The proceeds of the Loans and the Letters of Credit shall only be used as a commercial paper backstop, for permitted investments and future acquisitions, and for capital expenditures and other general corporate purposes of the Consolidated Group; provided that the Borrower shall in no event use or permit the use of any such proceeds of the Loans or the Letters of Credit for purposes contrary to the provisions of Section 5.18 or 5.19 or of this Section 6.9.

(b)                                 Margin Stock.  None of the Borrower, Holdings, nor any other Member of the Consolidated Group shall engage in the business of extending credit for the purpose of purchasing or carrying margin stock.  No proceeds of the Loans or the Letters of Credit will be used for a purpose which violates Regulations T, U or X of the Board of Governors of the Federal Reserve System.  After application of the proceeds of the Loans and the issuance of the Letters of Credit, less than 25% of the assets of each of the Borrower, Holdings, and the other Members of the Consolidated Group will consist of “margin stock” (as defined in Regulation U of the Board of Governors of the Federal Reserve System).

(c)                                  Borrower Activities; Limitations on Use of Proceeds.  The Borrower shall (i) maintain its incorporation, day-to-day management and all board of directors meetings outside of Switzerland; (ii) comply, and cause Holdings to comply, at all times with all conditions and requirements of the Swiss FTA Ruling so that no proceeds of the Loans or Letters of Credit will be used in a manner constituting a direct or indirect flow-back to Holdings or any Swiss Group Company subjecting any such proceeds to Swiss Withholding Tax or Swiss Stamp Tax; (iii) not use the proceeds of Loans or Letters of Credit under this Agreement for any financing activities in Switzerland (other than dividends, distributions, equity contributions, and other activities to the extent permitted as described in clauses (iv) (C), (D) or (E) below) or for any other purpose that would cause payments under this Agreement or other Credit Documents to be subject to Swiss Withholding Taxes or Swiss Stamp Taxes; and (iv) not effect any direct or indirect flow-back of proceeds of Loans or Letters of Credit under this Agreement to Holdings or any Swiss Group Company, it being understood for purposes of interpreting this clause (iv), that (A) a direct flow-back will be deemed to occur if the Borrower grants a loan or other extension of credit to a Swiss Group Company from the proceeds of Loans or Letters of Credit under this Agreement; (B) an indirect flow-back will be deemed to occur if the Borrower first transfers proceeds of Loans or Letters of Credit under this Agreement to one or more other Subsidiaries or other Persons, which would then make such proceeds of Loans or Letters of Credit available to a Swiss Group Company through a loan or other extension of credit; (C) equity contributions of rigs, financed with proceeds of Loans or Letters of Credit under this Agreement, made to Swiss Group Companies for the purpose of leasing such equipment to lessees outside Switzerland, will not be deemed to be an unpermitted flow-back to such proceeds of Loans or Letters of Credit to such Swiss Group Company, so long as such transactions are effected in a manner consistent with the Swiss FTA Ruling or other tax ruling in effect as described in clause (E) below; (D) future dividend distributions from the Borrower to Holdings will not be deemed to be an unpermitted flow-back of funds to Holdings or other Swiss Group Company; and (E) notwithstanding the provisions in clauses (A) and (B) above, to the extent that the Borrower or Holdings has furnished to the Administrative Agent, with respect to any proposed use of proceeds of Loans or Letters of Credit under this Agreement, a tax ruling (including the Swiss FTA Ruling) or other evidence satisfactory to the Administrative Agent that such use would not result in any payments under this Agreement or other Credit Documents being subject to any Swiss Withholding Tax or Swiss Stamp Tax, then such use will not be deemed to be an unpermitted flow-back of proceeds of Loans or Letters of Credit;

provided, however, that if as a result of any change in applicable Swiss tax laws or regulations or any rulings or interpretations thereof, any uses of proceeds of Loans or Letters of Credit under this Agreement described in clauses (C), (D) or (E) above are of a type determined to be unpermitted flow-back of such proceeds or Letters of Credit, then in such event the Borrower shall not effect or permit any such use of such proceeds of Loans or Letters of Credit.

(d)                                 Notices; Cash Collateral Requirements.  The Borrower or Holdings shall give the Administrative Agent prompt written notice if the Borrower or Holdings becomes aware that any payments under this Agreement or other Credit Documents have become subject to Swiss Withholding Tax or Swiss Stamp Tax.  If any determination is made that any such payments have become subject to Swiss Withholding Tax or Swiss Stamp Tax (such determination to be deemed to have occurred upon (i) the Borrower or Holdings giving such notice to the Administrative Agent as described in the preceding sentence, (ii) the Administrative Agent receiving notice thereof from any Swiss tax or other governmental authorities, or any opinion to such effect from Swiss tax counsel or accounting firm, or (iii) the failure of the Borrower or Holdings to provide, at least quarterly, a certification to the effect that no such payments have become subject to Swiss Withholding Tax or Swiss Stamp Tax), then in such event at the written request of the Administrative Agent, the Borrower shall establish and maintain at all times with the Administrative Agent Cash Collateral in an amount sufficient to pay all such taxes that the Administrative Agent determines may become payable for a period of the following three months, pursuant to such collateral account documentation as the Administrative Agent may reasonably require.  The Borrower acknowledges that the failure to have established such Cash Collateral arrangements within fifteen (15) Business Days after such request by the Administrative Agent shall constitute an Event of Default under the terms of this Agreement.  Any funds so held as Cash Collateral shall be subject to release by the Administrative Agent upon its receipt of a tax ruling or other evidence satisfactory to the Administrative Agent to the effect that no  payments under this Agreement or other Credit Documents remain subject to Swiss Withholding Tax or Swiss Stamp Tax.

Section 6.10                                Restrictions on Fundamental Changes.  Neither the Borrower nor Holdings shall merge, consolidate, amalgamate or complete a scheme of arrangement with any other Person, or cause or permit any dissolution or winding up of the Borrower or Holdings, or liquidation of its assets, or sell, transfer or otherwise dispose of all or substantially all of the Borrower’s or Holdings’ assets, except that:

(a)                                  The Borrower may merge with or into, or consolidate, amalgamate or complete a scheme of arrangement with, any other Person if upon the consummation of any such merger, consolidation, amalgamation or scheme of arrangement (x) the Borrower is the surviving Person to any such merger, consolidation, amalgamation or scheme of arrangement, or (y) the surviving

Person (I) is organized under the laws of a Permitted Jurisdiction, (II) shall assume all obligations of the Borrower under this Agreement and the other Credit Documents pursuant to an assumption agreement in form and substance reasonably satisfactory to the Administrative Agent, and (III) shall deliver or cause to be delivered to the Administrative Agent with respect to such transactions and assumption agreement, the certificates, opinions and other documents of the types described in Section 4.1(a), all in form and substance reasonably satisfactory to the Administrative Agent;

(b)                                 Holdings  may merge with or into, or consolidate, amalgamate or complete a scheme of arrangement with, any other Person if upon the consummation of any such merger, consolidation, amalgamation or scheme of arrangement (x) Holdings is the surviving Person to any such merger, consolidation, amalgamation or scheme of arrangement, or (y) the surviving Person (I) is organized under the laws of a Permitted Jurisdiction, (II) shall assume all obligations of Holdings under this Agreement and the other Credit Documents pursuant to an assumption agreement, or pursuant to a new Guaranty, in each case in form and substance reasonably satisfactory to the Administrative Agent, and (III) shall deliver or cause to be delivered to the Administrative Agent with respect to such transactions and agreements, the certificates, opinions and other documents of the types described in Section 4.1(a), all in form and substance reasonably satisfactory to the Administrative Agent;

(c)                                  The Borrower may sell or transfer all or substantially all of its assets (including stock in its Subsidiaries) to any Person, so long as (x) such Person is a Subsidiary of the Borrower (or a Person who will contemporaneously therewith become a Subsidiary of the Borrower), and (y) such Subsidiary (I) is organized under the laws of a Permitted Jurisdiction, (II) shall assume all obligations of the Borrower under this Agreement and the other Credit Documents pursuant to an assumption agreement, or pursuant to a new credit agreement and promissory notes, in each case in form and substance reasonably satisfactory to the Administrative Agent, and (III) shall deliver or cause to be delivered to the Administrative Agent with respect to such transactions and agreements, the certificates, opinions and other documents of the types described in Section 4.1(a), all in form and substance reasonably satisfactory to the Administrative Agent; and

(d)                                 Holdings may sell or transfer all or substantially all of its assets (including stock in its Subsidiaries) to any Person, so long as (x) such Person is a Subsidiary of Holdings (or a Person who will contemporaneously therewith become a Subsidiary of Holdings), and (y) such Subsidiary (I) is organized under the laws of a Permitted Jurisdiction, (II) shall assume all obligations of Holdings under this Agreement and the other Credit Documents pursuant to an assumption agreement, or pursuant to a new Guaranty, in each case in form and substance reasonably satisfactory to the Administrative Agent, and (III) shall deliver or cause to be delivered to the Administrative Agent with respect to such transactions and agreements, the certificates, opinions and other documents of the types described in Section 4.1(a), all in form and substance reasonably satisfactory to the Administrative Agent;

provided that in the case of any transaction described in the preceding clauses (a) through (d), no Default or Event of Default (including, without limitation, pursuant to Section 7.1(j)) shall exist immediately prior to, or after giving effect to, such transaction.

Section 6.11                                Liens.  The Borrower, Holdings, and the other Members of the Consolidated Group shall not create, incur, assume or suffer to exist any Lien of any kind on any property or asset of any kind of the Borrower or any such other Member of the Consolidated Group, except the following (collectively, the “Permitted Liens”):

(a)                                  Liens existing on the Effective Date (each such Lien, to the extent it secures Indebtedness or other obligations in an aggregate amount of $50,000,000 (or, if denominated in a currency other than U.S. Dollars, the Dollar Equivalent of $50,000,000) or more, being described on Schedule 5.16 attached hereto);

(b)                                 Liens arising in the ordinary course of business by operation of law, deposits, pledges or other Liens in connection with workers’ compensation, unemployment insurance, old age benefits, social security obligations, taxes, assessments, public or statutory obligations or other similar charges, good faith deposits, pledges or other Liens in connection with (or to obtain letters of credit in connection with) bids, performance, return-of-money or payment bonds, contracts or leases to which the Borrower, Holdings or any other Members of the Consolidated Group are parties or other deposits required to be made in the ordinary course of business; provided that in each case the obligation secured is not for Indebtedness for borrowed money and is not overdue or, if overdue, is being contested in good faith by appropriate proceedings and reserves in conformity with GAAP have been provided therefor;

(c)                                  mechanics’, workmen’s, materialmen’s, landlords’, carriers’, maritime or other similar Liens arising in the ordinary course of business (or deposits to obtain the release of such Liens) related to obligations not overdue for more than thirty (30) days if such Liens arise with respect to domestic assets and for more than ninety (90) days if such Liens arise with respect to foreign assets, or, if so overdue, that are being contested in good faith by appropriate proceedings and reserves in conformity with GAAP have been provided therefor, or if such Liens otherwise could not reasonably be expected to have a Material Adverse Effect;

(d)                                 Liens for Taxes not more than ninety (90) days past due or which can thereafter be paid without penalty or which are being contested in good faith by appropriate proceedings and reserves in conformity with GAAP have been provided therefor, or if such Liens otherwise could not reasonably be expected to have a Material Adverse Effect;

(e)                                  Liens imposed by ERISA (or comparable foreign laws in respect of any Foreign Plan) which are being contested in good faith by appropriate proceedings and reserves in conformity with GAAP have been provided therefor, or if such Liens otherwise could not reasonably be expected to have a Material Adverse Effect;

(f)                                    Liens arising out of judgments or awards against the Borrower, Holdings or any other Member of the Consolidated Group, or in connection with surety or appeal bonds or the like in connection with bonding such judgments or awards, the time for appeal from which or petition for rehearing of which shall not have expired or for which the Borrower, Holdings or such other Member of the Consolidated Group shall be prosecuting on appeal or proceeding for review, and for which it shall have obtained (within thirty (30) days with respect to a judgment or award rendered in the United States or within sixty (60) days with respect to a judgment or award rendered in a foreign jurisdiction after entry of such judgment or award or expiration of any previous such stay, as applicable) a stay of execution or the like pending such appeal or proceeding for review; provided, that the aggregate amount of uninsured or underinsured liabilities (net of customary deductibles, and including interest, costs, fees and penalties, if any) of the Borrower, Holdings and the other Members of the Consolidated Group secured by such Liens shall not exceed the Dollar Equivalent of $125,000,000 at any one time outstanding;

(g)                                 Liens on fixed or capital assets acquired, constructed, improved, altered or repaired by the Borrower, Holdings or any other Member of the Consolidated Group and related contracts, intangibles and other assets that are incidental thereto (including accessions thereto and replacements thereof) or otherwise arise therefrom; provided that (i) such Liens secure Indebtedness otherwise permitted by this Agreement, (ii) such Liens and the Indebtedness secured thereby are incurred prior to or within 365 days after such acquisition or the later of the completion of such construction, improvement, alteration or repair or the date of commercial operation of the assets constructed, improved, altered or repaired, (iii) the Indebtedness secured thereby does not exceed the cost of acquiring, constructing, improving, altering or repairing such fixed or capital assets, as the case may be, and (iv) such Lien shall not apply to any other property or assets of the Borrower, Holdings or any other Member of the Consolidated Group;

(h)                                 Liens securing Interest Rate Protection Agreements or Currency Rate Protection Agreements incurred in the ordinary course of business and not for speculative purposes;

(i)                                     Liens on property existing at the time such property is acquired by the Borrower, Holdings or any other Member of the Consolidated Group and not created in contemplation of such acquisition (or on repairs, renewals, replacements, additions, accessions and betterments thereto), and Liens on the assets of any Person at the time such Person becomes a Member of the Consolidated Group and not created in contemplation of such Person becoming a Member of the Consolidated Group (or on repairs, renewals, replacements, additions, accessions and betterments thereto);

(j)                                     any extension, renewal or replacement (or successive extensions, renewals or replacements) in whole or in part of any Lien referred to in the foregoing subsections (a) through (i); provided, however, that the principal amount of Indebtedness or other obligations secured thereby does not exceed the principal amount or the amount of such other obligation, as applicable, secured at the time of such extension, renewal or replacement (other than amounts incurred to pay costs of such extension, renewal or replacement), and that such extension, renewal or replacement is limited to the property already subject to the Lien so extended, renewed or replaced (together with accessions and improvements thereto and replacements thereof);

(k)                                  rights reserved to or vested in any Governmental Authority by the terms of any right, power, franchise, grant, license or permit, or by any provision of law, to terminate such right, power, franchise, grant, license or permit or to purchase, condemn, expropriate or recapture or to designate a purchaser of any of the property of a Person;

(l)                                     rights reserved to or vested in any Governmental Authority to control, regulate or use any property of a Person;

(m)                               rights of a common owner of any interest in property held by a Person and such common owner as tenants in common or through other common ownership;

(n)                                 encumbrances (other than to secure the payment of Indebtedness), easements, restrictions, servitudes, permits, conditions, covenants, exceptions or reservations in any property or rights-of-way of a Person for the purpose of roads, pipelines, transmission lines, transportation lines, distribution lines, removal of gas, oil, coal, metals, steam, minerals, timber or other natural resources, and other like purposes, or for the joint or common use of real property, rights-of-way, facilities or equipment, or defects, irregularity and deficiencies in title of any property or rights-of-way;

(o)                                 Liens created by or resulting from zoning, planning and environmental laws and ordinances and municipal regulations;

(p)                                 Liens created or evidenced by or resulting from financing statements filed by lessors of property (but only with respect to the property so leased);

(q)                                 Liens on property securing Non-recourse Debt;

(r)                                    Liens on the stock or assets of SPVs;

(s)                                  other Liens created in connection with securitization programs, if any, of the Borrower, Holdings and the other Members of the Consolidated Group;

(t)                                    Liens securing Indebtedness or other obligations (i) of the Borrower in favor of any wholly owned Subsidiary of the Borrower, (ii) of any wholly owned Subsidiary of the Borrower in favor of the Borrower or another wholly owned Subsidiary of the Borrower, (iii) of any wholly owned Subsidiary of Holdings in favor of Holdings or another wholly owned Subsidiary of Holdings, or (iv) of Holdings in favor of any wholly owned Subsidiary of Holdings; and

(u)                                 Liens (not otherwise permitted by this Section 6.11) securing Indebtedness (or other obligations) not exceeding at the time of incurrence thereof (together with all such other Liens securing Indebtedness (or other obligations) outstanding pursuant to this clause (u) at such time) ten percent (10%) of Consolidated Tangible Net Worth.

Section 6.12                                Subsidiary Indebtedness.  Neither the Borrower nor Holdings shall permit any other Members of the Consolidated Group (other than Holdings or the Borrower) to incur, assume or suffer to exist any Indebtedness, except:

(a)                                  existing Indebtedness outstanding on the Effective Date (such Indebtedness, to the extent the principal amount thereof is $50,000,000 (or, if denominated in a currency other than U.S. Dollars, the Dollar Equivalent of $50,000,000) or more, being described on Schedule 5.15 attached hereto), and any subsequent extensions, renewals or refinancings thereof (i) so long as such Indebtedness is not increased in amount (other than amounts incurred to pay costs of such extension, renewal or refinancing), the scheduled maturity date thereof is not shortened (except to the extent such shortened maturity date is subsequent to the Maturity Date), any scheduled amortization of principal thereunder prior to the Maturity Date is not shortened, the interest rate per annum applicable thereto is not increased above the then prevailing market rates of interest for similar Indebtedness, and the payments thereunder prior to the Maturity Date are not increased, or (ii) such extensions, renewals or refinancings are otherwise expressly permitted by, and are effected pursuant to, another clause in this Section 6.12 (other than clause (k) hereof);

(b)                                 Indebtedness under the Credit Documents;

(c)                                  intercompany loans and advances to the Borrower or other Members of the Consolidated Group, and intercompany loans and advances from any of such other Members of the Consolidated Group or SPVs to the Borrower or any other Members of the Consolidated Group;

(d)                                 Indebtedness under any Interest Rate Protection Agreements and any Currency Rate Protection Agreements;

(e)                                  Indebtedness (i) under unsecured lines of credit for overdrafts or for working capital purposes in foreign countries with financial institutions, and (ii) arising from the honoring by a bank or other Person of a check, draft or similar instrument inadvertently drawing against insufficient funds, all such Indebtedness not to exceed the Dollar Equivalent of $300,000,000 in the aggregate at any time outstanding, provided that amounts under overdraft lines of credit or outstanding as a result of drawings against insufficient funds shall be outstanding for one (1) Business Day before being included in such aggregate amount;

(f)                                    Indebtedness of a Person existing at the time such Person becomes a Member of the Consolidated Group or is merged, consolidated or amalgamated with or into the Borrower or any other Member of the Consolidated Group and not incurred in contemplation of such transaction, and extensions, renewals or refinancings thereof that do not increase the amount of such Indebtedness (other than amounts included to pay costs of such extension, renewal or refinancing);

(g)                                 Indebtedness (i) under Performance Guaranties and Performance Letters of Credit, and (ii) with respect to letters of credit issued in the ordinary course of business;

(h)                                 Indebtedness created in connection with securitization programs, if any;

(i)                                     Indebtedness (not otherwise permitted under any other clause of this Section 6.12) in an aggregate principal amount outstanding for all Subsidiaries not exceeding at the time of incurrence thereof (together with all such other Indebtedness outstanding pursuant to this clause (i) at such time) ten percent (10%) of Consolidated Net Assets (the “Subsidiary Debt Basket Amount”);

(j)                                     other Indebtedness of a Subsidiary not otherwise permitted under any other clause of this Section 6.12 so long as such Subsidiary has in force a Subsidiary Guaranty in substantially the form of Exhibit 6.12, provided that such Subsidiary Guaranty shall contain a provision that such Subsidiary Guaranty and all obligations thereunder of such Subsidiary shall be terminated upon delivery to the Administrative Agent by the Borrower of a certificate stating that (x) the aggregate principal amount of Indebtedness of all Subsidiaries outstanding pursuant to the preceding clause (i) and this clause (j) is equal to or less than the Subsidiary Debt Basket Amount, and (y) no Default or Event of Default has occurred and is continuing; and

(k)                                  extensions, renewals or replacements of Indebtedness permitted by clauses (b) through (j) of this Section 6.12 that do not increase the amount of such Indebtedness (other than amounts incurred to pay costs of such extension, renewal or refinancing).

Section 6.13                                Use of Property and Facilities; Environmental Laws.  Each of the Borrower, Holdings, and the other Members of the Consolidated Group shall comply in all material respects with all Environmental Laws applicable to or affecting the properties or business operations of the Borrower, Holdings, or any other Member of the Consolidated Group, where the failure to comply could reasonably be expected to have a Material Adverse Effect.

Section 6.14                                Transactions with Affiliates.  Except as otherwise specifically permitted herein, the Borrower, Holdings, and the other Members of the Consolidated Group shall not (except pursuant to contracts and agreements outstanding as of (i) with respect to the Borrower and Holdings, the Effective Date, or (ii) with respect to any other Member of the Consolidated Group, the Effective Date or, if later, the date such Person first became a Member of the Consolidated Group; including, without limitation, any Plans or related trusts), enter into or engage in any material transaction or arrangement or series of related transactions or arrangements which in the aggregate would be material with any Affiliate (other than the Borrower, Holdings, or any other Member of the Consolidated Group), including without limitation, the purchase from, sale to or exchange of property with, any merger, consolidation or amalgamation with or into, or the rendering of any service by or for, any Affiliate (other than the Borrower, Holdings, or any other Member of the Consolidated Group), unless such transaction or arrangement or series of related transactions or arrangements are in the ordinary course of business and, taken as a whole, are no less favorable to the Borrower, Holdings, or such other Member of the Consolidated Group than would be obtained in an arms’ length transaction with a Person not an Affiliate (other than the Borrower, Holdings, or any other Member of the Consolidated Group).  Notwithstanding the foregoing, the following items will not be prohibited by the provisions of this covenant: (a) the declaration or making any lawful dividend or distribution; (b) investments in and other transactions with Affiliates that are joint ventures whose operations are managed or controlled by a Member of the Consolidated Group, where such investments or other transactions are made or effected on customary terms pursuant to the requirements of the business of the Consolidated Group and applicable law; and (c) amendments, extensions, replacements and other modifications of transactions with Affiliates otherwise permitted by this Agreement, provided that such amendments, extensions, replacements or other modifications, taken as a whole, are no less favorable in any material respect to the Consolidated Group than the transaction or transactions being amended, extended, replaced or modified.

Section 6.15                                Sale and Leaseback Transactions.  Neither the Borrower nor Holdings will, or will permit any of its Subsidiaries to, enter into, assume, or suffer to exist any Sale-Leaseback Transaction, except any such transaction that may be entered into, assumed or suffered to exist without violating any other provision of this Agreement, including without limitation, Sections 6.11, 6.12 and 6.17.

Section 6.16                                Compliance with Laws.  Without limiting any of the other covenants in this Article 6, the Borrower, Holdings, and the other Members of the Consolidated Group shall (i) conduct their business, and otherwise be, in compliance with all applicable laws, regulations, ordinances and orders of any governmental or judicial authorities; provided, however, that this Section 6.16 shall not require the Borrower, Holdings, or any other Member of the Consolidated Group to comply with any such law, regulation, ordinance or order if (x) it shall be contesting such law, regulation, ordinance or order in good faith by appropriate proceedings and reserves in conformity with GAAP have been provided therefor, or (y) the failure to comply therewith could not reasonably be expected to have a Material Adverse Effect, and (ii) comply in all material respects with any obligations that it may have under the Patriot Act, all laws and executive orders administered by OFAC, and all regulations promulgated and executive orders having the force of law issued pursuant thereto, and all comparable laws, regulations and orders of any Governmental Authority of the European Union or of the United Nations, as the same may be amended or supplemented from time to time (collectively, “AML and Anti-Terrorist Acts”).  In the event that the Borrower or Holdings becomes aware that it or any of its Subsidiaries is not in compliance in any material respect with any applicable AML and Anti-Terrorist Acts, the Borrower shall promptly notify the Administrative Agent and diligently take all actions required thereunder to become compliant.

Section 6.17                                Indebtedness to Total Tangible Capitalization Ratio.  The Consolidated Group will maintain, as of the end of each fiscal quarter of Holdings ending on or after September 30, 2011, a ratio of Consolidated Indebtedness as at the end of such fiscal quarter to Total Tangible Capitalization as at the end of such fiscal quarter of no greater than 0.60:1.00.

ARTICLE 7    EVENTS OF DEFAULT AND REMEDIES.

Section 7.1                                      Events of Default.  Any one or more of the following shall constitute an Event of Default:

(a)                                  default by the Borrower in the payment of (i) any principal amount of any Loan when due, or (ii) any Reimbursement Obligation or interest due in respect of the principal amount of any Loan or any fees or other amounts payable hereunder within three (3) Business Days following the date when due;

(b)                                 default in the observance or performance of any covenant set forth in Section 6.10, 6.11, or 6.17;

(c)                                  default by the Borrower, Holdings, or any other Loan Party in the observance or performance of any provision hereof or of any other Credit Document not mentioned in clauses (a) or (b) above, which is not remedied within thirty (30) days after notice thereof to the Borrower by the Administrative Agent;

(d)                                 any representation or warranty made or deemed made herein, in any other Credit Document, or in any certificates delivered pursuant to Section 6.6(b), by the Borrower, Holdings, or any other Loan Party proves untrue in any material respect as of the date of the making, or deemed making, thereof;

(e)                                  (x) Indebtedness in the aggregate principal amount of the Dollar Equivalent of $125,000,000 of the Borrower, Holdings, and other Members of the Consolidated Group owed to any Person that is not a Member of the Consolidated Group (“Material Indebtedness”) shall (i) not be paid at maturity (beyond any applicable grace periods), or (ii) be declared to be due and payable or required to be prepaid, redeemed or repurchased prior to its stated maturity, or (y) any default in respect of Material Indebtedness shall occur which permits the holders thereof, or any trustees or agents on their behalf, to accelerate the maturity of such Indebtedness or requires such Indebtedness to be prepaid, redeemed, or repurchased prior to its stated maturity;

(f)                                    the Borrower, Holdings, or any Significant Subsidiary (i) has entered involuntarily against it an order for relief under the United States Bankruptcy Code or a comparable action is taken under any bankruptcy or insolvency law of another country or political subdivision of such country, (ii) generally does not pay, or admits its inability generally to pay, its debts as they become due, (iii) makes a general assignment for the benefit of creditors, (iv) applies for, seeks, consents to, or acquiesces in, the appointment of a receiver, custodian, trustee, liquidator or similar official for it or any substantial part of its property under the United States Bankruptcy Code or under the bankruptcy or insolvency laws of another country or a political subdivision of such country, (v) institutes any proceeding seeking to have entered against it an order for relief under the United States Bankruptcy Code or any comparable law, to adjudicate it insolvent, or seeking dissolution, winding up, liquidation, reorganization, arrangement, adjustment or composition of it or its debts under any law relating to bankruptcy, insolvency or reorganization or relief of debtors or fails to file an answer or other pleading denying the material allegations of or consents to or acquiesces in any such proceeding filed against it, (vi) makes any board of directors resolution in direct furtherance of any matter described in clauses (i)-(v) above, or (vii) fails to contest in good faith any appointment or proceeding described in this Section 7.1(f);

(g)                                 a custodian, receiver, trustee, liquidator or similar official is appointed for the Borrower, Holdings or any Significant Subsidiary, or any substantial part of its property under the United States Bankruptcy Code or under the bankruptcy or insolvency laws of another country or a political subdivision of such country, or a proceeding described in Section 7.1(f)(v) is instituted against the Borrower, Holdings or any Significant Subsidiary, and such appointment continues undischarged or such proceeding continues undismissed and unstayed for a period of sixty (60) days (or one hundred twenty (120) days in the case of any such event occurring outside the United States of America);

(h)                                 the Borrower, Holdings and any other Members of the Consolidated Group fail within thirty (30) days with respect to any judgments or court orders that are rendered in the United States or sixty (60) days with respect to any judgments or court orders that are rendered in foreign jurisdictions (or such earlier date as any execution on such judgments or orders shall take place) to vacate, pay, bond or otherwise discharge any judgments or orders for the payment of money the uninsured portion of which is in excess of the Dollar Equivalent of $125,000,000 in the aggregate and which are not stayed on appeal or otherwise being appropriately contested in good faith in a manner that stays execution;

(i)                                     (x) the Borrower, Holdings or any other Member of the Consolidated Group fails to pay when due an amount that it is liable to pay to the PBGC or to a Plan under Title IV of ERISA; or a notice of intent to terminate a Plan having Unfunded Vested Liabilities of the Borrower, Holdings, or any other Members of the Consolidated Group in excess of the Dollar Equivalent of $125,000,000 (a “Material Plan”) is filed under Title IV of ERISA; or the PBGC institutes proceedings under Title IV of ERISA to terminate or to cause a trustee to be appointed to administer any Material Plan or a proceeding is instituted by a fiduciary of any Material Plan against the Borrower, Holdings, or other Members of the Consolidated Group to collect any liability under Section 515 or 4219(c)(5) of ERISA, and in each case such proceeding is not dismissed within thirty (30) days thereafter; or a condition exists by reason of which the PBGC would be entitled to obtain a decree adjudicating that any Material Plan must be terminated, and (y) the occurrence of one or more of the matters in the preceding clause (x) could reasonably be expected to result in liabilities to the Borrower, Holdings or any other Member of the Consolidated Group in excess of the Dollar Equivalent of $125,000,000;

(j)                                     (i) any Person or group of persons acting in concert (as such terms are used in Rule 13d-5 under the Securities and Exchange Act) acquires shares representing 50% or more of voting power of Holdings’ registered shares, or (ii) Holdings fails to own, directly or indirectly, all of the issued and outstanding ordinary shares of the Borrower except as part of a Redomestication Transaction expressly permitted pursuant to Section 6.10; or

(k)                                  the obligations of Holdings pursuant to the Holdings Guaranty or of any Subsidiary Guarantor pursuant to any Subsidiary Guaranty ceases for any reason (other than, with respect to any Subsidiary Guarantor, as expressly permitted under this Agreement) to be in full force and effect, or the Borrower, Holdings, or any other Loan Party shall so assert.

Section 7.2                                      Non-Bankruptcy Defaults.  When any Event of Default (other than those described in subsections (f) or (g) of Section 7.1 with respect to the Borrower or Holdings) has occurred and is continuing, the Administrative Agent shall, by notice to the Borrower: (a) if so directed by the Required Lenders, or may with the consent of the Required Lenders, terminate the remaining Commitments to the Borrower hereunder on the date stated in such notice (which may be the date thereof); (b) if so directed by the Required Lenders, or may with the consent of the Required Lenders, declare the principal of and the accrued interest on all outstanding Loans to be forthwith due and payable and thereupon all outstanding Loans, including both principal and interest thereon, shall be and become immediately due and payable together with all other accrued amounts payable under the Credit Documents without further demand, presentment, protest or notice of any kind, including, but not limited to, notice of intent to accelerate and notice of acceleration, each of which is expressly waived by the Borrower and Holdings; and (c) if so directed by the Required Lenders, or may with the consent of the Required Lenders, demand that the Borrower immediately pay to the Administrative Agent (to be held by the Administrative Agent pursuant to Section 7.4) in cash the full amount then available for drawing under each outstanding Letter of Credit, and the Borrower agrees to immediately make such payment and acknowledges and agrees that the Lenders, the Issuing Banks and the Administrative Agent would not have an adequate remedy at law for failure by the Borrower to honor any such demand and that the Administrative Agent, for the benefit of the Lenders and the Issuing Banks, shall have the right to require the Borrower to specifically perform such undertaking whether or not any drawings or other demands for payment have been made under any Letter of Credit.  The Administrative Agent, after giving notice to the Borrower pursuant to this Section 7.2, shall also promptly send a copy of such notice to the other Lenders and the Issuing Banks, but the failure to do so shall not impair or annul the effect of such notice.

Section 7.3                                      Bankruptcy Defaults.  When any Event of Default described in subsections (f) or (g) of Section 7.1 has occurred and is continuing with respect to the Borrower or Holdings, then all outstanding Loans shall immediately become due and payable together with all other accrued amounts payable under the Credit Documents without presentment, demand, protest or notice of any kind, each of which is expressly waived by the Borrower; and all obligations of the Lenders and the Issuing Banks to extend further credit pursuant to any of the terms hereof shall immediately terminate and the Borrower shall immediately pay to the Administrative Agent (to be held by the Administrative Agent pursuant to Section 7.4) in cash the full amount then available for drawing under all outstanding Letters of Credit, the Borrower acknowledging that the Lenders, the Issuing Banks, and the Administrative Agent would not have an adequate remedy at law for failure by the Borrower to honor any such demand and that the Lenders, the Issuing Banks, and the Administrative Agent shall have the right to require the Borrower to specifically perform such undertaking whether or not any drawings or other demands for payment have been made under any of the Letters of Credit.

Section 7.4                                      Cash Collateral.

(a)                                  If the prepayment of the amount available for drawing under any or all outstanding Letters of Credit is required under Section 7.2 or 7.3, or if Cash Collateral is required to be provided by the Borrower pursuant to Section 2.14 or Section 6.9(d), the Borrower shall forthwith pay in cash the amount required to be so prepaid or provided, to be held by the Administrative Agent, in its capacity as Collateral Agent, as provided in Section 7.4(b).  The Borrower hereby grants to the Administrative Agent for the benefit of the Issuing Banks, the Lenders and the Administrative Agent, and agrees to maintain, a first priority security interest in all such Cash Collateral as security for the L/C Obligations and other Collateralized Obligations, to be applied pursuant to Section 7.4(b).  If at any time the Administrative Agent determines that Cash Collateral is subject to any right or claim of any Person other than the Administrative Agent and the Issuing Banks as herein provided, or that the total amount of such Cash Collateral is less than the amount required hereunder, the Borrower will, promptly upon demand by the Administrative Agent, pay or provide to the Administrative Agent additional Cash Collateral in an amount sufficient to eliminate such deficiency.

(b)                                 All amounts prepaid or provided pursuant to Section 7.4(a) shall be held by the Administrative Agent, in its capacity as Collateral Agent, in a separate collateral account (such account, and the credit balances, properties and any investments from time to time held therein, and any substitutions for such account, any certificate of deposit or other instrument evidencing any of the foregoing and all proceeds of and earnings on any of the foregoing, being collectively called the

“Collateral Account”) as security for, and for application to, the reimbursement of any drawing under any Letter of Credit then or thereafter paid by any Issuing Bank, and, with respect to other amounts prepaid as required under Section 7.2 or 7.3, to the payment of the unpaid balance of any Loans and all other due and unpaid Obligations (collectively, the “Collateralized Obligations”).  The Collateral Account shall be held in the name of and subject to the exclusive dominion and control of the Administrative Agent, in its capacity as Collateral Agent, for the benefit of the Issuing Banks, the Administrative Agent, and the Lenders, as pledgee hereunder.  If and when requested by the Borrower, the Collateral Agent shall invest and reinvest funds held in the Collateral Account from time to time in Cash Equivalents specified from time to time by the Borrower, provided that (i) interest earned on such investments shall accumulate as part of the Cash Collateral and be retained in the Collateral Account, (ii) other than interest earned on such investments, such Cash Collateral shall not otherwise bear interest, and (iii) the Collateral Agent is irrevocably authorized to sell on market terms any investments held in the Collateral Account when and as required to make payments out of the Collateral Account for application to Collateralized Obligations due and owing from the Borrower to any Issuing Bank, the Administrative Agent, or any Lender.  With respect to amounts prepaid by the Borrower as required under Section 7.2 or 7.3, when and if (A) (i) the Borrower shall have made payment of all Collateralized Obligations then due and payable, and (ii) all relevant preference or other disgorgement periods relating to the receipt of such payments have passed, or (B) no Default or Event of Default shall be continuing, the Collateral Agent shall repay to the Borrower any remaining amounts and assets held in the Collateral Account, provided that if the Collateral Account is being released pursuant to clause (A) and any Letter of Credit then remains outstanding, the Borrower, prior to or contemporaneously with such release, shall make arrangements with respect to such outstanding Letters of Credit in the manner described in the first sentence of this Section 7.4(b).  With respect to amounts provided by the Borrower pursuant to the Cash Collateralization requirements of Section 2.14, when and if the Lender or Lenders that were or became the Defaulting Lender or Lenders causing the Cash Collateralization requirements of Section 2.14 to be applicable shall cease to be a Defaulting Lender or Lenders as provided herein, then the Collateral Agent shall release and deliver such Cash Collateral amount or applicable portion thereof upon the written request of the Borrower.  In addition, if the aggregate amount on deposit with the Collateral Agent representing amounts prepaid pursuant to Section 7.2 or 7.3 exceeds the Collateralized Obligations then existing, then the Collateral Agent shall release and deliver such excess amount upon the written request of the Borrower.

Section 7.5                                      Notice of Default.  The Administrative Agent shall give notice to the Borrower under Section 7.2 promptly upon being requested to do so by the Required Lenders and shall thereupon notify all the Lenders thereof.

Section 7.6                                      Expenses.  The Borrower agrees to pay to the Administrative Agent, each Issuing Bank, and each Lender all reasonable out-of-pocket expenses incurred or paid by the Administrative Agent, such Issuing Bank, or such Lender, including reasonable attorneys’ fees and court costs, in connection with any Event of Default or the enforcement of any of the Credit Documents.

Section 7.7                                      Distribution and Application of Proceeds.  After the occurrence of and during the continuance of an Event of Default, any payment to the Administrative Agent, any Issuing Bank, or any Lender hereunder or from the proceeds of the Collateral Account or otherwise shall be paid to the Administrative Agent to be distributed and applied as follows (unless otherwise agreed by the Borrower, the Administrative Agent, the Issuing Banks, and all Lenders):

(a)                                  First, to the payment of any and all reasonable out-of-pocket costs and expenses of the Administrative Agent, including without limitation, reasonable attorneys’ fees and out-of-pocket costs and expenses, as provided by this Agreement or by any other Credit Document, incurred in connection with the collection of such payment or in respect of the enforcement of any rights of the Administrative Agent, the Issuing Banks, or the Lenders under this Agreement or any other Credit Document;

(b)                                 Second, to the payment of any and all reasonable out-of-pocket costs and expenses of the Issuing Banks and the Lenders, including, without limitation, reasonable attorneys’ fees and out-of-pocket costs and expenses, as provided by this Agreement or by any other Credit Document, incurred in connection with the collection of such payment or in respect of the enforcement of any rights of the Lenders or the Issuing Banks under this Agreement or any other Credit Document, pro rata in the proportion in which the amount of such costs and expenses unpaid to each Lender or each Issuing Bank bears to the aggregate amount of the costs and expenses unpaid to all Lenders and the Issuing Banks collectively, until all such fees, costs and expenses have been paid in full;

(c)                                  Third, to the payment of any due and unpaid fees to the Administrative Agent or any Lender or Issuing Bank as provided by this Agreement or any other Credit Document, pro rata in the proportion in which the amount of such fees due and unpaid to the Administrative Agent and each Lender and Issuing Bank bears to the aggregate amount of the fees due and unpaid to the Administrative Agent and all Lenders and Issuing Banks collectively, until all such fees have been paid in full;

(d)                                 Fourth, to the payment of accrued and unpaid interest on the Loans or the Reimbursement Obligations to the date of such application, pro rata in the proportion in which the amount of such interest, accrued and unpaid to each Lender or each Issuing Bank bears to the aggregate amount of such interest accrued and unpaid to all Lenders and the Issuing Banks collectively, until all such accrued and unpaid interest has been paid in full;

(e)                                  Fifth, to the payment of the outstanding due and payable principal amount of each of the Loans and the amount of the outstanding Reimbursement Obligations (reserving Cash Collateral for all undrawn face amounts of any outstanding Letters of Credit (if Section 7.4(a) has not previously been complied with)), pro rata in the proportion in which the outstanding principal amount of such Loans and the amount of such outstanding Reimbursement Obligations owing to each Lender and Issuing Bank, together (if Section 7.4(a) has not been complied with) with the undrawn face amounts of such outstanding Letters of Credit, bears to the aggregate amount of all outstanding Loans, outstanding Reimbursement Obligations and (if Section 7.4(a) has not been complied with) the undrawn face amounts of all outstanding Letters of Credit.  In the event that any such Letters of Credit, or any portions thereof, expire without being drawn, any Cash Collateral therefor shall not be distributed by the Administrative Agent until the principal amount of all Loans and Reimbursement Obligations shall have been paid in full;

(f)                                    Sixth, to the payment of any other outstanding Obligations then due and payable, pro rata in the proportion in which the outstanding Obligations owing to each Lender, Issuing Bank and the Administrative Agent bears to the aggregate amount of all such Obligations until all such Obligations have been paid in full; and

(g)                                 Seventh, to the Borrower or as the Borrower may direct.

ARTICLE 8    CHANGE IN CIRCUMSTANCES.

Section 8.1                                      Illegality.

(a)                                  Notwithstanding any other provisions of this Agreement or any Note, if at any time any Change in Law shall occur that makes it unlawful for any Lender to make or maintain Eurocurrency Loans or to fund any Loans in any Alternative Currency or the Issuing Bank to issue, extend the expiration date of, or increase the amount of any Letter of Credit or to provide payment thereunder in any Alternative Currency, such Lender or Issuing Bank, as the case may be, shall promptly give written notice thereof and of the basis therefor in reasonable detail to the Borrower, and such Lender’s or Issuing Bank’s obligations to fund affected Eurocurrency Loans or make, continue or convert such Loans under this Agreement, or to issue, extend the expiration date of, or increase the amount of any such Letters of Credit, as the case may be, shall thereupon be suspended until it is no longer unlawful for such Lender to make or maintain such Loans or issue, extend or increase such Letters of Credit.

(b)                                 Upon the giving of the notice to the Borrower referred to in Section 8.1(a) in respect of any such Loan, and provided the Borrower shall not have prepaid such Loan pursuant to Section 2.9, (i) any outstanding amount of such Loan of such Lender shall be automatically converted to a Base Rate Loan in Dollars on the last day of the Interest Period then applicable thereto or on such earlier date as required by law, and (ii) such Lender shall make or continue its portion of any requested Borrowing of such Loan as a Base Rate Loan in U.S. Dollars, which Base Rate Loan shall, for all other purposes, be considered part of such Borrowing.

(c)                                  Any Lender or Issuing Bank that has given any notice pursuant to Section 8.1(a) shall, upon determining that it would no longer be unlawful for it to make such Loans or issue, extend the expiration date of, or increase the amount of such Letters of Credit, give prompt written notice thereof to the Borrower and the Administrative Agent, and upon giving such notice, its obligation to make, allow conversions into and maintain such Loans or issue, extend or increase such Letters of Credit shall be reinstated.

Section 8.2                                      Unavailability of Deposits or Inability to Ascertain LIBOR Rate.  If on or before the first day of any Interest Period for any Borrowing of Eurocurrency Loans the Administrative Agent determines in good faith (after consultation with the other Lenders) that, due to any Change in Law or any other changes in circumstances in the applicable interbank markets since the date hereof, adequate and fair means do not exist for determining the LIBOR Rate (including without limitation, the unavailability of matching deposits in the applicable currency) or such rate will not accurately reflect the cost to the Required Lenders of funding Eurocurrency Loans in the applicable currency for such Interest Period, the Administrative Agent shall give written notice (in reasonable detail) of such determination and of the basis therefor to the Borrower and the Lenders, whereupon until the Administrative Agent notifies the Borrower and Lenders that the circumstances giving rise to such suspension no longer exist (which the Administrative Agent shall do promptly after they do not exist), (i) the obligations of the Lenders to fund Loans in any Alternative Currencies, as the case may be, or to make, continue or convert Loans as or into such Eurocurrency Loans, or to convert Base Rate Loans into such Eurocurrency Loans, shall be suspended and (ii) each Eurocurrency Loan will automatically on the last day of the then existing Interest Period therefor, convert into a Base Rate Loan in U.S. Dollars.

Section 8.3                                      Increased Costs and Reduced Return.

(a)                                  If any Change in Law:

(i)                                     subjects any Lender or Issuing Bank (or its Applicable Lending Office) to any Tax (other than (A) Indemnified Taxes, (B) Taxes described in clauses (b) through (d) of the definition of Excluded Taxes and (C) Connection Income Taxes) on its Loans, Letters of Credit, Commitments, or other obligations under the Credit Documents, or its deposits, reserves, other liabilities or capital attributable thereto; or

(ii)                                  imposes, modifies or deems applicable any reserve, special deposit, compulsory loan, insurance charge or similar requirement (including, without limitation, any such requirement imposed by the Board of Governors of the Federal Reserve System, but excluding for any Loan any such requirement included in an applicable Statutory Reserve Rate) against assets of, deposits with or for the account of, or credit extended by, any Lender or Issuing Bank (or its Applicable Lending Office) or imposes on any Lender or Issuing Bank (or its Applicable Lending Office) or on the London interbank market any other condition, cost or expense (other than Taxes) affecting its Loans, Letters of Credit, any Reimbursement Obligations owed to it, or its participation in any thereof, or its obligation to advance or maintain Loans, or to issue, extend the expiration date of, or increase the amount of Letters of Credit or participate in any thereof;

and the result of any of the foregoing is to increase the cost to such Lender or Issuing Bank (or its Applicable Lending Office) of advancing, continuing, converting, or maintaining any Loan, or maintaining its obligation to make any such Loan, or issuing or maintaining a Letter of Credit or participating therein (or maintaining its obligation to issue, extend the expiration date of, increase the amount of or participate in any Letter of Credit), or to reduce the amount of any sum received or receivable by such Lender or Issuing Bank (or its Applicable Lending Office) in connection therewith under this Agreement or any other Credit Document, then, subject to Section 8.3(d), from time to time, within ten (10) days after receipt of a certificate from such Lender or Issuing Bank (with a copy to the Administrative Agent) pursuant to Section 8.3(d) setting forth in reasonable detail such determination and the basis thereof, the Borrower shall be obligated to pay to such Lender or Issuing Bank such additional amount or amounts as will compensate such Lender or Issuing Bank for such increased costs or reductions suffered.

(b)                                 If the Administrative Agent or any Lender or Issuing Bank shall have determined that any Change in Law affecting the Administrative Agent or such Lender or Issuing Bank, or its Applicable Lending Office, regarding liquidity or capital adequacy, has or would have the effect of reducing the rate of return on such Lender’s or Issuing Bank’s capital, or on the capital of any Person controlling such Lender or Issuing Bank, as a consequence of its obligations hereunder to a level below that which such Lender or Issuing Bank could have achieved but for such Change in Law (taking into consideration such Lender’s or Issuing Bank’s or its controlling Person’s policies with respect to capital adequacy in effect immediately before such Change in Law or compliance) then, subject to Section 8.3(d), from time to time, within ten (10) days after its receipt of a certificate from such Lender or Issuing Bank (with a copy to the Administrative Agent) pursuant to Section 8.3(d) setting forth in reasonable detail such determination and the basis thereof, the Borrower shall pay to such Lender or Issuing Bank such additional amount or amounts as will compensate such Lender or Issuing Bank for such reductions suffered.

(c)                                  If the cost to any Lender of making or maintaining any Loan to, or participating in any Letter of Credit issued for the account of or made to, the Borrower is increased (or the amount of any sum received or receivable by any Lender (or its Applicable Lending Office) is reduced) by an amount deemed by such Lender to be material, by reason of the fact that the Borrower is incorporated in, or conducts business in, a jurisdiction other than the United States of America, the Cayman Islands, or other Specified Jurisdictions, the Borrower shall, subject to Section 8.3(d), indemnify such Lender for such increased cost or reduction within 15 days after demand by such Lender (with a copy to the Administrative Agent).  A certificate of such Lender claiming compensation under this Section 8.3(c) and setting forth the additional amount or amounts to be paid to it hereunder (and the basis for the calculation of such amount or amounts) shall be conclusive in the absence of manifest error.  Notwithstanding the foregoing, no Lender shall be entitled to compensation under this Section 8.3(c) to the extent the increased costs for which such Lender is claiming compensation have been or are being incurred at the time such Lender becomes a party to this Agreement, except to the extent that such Lender’s assignor was entitled immediately prior to the assignment to such Lender to receive compensation with respect to such increased costs pursuant to this Section 8.3(c).  The foregoing provisions shall not apply to Taxes on payments by any Loan Party hereunder, which shall be governed solely by Section 3.3.

(d)                                 The Administrative Agent and each Lender and Issuing Bank that determines to seek compensation or additional interest under this Section 8.3 or Section 2.15 shall give written notice to the Borrower and, in the case of a Lender or Issuing Bank other than the Administrative Agent, the Administrative Agent, of the circumstances that entitle the Administrative Agent or such Lender or Issuing Bank to such compensation no later than one hundred eighty (180) days after the Administrative Agent or such Lender or Issuing Bank receives actual notice or obtains actual knowledge of the law, rule, order or interpretation or occurrence of another event giving rise to a claim hereunder.  In any event the Borrower shall not have any obligation to pay any amount with respect to claims accruing prior to the 180th day preceding such written demand, except if the law, rule, order or interpretation giving rise to such request for compensation has retroactive effect, such one hundred eighty (180) day period shall be extended to include such retroactive period.  The Administrative Agent and each Lender and Issuing Bank shall use reasonable efforts to avoid the need for, or reduce the amount of, such compensation, additional interest, and any payment under Section 3.3, including, without limitation, the designation of a different Applicable Lending Office, if such action or designation will not, in the sole judgment of the Administrative Agent or such Lender or Issuing Bank made in good faith, be otherwise disadvantageous to it; provided that (i) the foregoing shall not in any way affect the rights of any Lender or Issuing Bank or the obligations of the Borrower under this Section 8.3 or Section 2.15, (ii) no Lender or Issuing Bank shall be obligated to make its Eurocurrency Loans hereunder or fund any amount due in respect of a Letter of Credit at any office located in the United States of America, and (iii) the Borrower shall pay the Lender’s reasonable costs and expenses incurred in connection with any such designation of a different Applicable Lending Office.  A certificate of the Administrative Agent or any Lender or Issuing Bank, as applicable, claiming compensation or additional interest under this Section 8.3 or Section 2.15, and setting forth the additional amount or amounts to be paid to it hereunder and accompanied by a statement prepared by the Administrative Agent or such Lender or Issuing Bank, as applicable, describing in reasonable detail the calculations thereof, shall be conclusive absent manifest error.  In determining such amount, such Lender or Issuing Bank may use any reasonable averaging and attribution methods.

Section 8.4                                      Lending Offices.  The Administrative Agent and each Lender and Issuing Bank may, at its option, elect to make or maintain its Loans and issue its Letters of Credit hereunder at its Applicable Lending Office for each type and/or currency of Loan or Letter of Credit available hereunder or at such other of its branches, offices or affiliates as it may from time to time elect and designate in a written notice to the Borrower and the Administrative Agent, provided that, except in the case of any such transfer to another of its branches, offices or affiliates made at the request of the Borrower, the Borrower shall not be responsible for the costs arising under Section 3.3 or 8.3 resulting from any such transfer to the extent not otherwise applicable to such Lender or Issuing Bank prior to such transfer.

Section 8.5                                      Discretion of Lender as to Manner of Funding.  Subject to the other provisions of this Agreement, each Lender and Issuing Bank shall be entitled to fund and maintain its funding of all or any part of its Loans and Letters of Credit in any manner it sees fit.

Section 8.6                                      Substitution of Lender or Issuing Bank.  If (a) any Lender or Issuing Bank has demanded compensation or additional interest or given notice of its intention to demand compensation or additional interest under Section 8.3 or Section 2.15, (b) any Lender or Issuing Bank is unable to submit any form or certificate required under Section 3.3(g) or withdraws or cancels any previously submitted form with no substitution therefor, (c) any Lender or Issuing Bank gives notice of any Change in Law pursuant to Section 8.1, (d) any Lender or Issuing Bank has been declared insolvent or a receiver or conservator has been appointed for a material portion of its assets, business or properties or such Lender or Issuing Bank is otherwise a Defaulting Lender, (e) any Lender or Issuing Bank shall seek to avoid its obligation to make or maintain Loans or issue Letters of Credit hereunder for any reason, including, without limitation, reliance upon 12 U.S.C. § 1821(e) or (n)(1)(B), (f) any Taxes referred to in Section 3.3 or 10.3 have been levied or imposed (or the Borrower determines in good faith that there is a substantial likelihood that such Taxes will be levied or imposed) so as to require withholding or deductions by the Borrower or payment by the Borrower of additional amounts to any Lender or Issuing Bank, or other reimbursement or indemnification of any Lender or Issuing Bank, as a result thereof, (g) any Lender shall decline to consent to a modification or waiver of the terms of this Agreement or any other Credit Documents requested by the Borrower that has otherwise been approved by the Required Lenders, (h) any Lender is a Declining Lender or (i) any Issuing Bank gives notice pursuant to Section 2.12(a)(ii) that the issuance of the Letter of Credit would violate any legal or regulatory restriction then applicable to such Issuing Bank, then and in any such event, upon request from the Borrower delivered to such Lender or Issuing Bank, and the Administrative Agent, such Lender or Issuing Bank shall assign, in accordance with the provisions of Section 10.10(a) and an appropriately completed Assignment Agreement, all of its rights and obligations under the Credit Documents to another Lender or a commercial banking institution selected by the Borrower and (in the case of a commercial banking institution other than a Lender) reasonably satisfactory to the Administrative Agent, in consideration for the payments set forth in such Assignment Agreement and payment by the Borrower to such Lender of all other amounts which such Lender may be owed pursuant to this Agreement, including, without limitation, Sections 2.11, 2.15, 3.3, 8.3 and 10.13.  Notwithstanding the foregoing, a Lender or Issuing Bank shall not be required to make such assignment if (i) prior thereto, as a result of a waiver by such Lender or Issuing Bank or otherwise, the circumstances entitling the Borrower to request such assignment cease to apply, (ii) in the case of an assignment resulting from a Lender declining to consent as described in clause (g) of the preceding sentence, the applicable assignee shall not have consented to the applicable modification or waiver, (iii) in the case of an assignment resulting from a claim for payments or compensation by such Lender or Issuing Bank pursuant to Section 2.15, 3.3 or 8.3, such assignment will not result in a reduction in such payments or compensation, or (iv) such assignment conflicts with applicable law.

ARTICLE 9    THE AGENTS AND ISSUING BANKS.

Section 9.1                                      Appointment and Authorization of Agents.

(a)                                  Each Lender and Issuing Bank hereby appoints JPMorgan Chase Bank, N.A. as the Administrative Agent and the Collateral Agent under the Credit Documents and hereby authorizes the Administrative Agent and the Collateral Agent to take such actions on each of its behalf and to exercise such powers under the Credit Documents as are delegated to the Administrative Agent and the Collateral Agent by the terms thereof, together with such powers as are reasonably incidental thereto.  The provisions of this Article are solely for the benefit of the Administrative Agent and Collateral Agent, the Lenders and the Issuing Banks, and neither the Borrower nor any other Loan Party shall have rights as a third-party beneficiary of any of such provisions.  It is understood and agreed that the use of the term “agent” herein or in any other Credit Documents (or any other similar term) with reference to the Administrative Agent and Collateral Agent is not intended to connote any fiduciary or other implied (or express) obligations arising under agency doctrine of any applicable law.  Instead such term is used as a matter of market custom, and is intended to create or reflect only an administrative relationship between contracting parties.

(b)                                 None of the other Lenders appointed as one of the Other Agents shall have any duties, responsibilities, or obligations hereunder in such capacity.

Section 9.2                                      Rights and Powers.  The Administrative Agent, the Collateral Agent, and the Other Agents shall have the same rights and powers under the Credit Documents as any other Lender and may exercise or refrain from exercising such rights and power as though it were not the Administrative Agent, the Collateral Agent, or an Other Agent, and the Administrative Agent, the Collateral Agent, and the Other Agents and their respective Affiliates may accept deposits from, lend money to, and generally engage in any kind of business with the Borrower, Holdings, or any other Members of the Consolidated Group or their Affiliates as if it were not an Administrative Agent, Collateral Agent, or an Other Agent under the Credit Documents.  The term Lender as used in all Credit Documents, unless the context otherwise clearly requires, includes the Administrative Agent, the Collateral Agent, and the Other Agents in their respective individual capacities as a Lender.

Section 9.3                                      Actions by Administrative Agent and Collateral Agent.

(a)                                  The obligations of the Administrative Agent and the Collateral Agent under the Credit Documents are only those expressly set forth therein.  Without limiting the generality of the foregoing, the Administrative Agent:

(i)                                     shall not be subject to any fiduciary or other implied duties, regardless of whether a Default has occurred and is continuing; and

(ii)                                  shall not have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated hereby or by the other Credit Documents that the Administrative Agent is required to exercise as directed in writing by the Required Lenders (or such other number or percentage of the Lenders as shall be expressly provided for herein or in the other Credit Documents); provided that the Administrative Agent shall not be required to take any action that, in its opinion or the opinion of its counsel, may expose the Administrative Agent to liability or that is contrary to any Credit Document or applicable law, including for the avoidance of doubt any action that may be in violation of the automatic stay under any bankruptcy or other insolvency law or that may effect a forfeiture, modification or termination of property of a Defaulting Lender in violation of any bankruptcy or other insolvency law.

(b)                                 Unless and until the Required Lenders (or, if required by Section 10.11, all of the Lenders) give such direction (including, without limitation, the giving of a notice of Default as described in Section 7.1(c)), the Administrative Agent may, except as otherwise expressly provided herein or therein, take or refrain from taking such actions as it deems appropriate and in the best interest of all the Lenders.  Each of the Administrative Agent and the Collateral Agent shall in all cases be fully justified in failing or refusing to act hereunder or under any other Credit Document unless it first receives any further assurances of its indemnification from the Lenders that it may require, including prepayment of any related expenses and any other protection it requires against any and all costs, expenses, and liabilities it may incur in taking or continuing to take any such action.  The Administrative Agent shall be entitled to assume that no Default or Event of Default, other than non-payment of any scheduled principal or interest payment due hereunder, exists unless notified in writing to the contrary by a Lender or the Borrower.  In all cases in which the Credit Documents do not require the Administrative Agent or the Collateral Agent to take specific action, the Administrative Agent and the Collateral Agent shall be fully justified in using its discretion in failing to take or in taking any action thereunder.  Any instructions of the Required Lenders, or of any other group of Lenders called for under specific provisions of the Credit Documents, shall be binding on all the Lenders and holders of Notes.

Section 9.4                                      Consultation with Experts.  Each of the Administrative Agent and the Collateral Agent may consult with legal counsel, independent public accountants and other experts selected by it and shall not be liable for any action taken or omitted to be taken by it in good faith in accordance with the advice of such counsel, accountants or experts.

Section 9.5                                      Exculpatory Provisions; Credit Decisions.

(a)                                  Neither the Administrative Agent nor the Collateral Agent nor any of their Related Parties shall be liable for any action taken or not taken by them in connection with the Credit Documents (i) with the consent or at the request of the Required Lenders (or, if required by Section 10.11, all of the Lenders), or (ii) in the absence of their own gross negligence, bad faith, or willful misconduct as determined by a court of competent jurisdiction in a final and nonappealable judgment.  Neither the Administrative Agent nor the Collateral Agent nor any of their Related Parties shall be responsible for or have any duty to ascertain, inquire into or verify (i) any statement, warranty or representation made in connection with this Agreement, any other Credit Document or any Borrowing; (ii) the performance or observance of any of the covenants or agreements of the Borrower or any other Member of the Consolidated Group contained herein or in any other Credit Document; (iii) the satisfaction of any condition specified in Article 4, except receipt of items expressly required to be delivered to the Administrative Agent; or (iv) the validity, effectiveness, genuineness, enforceability, value, worth or collectability hereof or of any other Credit Document or of any other documents or writings furnished in connection with any Credit Document; and the Administrative Agent and the Collateral Agent make no representation of any kind or character with respect to any such matters mentioned in this sentence.  The Administrative Agent and the Collateral Agent may execute any of their duties under any of the Credit Documents by or through employees, agents, and attorneys-in-fact and shall not be answerable to the Lenders or any other Person for the default or misconduct of any such agents or attorneys-in-fact selected with reasonable care.  The Administrative Agent and the Collateral Agent shall not incur any liability by acting in reliance upon any notice, consent, certificate, other document or statement (whether written or oral) believed by it to be genuine or to be sent by the proper party or parties.  In particular and without limiting any of the foregoing, the Administrative Agent and the Collateral Agent shall have no responsibility for confirming the accuracy of any Compliance Certificate or other document or instrument received by any of them under the Credit Documents.  The Administrative Agent and the Collateral Agent may treat the payee of any Note as the holder thereof until written notice of transfer shall have been filed with such Administrative Agent signed by such payee in form satisfactory to such Administrative Agent.

(b)                                 Each Lender acknowledges that it has independently, and without reliance on the Administrative Agent, the Collateral Agent or any other Lender, obtained such information and made such investigations and inquiries regarding the Borrower, Holdings, and the other Members of the Consolidated Group as it deems appropriate, and based upon such information, investigations and inquiries, made its own credit analysis and decision to extend credit to the Borrower in the manner set forth in the Credit Documents.  It shall be the responsibility of each Lender to keep itself informed about the creditworthiness and business, properties, assets, liabilities, condition (financial or otherwise) and prospects of the Borrower, Holdings, and the other Members of the Consolidated Group, and the Administrative Agent and the Collateral Agent shall have no liability whatsoever to any Lender for such matters.  The Administrative Agent and the Collateral Agent shall have no duty to disclose to the Lenders information that is not expressly required by any Credit Document to be furnished to it and the Lenders by the Borrower, Holdings, or any other Members of the Consolidated Group at such time, but is voluntarily furnished to the Administrative Agent or Collateral Agent.

Section 9.6                                      Reliance by Administrative Agent.  The Administrative Agent shall be entitled to rely upon, and shall not incur any liability for relying upon, any notice, request, certificate, consent, statement, instrument, document or other writing (including any electronic message, Internet or intranet website posting or other distribution) believed by it to be genuine and to have been signed, sent or otherwise authenticated by the proper Person.  The Administrative Agent also may rely upon any statement made to it orally or by telephone and believed by it to have been made by the proper Person, and shall not incur any liability for relying thereon.  In determining compliance with any condition hereunder to the making of a Loan, or the issuance, extension, renewal or increase of a Letter of Credit, that by its terms must be fulfilled to the satisfaction of a Lender or an Issuing Bank, the Administrative Agent may presume that such condition is satisfactory to such Lender or Issuing Bank prior to the making of such Loan or the issuance of such Letter of Credit.

Section 9.7                                      Administrative Agent May File Proofs of Claim.  In case of the pendency of any proceeding in respect of any Bankruptcy Event or any other judicial proceeding relative to any Loan Party, the Administrative Agent (irrespective of whether the principal of any Loan or Reimbursement Obligation shall then be due and payable as herein expressed or by declaration or otherwise and irrespective of whether the Administrative Agent shall have made any demand on the Borrower or Holdings) shall be entitled and empowered (but not obligated) by intervention in such proceeding or otherwise:

(a)                                  to file and prove a claim for the whole amount of the principal, interest and fees owing and unpaid in respect of the Loans, L/C Obligations and all other Obligations that are owing and unpaid and to file such other documents as may be necessary or advisable in order to have the claims of the Lenders, the Issuing Banks and the Administrative Agent (including any claim for the reasonable compensation, expenses, disbursements and advances of the Lenders, the Issuing Banks and the Administrative Agent and their respective agents and counsel) and all other amounts due the Lenders, the Issuing Banks and the Administrative Agent hereunder allowed in such judicial proceeding; and

(b)                                 to collect and receive any monies or other property payable or deliverable on any such claims and to distribute the same;

and any custodian, receiver, assignee, trustee, liquidator, sequestrator or other similar official in any such judicial proceeding is hereby authorized by each Lender and Issuing Bank to make such payments to the Administrative Agent and, in the event that the Administrative Agent shall consent to the making of such payments directly to the Lenders and the Issuing Banks, to pay to the Administrative Agent any amount due for the reasonable compensation, expenses, disbursements and advances of the Administrative Agent and its agents and counsel, and any other amounts due the Administrative Agent hereunder.

Section 9.8                                      Collateral and Guaranty Matters.

(a)                                  The Lenders and Issuing Banks irrevocably authorize the Administrative Agent, at its option and in its discretion,

(i)                                     to release any Lien on any property granted to or held by the Administrative Agent under any Credit Document (x) upon termination of all Commitments and payment in full of all Obligations (other than contingent indemnification obligations) and the expiration or termination of all Letters of Credit (other than Letters of Credit as to which other arrangements satisfactory to the Administrative Agent and the applicable Issuing Bank shall have been made), (y) that is sold or otherwise disposed of or to be sold or otherwise disposed of as part of or in connection with any sale or other disposition permitted under the Credit Documents, or (z) subject to Section 10.11, if approved, authorized or ratified in writing by the Required Lenders; and

(ii)                                  to release any Subsidiary Guarantor from its obligations under its Subsidiary Guaranty if such Person ceases to be a Subsidiary as a result of a transaction not prohibited under the Credit Documents.

Upon request by the Administrative Agent at any time, the Required Lenders will confirm in writing the Administrative Agent’s authority to release its interest in particular types or items of property, or to release any Subsidiary Guarantor from its obligations under any Subsidiary Guaranty, pursuant to this Section 9.8(a).

(b)                                 The Administrative Agent shall not be responsible for or have a duty to ascertain or inquire into any representation or warranty regarding the existence, value or collectability of any Collateral, the existence, priority or perfection of the Administrative Agent’s Lien thereon, or any certificate prepared by any Loan Party in connection therewith, nor shall the Administrative Agent be responsible or liable to the Lenders or the Issuing Banks for any failure to monitor or maintain any portion of such Collateral.

Section 9.9                                      Indemnity.  The Lenders shall ratably, in accordance with their Applicable Percentages, indemnify and hold the Administrative Agent, the Collateral Agent, and their Related Parties harmless from and against any liabilities, losses, costs or expenses suffered or incurred by any of them in such capacities under any Credit Document or in connection with the transactions contemplated thereby, regardless of when asserted or arising, except to the extent they are promptly reimbursed for the same by the Borrower or any other Loan Party, and except to the extent that any event giving rise to a claim was caused by the gross negligence or willful misconduct of the party seeking to be indemnified.  The obligations of the Lenders under this Section 10.9 shall survive termination of this Agreement.

Section 9.10                                Resignation.

(a)                                  Resignation of Agents.  The Administrative Agent and the Collateral Agent may resign at any time and shall resign upon any removal thereof as a Lender pursuant to the terms of this Agreement upon at least thirty (30) days’ prior written notice to the Lenders and the Borrower.  Upon any such resignation of the Administrative Agent or any Collateral Agent, the Required Lenders and, so long as no Event of Default shall then exist, with the consent of the Borrower (which consent shall not be unreasonably withheld or delayed), shall have the right to appoint a successor Administrative Agent or Collateral Agent, as the case may be.  If no successor Administrative Agent or Collateral Agent, as the case may be, shall have been so appointed by the Required Lenders and shall have accepted such appointment within thirty (30) days after the retiring Administrative Agent’s or Collateral Agent’s giving of notice of resignation, then the retiring Administrative Agent or Collateral Agent, as the case may be, may, on behalf of the Lenders and, so long as no Event of Default shall then exist, with the consent of the Borrower (which consent shall not be unreasonably withheld or delayed), appoint a successor Administrative Agent or Collateral Agent, as the case may be, which shall be any Lender hereunder or any commercial bank organized under the laws of the United States of America or of any

State thereof and having a combined capital and surplus of at least $1,000,000,000.  Upon the acceptance of its appointment as the Administrative Agent or the Collateral Agent hereunder, such successor Administrative Agent or Collateral Agent, as the case may be, shall thereupon succeed to and become vested with all the rights and duties of the retiring Administrative Agent or Collateral Agent, as the case may be, under the Credit Documents.  Whether or not a successor Administrative Agent or Collateral Agent shall have been so appointed, the resignation of the Administrative Agent or Collateral Agent shall become effective on the date specified in its notice of resignation, and the retiring Administrative Agent or Collateral Agent shall be discharged from its duties and obligations thereunder.  After any retiring Administrative Agent’s or Collateral Agent’s resignation hereunder as Administrative Agent or Collateral Agent, as the case may be, the provisions of this Article 10 and all protective provisions of the other Credit Documents shall thereafter continue in effect for its benefit as to any actions taken or omitted to be taken by it while it was Administrative Agent or Collateral Agent, as the case may be.

(b)                                 Resignation of Issuing Banks.  If at any time any Issuing Bank assigns all of its Commitment and Loans pursuant to Section 10.10(a), such Issuing Bank may, upon 30 days’ prior written notice to the Borrower, the Administrative Agent, and the Lenders, resign as Issuing Bank.  In such event, the Borrower may, with the approval of the Administrative Agent and the acceptance of the duties of an Issuing Bank by the Lender so requested, request that another Lender serve as Issuing Bank under this Agreement; provided, however, that the absence of any successor Issuing Bank shall not affect the resignation of the resigning Issuing Bank.  Any resigning Issuing Bank shall retain all the rights, powers, privileges and duties of an Issuing Bank under this Agreement with respect to all Letters of Credit outstanding as of the effective date of its resignation and all Reimbursement Obligations with respect thereto (including the right to require the Lenders to make Loans or fund risk participations in Reimbursement Obligations pursuant to Section 2.12).  Upon the appointment of any successor Issuing Bank (i) such successor Issuing Bank shall succeed to and become vested with all of the rights, powers, privileges and duties of an Issuing Bank under this Agreement, and (ii) such successor Issuing Bank shall issue Letters of Credit in substitution for the Letters of Credit, if any, previously issued by the resigning Issuing Bank that are outstanding at the time of such succession or make other arrangements satisfactory to the resigning Issuing Bank to effectively assume the obligations of the resigning Issuing Bank with respect to such Letters of Credit.

Section 9.11                                Sub-Agents.  The Administrative Agent may perform any and all of its duties and exercise its rights and powers hereunder or under any other Loan Document by or through any one or more Sub-Agents appointed by the Administrative Agent.  The Administrative Agent and any such Sub-Agent may perform any and all of its duties and exercise its rights and powers by or through their respective Related Parties.  The exculpatory provisions of this Article 9 shall apply to any such Sub-Agent and to the Related Parties of the Administrative Agent and any such Sub-Agent, and shall apply to their respective activities in connection with the activities as Administrative Agent.  The Administrative Agent shall not be responsible for the negligence or misconduct of any Sub-Agents except to the extent that a court of competent jurisdiction determines in a final and nonappealable judgment that the Administrative Agent acted with gross negligence or willful misconduct in the selection of such Sub-Agents.

ARTICLE 10    MISCELLANEOUS.

Section 10.1                                No Waiver.  No delay or failure on the part of the Administrative Agent or any Lender or Issuing Bank, or on the part of the holder or holders of any Notes, in the exercise of any power, right or remedy under this Agreement or any other Credit Document, or any departure from the terms of this Agreement or any other Credit Document on any occasion, shall operate as a waiver thereof or as an acquiescence in any Default or Event of Default, nor shall any single or partial exercise thereof preclude any other or further exercise of any other power, right or remedy.  Without limiting the generality of the foregoing, the making or continuation of any Loans or issuance, extension of the expiration date, or increase in the amount of any Letter of Credit shall not be construed as a waiver of any Default or Event of Default, regardless of whether the Administrative Agent, any Lender or any Issuing Bank may have had notice or knowledge of such Default or Event of Default at the time.  To the fullest extent permitted by applicable law, the powers, rights and remedies under this Agreement and the other Credit Documents of the Administrative Agent, the Lenders, the Issuing Banks and the holder or holders of any Notes are cumulative to, and not exclusive of, any powers, rights or remedies any of them would otherwise have.

Section 10.2                                Non-Business Day.  Subject to Section 2.4, if any payment of principal or interest on any portion of any Loan, any Reimbursement Obligation, or any other Obligation shall fall due on a day which is not a Business Day, interest or fees (as applicable) at the rate, if any, such portion of any Loan, any Reimbursement Obligation, or other Obligation bears for the period prior to maturity shall continue to accrue in the manner set forth herein on such Obligation from the stated due date thereof to the next succeeding Business Day, on which the same shall instead be payable.

Section 10.3                                Documentary Taxes.  The Borrower agrees that it will pay any documentary, stamp, debt issuance, or similar taxes payable with respect to this Agreement and the other Credit Documents (including, without limitation, any Swiss Stamp Tax) that may be levied or otherwise become payable on any Loans or this Agreement, any Note, any Subsidiary Guaranty, or any other Credit Document under the laws of any jurisdiction, including interest and penalties, in the event any such taxes are levied or assessed, irrespective of when such levy or assessment is made, other than any such taxes imposed as a result of any transfer of an interest in a Credit Document.  Each Lender and Issuing Bank that determines to seek compensation under this Section 10.3 shall give written notice to the Borrower and, in the case of a Lender or Issuing Bank other than the Administrative Agent, the Administrative Agent of the circumstances that entitle such Lender or Issuing Bank to such compensation no later than one hundred eighty (180) days after such Lender or Issuing Bank receives actual notice or obtains actual knowledge of the law, rule, order or interpretation or occurrence of another event giving rise to a claim hereunder.  In any event, the Borrower shall not have any obligation to pay any amount with respect to claims accruing prior to the 180th day preceding such written demand.

Section 10.4                                Survival of Representations.  All representations and warranties made herein or in certificates given pursuant hereto shall survive the execution and delivery of this Agreement and the other Credit Documents, and shall continue in full force and effect with respect to the date as of which they were made as long as the Borrower has any Obligation hereunder or any Commitment hereunder is in effect.

Section 10.5                                Survival of Indemnities.  All indemnities and all provisions relative to reimbursement to the Lenders and Issuing Bank of amounts sufficient to protect the yield of the Lenders and Issuing Bank with respect to the Loans and the L/C Obligations, including, but not limited to, Sections 2.11, 2.15, 3.3, 7.6, 8.3, 10.3, and 10.13 hereof, shall, subject to Section 8.3(c), survive the termination of this Agreement and the other Credit Documents and the payment of the Loans and all other Obligations and, with respect to any Lender or Issuing Bank, any replacement by the Borrower of such Lender or Issuing Bank pursuant to the terms hereof, in each case for a period of one (1) year.

Section 10.6                                Setoff; Sharing of Payments.

(a)                                  In addition to any rights now or hereafter granted under applicable law and not by way of limitation of any such rights, upon the occurrence of, and throughout the continuance of, any Event of

Default, each Lender and Issuing Bank is hereby authorized by the Borrower, Holdings, and each other Loan Party at any time or from time to time, without notice to the Borrower, Holdings, or any other Loan Party or other Person, any such notice being hereby expressly waived, to set off and to appropriate and to apply any and all deposits (general or special, including, but not limited to, Indebtedness evidenced by certificates of deposit, whether matured or unmatured, but not including trust accounts, and in whatever currency denominated) and any other Indebtedness at any time owing by that Lender or Issuing Bank to or for the credit or the account of the Borrower, Holdings, or any other Loan Party, whether or not matured, against and on account of the due and unpaid obligations and liabilities of the Borrower, Holdings, or any other Loan Party to that Lender or Issuing Bank or that subsequent holder under the Credit Documents, irrespective of whether or not that Lender or Issuing Bank shall have made any demand hereunder, or the obligations are owed to a branch or office of such Lender or Issuing Bank different from the branch or office holding such deposit or other obligation; provided that in the event that any Defaulting Lender shall exercise any such right of setoff, (x) all amounts so set off shall be paid over immediately to the Administrative Agent for further application in accordance with the provisions of Section 2.14 and, pending such payment, shall be segregated by such Defaulting Lender from its other funds and deemed held in trust for the benefit of the Administrative Agent, the Issuing Banks, and the Lenders, and (y) the Defaulting Lender shall provide promptly to the Administrative Agent a statement describing in reasonable detail the Obligations owing to such Defaulting Lender as to which it exercised such right of setoff.  Each Lender or Issuing Bank shall promptly give notice to the Borrower and the Administrative Agent of any action taken by it under this Section 10.6(a), provided that any failure of such Lender or Issuing Bank to give such notice shall not affect the validity of such setoff.

(b)                                 Each Lender and Issuing Bank agrees with each other Lender and Issuing Bank a party hereto that if such Lender or Issuing Bank receives and retains any payment, whether by setoff or application of deposit balances or otherwise, in respect of the Loans or L/C Obligations in excess of its ratable share of payments on all such Obligations then owed to the Lenders and Issuing Banks hereunder, then such Lender or Issuing Bank shall (i) notify the Administrative Agent of such fact, and (ii) purchase for cash at face value, but without recourse, ratably from each of the other Lenders such amount of the Loans and L/C Obligations and participations therein held by each such other Lender as shall be necessary to cause such Lender or Issuing Bank to share such excess payment ratably with all the other Lenders; provided, however, that if any such purchase is made by any Lender or Issuing Bank, and if such excess payment or part thereof is thereafter recovered from such purchasing Lender or Issuing Bank, the related purchases from the other Lenders or Issuing Banks shall be rescinded ratably and the purchase price restored as to the portion of such excess payment so recovered, but without interest.  The provisions of this Section 10.6(b) shall not be construed to apply to (x) any payment made by the Borrower pursuant to and in accordance with the express terms of this Agreement (including the application of funds arising from the existence of a Defaulting Lender), or (y) any payment obtained by a Lender as consideration for the assignment of or sale of a participation in any of its Loans or participations in L/C Disbursements to any assignee or participant, other than to the Borrower or any Subsidiary thereof (as to which the provisions of this Section 10.6(b) shall apply).  Each Loan Party consents to the foregoing and agrees, to the extent it may effectively do so under applicable law, that any Lender acquiring a participation pursuant to the foregoing arrangements may exercise against each Loan Party rights of setoff and counterclaim with respect to such participation as fully as if such Lender were a direct creditor of each Loan Party in the amount of such participation.

Section 10.7                                Notices.

(a)                                  Except as otherwise specified herein, all notices under the Credit Documents shall be in writing (including facsimile or other electronic means) and shall be given to a party hereunder at its address or facsimile number set forth below or such other address or facsimile number as such party may hereafter specify by written notice to the Administrative Agent and the Borrower, given by courier, by United States certified or registered mail, by telegram or by other telecommunication device capable of creating a written record of such notice and its receipt.  Notices under the Credit Documents to the Lenders shall be addressed to their respective domestic Lending Offices in the United States at the respective addresses, facsimile numbers, or telephone numbers set forth on their applicable Administrative Questionnaire or, in the case of Persons becoming Lenders pursuant to Assignment Agreements, on their applicable Assignment Agreements, and to the Borrower, the Administrative Agent, and the Issuing Banks:

To the Borrower:	Transocean Inc.
P. O. Box 10342
70 Harbour Drive, 4th Floor
George Town, Grand Cayman KYI-1003
Cayman Islands
	Attention:	C. Stephen McFadin, President
	Fax No.:	(345) 745-4504
	E-mail:	Steve.McFadin@deepwater.com

with a copy to:	Transocean Offshore Deepwater Drilling Inc.
4 Greenway Plaza
Houston, Texas 77046
	Attention:	Kathleen McAllister, Assistant Treasurer
	Fax No.:	(832) 587-8398
	E-mail:	Kathleen.McAllister@deepwater.com

To Holdings:	Transocean Ltd.
Chemin de Blandonnet 10
CH-1214 Vernier
Geneva, Switzerland
	Attention:	Nick Deeming, Senior Vice President and
General Counsel
	Fax:	41-22-930-9094
	E-mail:	Nick.Deeming@deepwater.com

To the Administrative Agent:	JPMorgan Chase Bank, N.A.
10 South Dearborn, 7th Floor
Chicago, Illinois 60603
	Attention:	Darren Cunningham, Sr. Account Manager
	Fax:	(888) 292-9533
	E-mail:	Darren.Cunningham@jpmchase.com and
jpm.agency.servicing.4@jpmchase.com

with a copy to:	JPMorgan Chase Bank, N.A.
712 Main Street, 12th Floor
Houston, Texas 77007
	Attention:	Helen Carr, Managing Director
Correne Loeffler, Vice President
	Fax:	(832) 518-2311 and (713) 216-7794
	E-mail:	Helen.Carr@jpmorgan.com
Correne.S.Loeffler@jpmorgan.com

To the Sub-Agent:	J.P. Morgan Europe Limited
125 London Wall, Floor 9
London EC2Y 5AJ
United Kingdom
	Attention:	The Manager
	Fax :	44-207-777-2360
	E-mail:	loan_and_agency_london@jpmorgan.com

To the Issuing Banks:	JPMorgan Chase Bank, NA
10420 Highland Manor Drive, Floor 04
Tampa, Florida 33610-9128
	Attention:	James Alonzo, Asst. Vice President
	Fax:	(813) 432-5161
	E-mail:	James.Alonzo@jpmorgan.com

Crédit Agricole Corporate and Investment Bank
1301 Avenue of The Americas
New York, NY 10019
Fax: 732-590-7697
Attention: George Kroll
E-mail: george.kroll@ca-cib.com
Phone: 732-590-7401
Attention: Tommaso Puglisi
E-Mail: Tommaso.puglisi@ca-cib.com
Phone: 732-590-7401

The Bank of Tokyo-Mitsubishi UFJ, Ltd.
BTMU Operations Office for the Americas
c/o The Bank of Tokyo-Mitsubishi UFJ, Ltd. NY Branch
1251 Avenue of the Americas, 12th Floor
New York, NY 10020-1104
Attention: Janet Persaud / Winslowe Ogbourne
Fax: 201-521-2304 / 2305

Citibank, N.A.
Citi Global Energy
811 Main Street, Suite 4000,
Houston, TX 77002;
Attention: Nan Dockal
Fax: 713-481-0245
Email: nannette.n.dockal@citi.com

Wells Fargo Bank, National Association
1000 Louisiana St., Suite 900
Houston, TX 77002
Attention: T. Alan Smith
Fax: 713-739-1087
E-mail: smitha3@wellsfargo.com

Notices sent by hand or overnight courier service, or mailed by certified or registered mail, shall be deemed to have been given when received; notices sent by facsimile shall be deemed to have been given when sent (except that, if not given during normal business hours for the recipient, shall be deemed to have been given at the opening of business on the next business day for the recipient).  Notices delivered through electronic communications, to the extent provided in Section 10.7(b), shall be effective as provided in Section 10.7(b).

(b)           Electronic Communications.  Notices and other communications to the Lenders and the Issuing Banks hereunder may be delivered or furnished by electronic communication (including e-mail and Internet or intranet websites) pursuant to procedures approved by the Administrative Agent, provided that the foregoing shall not apply to notices to any Lender or Issuing Bank pursuant to Article 2  if such Lender or Issuing Bank, as applicable, has notified the Administrative Agent that it is incapable of receiving notices under such Article by electronic communication.  The Administrative Agent or the Borrower may, in its discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it; provided that approval of such procedures may be limited to particular notices or communications.

Unless the Administrative Agent otherwise prescribes, (i) notices and other communications sent to an e-mail address shall be deemed received upon the sender’s receipt of an acknowledgement from the intended recipient (such as by the “return receipt requested” function, as available, return e-mail or other written acknowledgement), and (ii) notices or communications posted to an Internet or intranet website shall be deemed received upon the deemed receipt by the intended recipient, at its e-mail address as described in the foregoing clause (i), of notification that such notice or communication is available and identifying the website address therefor; provided that, for both clauses (i) and (ii) above, if such notice, email or other communication is not sent during the normal business hours of the recipient, such notice or communication shall be deemed to have been sent at the opening of business on the next business day for the recipient.

(c)           Platform.

(i)            Each Loan Party agrees that the Administrative Agent may, but shall not be obligated to, make the Communications (as defined below) available to the Issuing Banks and the other Lenders by posting the Communications on Debt Domain, Intralinks, Syndtrak or a substantially similar electronic transmission system (the “Platform”).

(ii)           The Platform is provided “as is” and “as available.”  The Agent Parties (as defined below) do not warrant the adequacy of the Platform and expressly disclaim liability for errors or omissions in the Communications.  No warranty of any kind, express, implied or statutory, including, without limitation, any warranty of merchantability, fitness for a particular purpose, non-infringement of third-party rights or freedom from viruses or other code defects, is made by any Agent Party in connection with the Communications or the Platform.  In no event shall the Administrative Agent or any of  its Related Parties (collectively, the “Agent Parties”) have any liability to the Borrower or the other Loan Parties, any Lender or any other Person or entity for damages of any kind, including, without limitation, direct or indirect, special, incidental or consequential damages, losses or expenses (whether in tort, contract or otherwise) arising out of the Borrower’s, any Loan Party’s or the Administrative Agent’s transmission of Communications through the Platform.  “Communications” means, collectively, any notice, demand, communication, information, document or other material provided by or on behalf of the Borrower or any other Loan Party pursuant to any Credit Document or the transactions contemplated therein which is distributed to the Administrative Agent, any Lender or any Issuing Bank by means of electronic communications pursuant to this Section 10.7, including through the Platform.

Section 10.8           Counterparts.  This Agreement may be executed in any number of counterparts, and by the different parties on different counterpart signature pages, each of which when executed shall be deemed an original, but all such counterparts taken together shall constitute one and the same Agreement.

Section 10.9           Successors and Assigns.  This Agreement shall be binding upon the Borrower, Holdings, each of the Lenders, the Issuing Banks, the Administrative Agent, the Collateral Agent, and their respective successors and assigns, and shall inure to the benefit of the Borrower, Holdings, each of the Lenders, the Issuing Banks, the Administrative Agent, the Collateral Agent, and their respective successors and assigns, including any subsequent holder of any Note; provided, however, (i) except as provided in Section 6.10, neither the Borrower, Holdings, nor any other Loan Party may assign any of its rights or obligations under this Agreement or any other Credit Document without the written consent of all Lenders, the Issuing Banks, the Administrative Agent and the Collateral Agent, (ii) the Administrative Agent and the Collateral Agent may not assign any of their respective rights or obligations under this Agreement or any Credit Document except in accordance with Article 9, and (iii) no Lender or Issuing Bank may assign any of its rights or obligations under this Agreement or any other Credit Document except in accordance with Section 10.10.  Nothing in this Agreement, express or implied, shall be construed to confer on any Person (other than the parties hereto, their respective successors and assigns permitted hereby, and to the extent expressly contemplated hereby, the Related Parties of the Lenders, the Issuing Banks, the Administrative Agent, the Collateral Agent, the Other Agents, and the Indemnified Parties as defined in Section 10.13) any legal or equitable right, remedy or claim under or by reason of this Agreement.  Any Lender that is a Fund may at any time pledge or assign all or any portion of its rights under this Agreement and the Notes issued to it to a trustee for such Fund in support of such Lender’s obligations to such trustee; provided that no such pledge or assignment shall release any Lender from any of its obligations hereunder or substitute any such trustee for such Lender as a party hereto, and the Borrower, the Administrative Agent and the other Lenders shall continue to deal solely with such Lender in connection with the rights and obligations of such Lender under this Agreement.

Section 10.10         Sales and Transfers of Borrowings and Notes; Participations.

(a)           Assignments by Lenders.  Any Lender may at any time assign to one or more assignees all or a portion of its rights and obligations under this Agreement (including all or a portion of its Commitment and the Loans at the time owing to it); provided that any such assignment shall be subject to the following conditions:

(i)                                     Minimum Amounts.

(A)          in the case of an assignment of the entire remaining amount of the assigning Lender’s Commitment and/or the Loans at the time owing to it or contemporaneous assignments to related Approved Funds that equal at least the amount specified in clause (i)(B) of this Section 10.10(a) in the aggregate, or in the case of an assignment to a Lender, an Affiliate of a Lender or an Approved Fund, no minimum amount need be assigned; and

(B)           in any case not described in clause (i)(A) of this Section 10.10(a), the aggregate amount of the Commitment (which for this purpose includes Loans outstanding thereunder) or, if the applicable Commitment is no then in effect, the principal outstanding balance of the Loans of the assigning Lender subject to each such assignment (determined as of the date the Assignment Agreement with respect to such assignment is delivered to the Administrative Agent or, if “Trade

Date” is specified in the Assignment Agreement, as of the Trade Date) shall not be less than $5,000,000, unless each of the Administrative Agent and, so long as no Default or Event of Default has occurred and is continuing, the Borrower otherwise consents (each such consent not to be unreasonably withheld or delayed).

(ii)           Proportionate Amounts.  Each partial assignment shall be made as an assignment of a proportionate part of all the assigning Lender’s rights and obligations under this Agreement with respect to the Loans or the Commitment assigned.

(iii)          Required Consents.  No consent shall be required for any assignment except to the extent required by clause (i)(B) of this Section 10.10(a) and, in addition:

(A)          the consent of the Borrower (such consent not to be unreasonably withheld or delayed) shall be required unless (x) an Event of Default has occurred and is continuing at the time of such assignment or (y) such assignment is to a Lender, an Affiliate of a Lender or an Approved Fund; provided that the Borrower shall be deemed to have consented to any such assignment unless it shall object thereto by written notice to the Administrative Agent within 10 Business Days after having received notice thereof;

(B)           the consent of the Administrative Agent (such consent not to be unreasonably withheld or delayed) shall be required for assignments in respect of any Commitment if such assignment is to a Person that is not a Lender with a Commitment, an Affiliate of such Lender or an Approved Fund with respect to such Lender; and

(C)           the consent of each Issuing Bank shall be required.

(iv)          Assignment and Assumption.  The parties to each assignment shall execute and deliver to the Administrative Agent an Assignment Agreement, together with a processing and recordation fee of $3500; provided that the Administrative Agent may, in its sole discretion, elect to waive such processing and recordation fee in the case of any assignment.  The assignee, if it is not a Lender, shall deliver to the Administrative Agent an Administrative Questionnaire.

(v)           No Assignment to Certain Persons.  No such assignment shall be made to (I) the Borrower, Holdings, or any of the Borrower’s or Holdings’ Affiliates or Subsidiaries or (II) to any Defaulting Lender or any of its Subsidiaries, or any Person who, upon becoming a Lender hereunder, would constitute any of the foregoing Persons described in this clause (II).

(vi)          No Assignment to Natural Persons.  No such assignment shall be made to a natural Person.

(vii)         Certain Additional Payments.  In connection with any assignment of rights and obligations of any Defaulting Lender hereunder, no such assignment shall be effective unless and until, in addition to the other conditions thereto set forth herein, the parties to the assignment shall make such additional payments to the Administrative Agent in an aggregate amount sufficient, upon distribution thereof as appropriate (which may be outright payment, purchases by the assignee of participations or subparticipations, or other compensating actions, including funding, with the consent of the Borrower and the Administrative Agent, the applicable pro rata share of Loans previously requested but not funded by the Defaulting Lender, to each of which the applicable assignee and assignor hereby irrevocably consent), to

(x) pay and satisfy in full all payment liabilities then owed by such Defaulting Lender to the Administrative Agent, each Issuing Bank, and each Lender hereunder (and interest accrued thereon), and (y) acquire (and fund as appropriate) its full pro rata share of all Loans and participations in Letters of Credit in accordance with its Applicable Percentage.  Notwithstanding the foregoing, in the event that any assignment of rights and obligations of any Defaulting Lender hereunder shall become effective under applicable law without compliance with the foregoing provisions, then the assignee of such interest shall be deemed to be a Defaulting Lender for all purposes of this Agreement until such compliance occurs.

Subject to acceptance and recording thereof by the Administrative Agent pursuant to Section 10.10(b), from and after the effective date specified in each Assignment Agreement, the assignee thereunder shall be a party to this Agreement and, to the extent of the interest assigned by such Assignment Agreement, have the rights and obligations of a Lender under this Agreement, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment Agreement, be released from its obligations under this Agreement (and, in the case of an Assignment Agreement, covering all of the assigning Lender’s rights and obligations under this Agreement, such Lender shall cease to be a party hereto) but shall continue to be entitled to the benefits of Section 8.3 and Section 10.13 with respect to facts and circumstances occurring prior to the effective date of such assignment; provided that except to the extent otherwise expressly agreed in writing by the affected parties, no assignment by a Defaulting Lender will constitute a waiver or release of any claim of any party hereunder arising from that Lender’s having been a Defaulting Lender.  Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this paragraph shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with Section 10.10(c).

(b)           Register.  The Administrative Agent, acting sole for this purpose as an agent of the Borrower, shall maintain at one of its offices in New York, New York a copy of each Assignment Agreement delivered to it and a register for the recordation of the names and addresses of the Lenders, and the Commitments of, and principal amounts (and stated interest) of the Loans owing to, each Lender pursuant to the terms hereof from time to time (the “Register”).  The entries in the Register shall be conclusive absent manifest error, and the Borrower, the Administrative Agent and the Lenders shall treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement.  The Register shall be available for inspection by the Borrower and any Lender, at any reasonable time and from time to time upon reasonable prior notice.

(c)           Participations.  Any Lender may at any time, upon written notice to the Borrower but without the consent of the Borrower or the Administrative Agent, sell participations to any Person (other than a natural Person or the Borrower or any of the Borrower’s Affiliates or Subsidiaries) (each, a “Participant”) in all or a portion of such Lender’s rights and/or obligations under this Agreement (including all or a portion of its Commitment and/or the Loans owing to it); provided that (i) such Lender’s obligations under this Agreement shall remain unchanged, (ii) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations, and (iii) the Borrower, the Administrative Agent, the Issuing Banks and Lenders shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under this Agreement.  For the avoidance of doubt, each Lender shall be responsible for the indemnity under Section 9.9 and Section 10.13(c) with respect to any participation interests sold by such Lender to its Participant(s).

Any agreement or instrument pursuant to which a Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce this Agreement and to approve any amendment, modification or waiver of any provision of this Agreement; provided that such agreement or instrument may provide that such Lender will not, without the consent of the Participant, agree to any amendment, modification or waiver described in Section 10.11(i) (A), (B) or (C) that directly and adversely affects such Participant.  The Borrower agrees that each Participant shall be entitled to the benefits of Sections 2.11, 2.15, 3.3, and 8.3 (subject to the requirements and limitations therein, including the requirements under Section 3.3(g) (it being understood that the documentation required under Section 3.3(g) shall be delivered to the participating Lender)) to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to Section 10.10(a); provided that such Participant (A) agrees to be subject to the provisions of Section 8.4 and Section 8.6 as if it were an assignee under Section 10.10(a); and (B) shall not be entitled to receive any greater payment under Sections 2.15, 3.3 or 8.3 with respect to any participation, than its participating Lender would have been entitled to receive, except to the extent such entitlement to receive a greater payment results from a Change in Law that occurs after the Participant acquired the applicable participation.  Each Lender that sells a participation agrees, at the Borrower’s request and expense, to use reasonable efforts to cooperate with the Borrower to effectuate the provisions of Section 8.6 with respect to any Participant.  To the extent permitted by law, each Participant also shall be entitled to the benefits of Section 10.6 as though it were a Lender; provided that such Participant also agrees to be subject to Section 10.6 as though it were a Lender.  Each Lender that sells a participation shall, acting solely for this purpose as an agent of the Borrower, maintain a register on which it enters the name and address of each Participant and the principal amounts (and stated interest) of each Participant’s interest in the Loans and other Obligations under the Credit Documents (the “Participant Register”); provided that no Lender shall have any obligation to disclose all or any portion of the Participant Register (including the identity of any Participant or any information relating to a Participant’s interest in any Commitments, Loans, Letters of Credit or its other Obligations under any Credit Document) to any Person except to the extent that such disclosure is necessary to establish that such Commitment, Loan, Letter of Credit or other Obligation is in registered form under Section 5f.103-1(c) of the United States Treasury Regulations.  The entries in the Participant Register shall be conclusive absent manifest error, and such participating Lender shall treat each Person whose name is recorded in the Participant Register as the owner of such participation for all purposes of this Agreement notwithstanding any notice to the contrary.  For the avoidance of doubt, the Administrative Agent (in its capacity as Administrative Agent) shall have no responsibility for maintaining a Participant Register.

(d)           Certain Pledges.  Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement to secure obligations of such Lender, including any pledge or assignment to secure obligations to a Federal Reserve Bank; provided that no such pledge or assignment shall release such Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a Party hereto.

(e)           Certain Transfers.  If, pursuant to this Section 10.10 any interest in this Agreement or any Loan or Note is transferred to any transferee (including by reason of a change of the Applicable Lending Office of the Lender with respect to such Loan or Note) which is organized under the laws of any jurisdiction other than the United States of America or any State thereof, the transferor Lender shall cause such transferee, concurrently with the effectiveness of such transfer, (i) to furnish to the transferor Lender, the Administrative Agent and the Borrower two duly completed and signed copies of either U.S. Internal Revenue Service Form W-8BEN or U.S. Internal Revenue Service Form W-8ECI or such successor forms as shall be adopted from time to time by the relevant United States taxing authorities (wherein such transferee claims entitlement to complete exemption from U.S. federal withholding tax on all interest payments hereunder if such payments were U.S. source), and (ii) to agree (for the benefit of the transferor Lender, the Administrative Agent and the Borrower) to provide the transferor Lender, the Administrative Agent and the Borrower new forms as contemplated by Section 3.3(g) upon the expiration or obsolescence of any previously delivered form and comparable statements in accordance with applicable U.S. laws and regulations and amendments duly executed and completed by such transferee, and to comply from time to time with all applicable U.S. laws and regulations with regard to such withholding tax exemption.

Section 10.11         Amendments, Waivers and Consents.  Any provision of the Credit Documents may be amended or waived if, but only if, such amendment or waiver is in writing and is signed (a) by the Borrower, (b) by the Required Lenders (subject to Section 2.14(b)), and (c) if the rights or duties of the Administrative Agent, Collateral Agent, or the Other Agents are affected thereby, by the Administrative Agent, Collateral Agent, or the Other Agents, as the case may be, provided however, that:

(i)            no amendment or waiver shall (A) increase any Commitment of any Lender without the consent of such Lender, (B) (other than in accordance with Section 2.16), postpone or extend the Commitment Termination Date or Maturity Date without the consent of all Lenders, (C) reduce the amount of or postpone the date for any scheduled payment of any principal of or interest (including, without limitation, any reduction in the rate of interest unless such reduction is otherwise provided herein) on any Loan or Reimbursement Obligation or of any fee payable hereunder, without the consent of each Lender owed any such Obligation, (D) release any Collateral for any Collateralized Obligations (other than as provided in accordance with Section 7.4) without the consent of all Lenders or (E) release Holdings from its obligations under the Holdings Guaranty or, except as otherwise expressly permitted under this Agreement, release all or substantially all of the Subsidiary Guarantors from their obligations under the Subsidiary Guaranties without the consent of all Lenders;

(ii)           no amendment or waiver shall, unless signed by each Lender, change the provisions of this Section 10.11 or the definition of Required Lenders or the number of Lenders required to take any action under any other provision of the Credit Documents, or any provision providing for the pro rata nature of payments by or to Lenders; and

(iii)          no amendment or waiver shall amend, modify or otherwise affect the rights, duties or obligations of the Administrative Agent, Collateral Agent, or any Issuing Bank (including, without limitation, any such rights, duties or obligations pursuant to Section 2.14 and Section 7.4) without the consent of the Administrative Agent or such Issuing Bank, as the case may be;

and provided further that any provision of this Agreement or any other Credit Document may be amended by an agreement in writing entered into by the Borrower and the Administrative Agent to cure any ambiguity, omission, defect or inconsistency so long as, in each case, the Lenders shall have received at least five Business Days’ prior written notice thereof and the Administrative Agent shall not have received, within five Business Days of the date of such notice to the Lenders, a written notice from the Required Lenders stating that the Required Lenders object to such amendment.

Section 10.12         Headings.  Section headings used in this Agreement are for reference only and shall not affect the construction of this Agreement.

Section 10.13         Legal Fees and Other Costs; Indemnification; Damages Waiver.

(a)           The Borrower, upon demand by the Administrative Agent, agrees to pay the reasonable out-of-pocket costs and expenses of the Administrative Agent (including, without limitation, the reasonable fees and disbursements of legal counsel to the Administrative Agent) in connection with the preparation and execution of the Credit Documents (limited to a single law firm as counsel in each appropriate jurisdiction (and which may include a special or local counsel acting in one or more jurisdictions) and such other counsel as may be engaged with the Borrower’s prior written consent (such consent not to be unreasonably withheld or delayed)), and any amendment, waiver or consent related thereto (including in respect of any workout or restructuring in respect of the Loans or Letters of Credit), whether or not the transactions contemplated herein or therein are consummated.

(b)           The Borrower further agrees to indemnify each Lender, Issuing Bank, the Administrative Agent, the Collateral Agent, the Other Agents, and their respective Related Parties (collectively, the “Indemnified Parties”), against all losses, claims, damages, penalties, judgments, liabilities and expenses (including, without limitation, all reasonable attorneys’ fees and other reasonable out-of-pocket expenses of litigation or preparation therefor,  whether or not such Indemnified Party is a party thereto) which any of them may pay or incur as a result of (a) any action, suit or proceeding by any third party or Governmental Authority against such Indemnified Party and relating to any Credit Document, the Loans, any Letter of Credit, or the application or proposed application by the Borrower, Holdings, or any other Member of the Consolidated Group of the proceeds of any Loan or use of any Letter of Credit, REGARDLESS OF WHETHER SUCH CLAIMS OR ACTIONS ARE FOUNDED IN WHOLE OR IN PART UPON THE ALLEGED SIMPLE OR CONTRIBUTORY NEGLIGENCE OF ANY OF THE INDEMNIFIED PARTIES AND/OR ANY OF THEIR RESPECTIVE DIRECTORS, OFFICERS, EMPLOYEES OR ATTORNEYS, (b) any investigation of any third party or any Governmental Authority involving any Lender (as a lender hereunder), Issuing Bank, or the Administrative Agent or the Other Agents (in such capacity hereunder) and related to any use made or proposed to be made by the Borrower of the proceeds of any Loan, or use of any Letter of Credit or any transaction financed or to be financed in whole or in part, directly or indirectly with the proceeds of any Loan or Letter of Credit, and (c) any investigation of any third party or any Governmental Authority, litigation or proceeding involving any Lender (as a lender hereunder) or the Administrative Agent or the Other Agents (in such capacity hereunder) and related to any environmental cleanup, audit, compliance or other matter relating to any Environmental Law or the presence of any Hazardous Material (including, without limitation, any losses, liabilities, damages, injuries, costs, expenses or claims asserted or arising under any Environmental Law) with respect to the Borrower, Holdings, or any other Member of the Consolidated Group, regardless of whether caused by, or within the control of, the Borrower, Holdings, or any other Member of the Consolidated Group; provided, however, that (x) the Borrower shall not be obligated to indemnify any Indemnified Party for any of the foregoing arising out of such Indemnified Party’s gross negligence, or willful or unlawful misconduct, or material breach of its express contractual obligations under this Agreement, as determined pursuant to a final non-appealable judgment of a court of competent jurisdiction or as expressly agreed in writing by such Indemnified Party, (y) the Borrower’s obligations to pay or reimburse the Indemnified Parties for legal fees and expenses shall be limited to (1) the reasonable and documented legal fees and expenses of a single law firm as counsel for all such Indemnified Parties, taken together, in each appropriate jurisdiction (which may include in each case another law firm as special or local counsel acting in one or more of multiple jurisdictions), except that in the case where an Indemnified Party determines in good faith that a conflict of interest does or may exist in connection with such legal representation and such Indemnified Party advises the Borrower  of such actual or potential conflict of interest and engages its own separate counsel, the reasonable and documented legal fees and expenses of such separate counsel shall also be paid or reimbursed, and (2) other reasonable out-of-pocket expenses (other than legal fees and expenses as described in clause (1) above) incurred in investigating or defending any of the foregoing, and (z) the Borrower shall not be liable pursuant to this Section 10.13(b) for any amounts claimed in respect of litigation, investigations, proceedings or claims solely between Indemnified Parties in respect of actions or omissions of any Indemnified Parties and not arising out of any acts or omissions of the Borrower or its affiliates (other than any such matters in respect of the Administrative Agent acting in its capacity or fulfilling its role in such capacity).  The Borrower, upon demand by the Administrative Agent, the Collateral Agent, the Other Agents or any Lender or Issuing Bank at any time, shall reimburse such Agent or such Lender or Issuing Bank for any reasonable legal or other expenses incurred in connection with investigating or defending against any of the foregoing, except if the same is excluded from indemnification pursuant to the provisions of the preceding sentence.  Each Indemnified Party agrees to contest any indemnified claim if requested by the Borrower, in a manner reasonably directed by the Borrower, with counsel selected by the Indemnified Party and approved by the Borrower, which approval shall not be unreasonably withheld or delayed.  Any Indemnified Party that proposes or intends to settle or compromise any such indemnified claim shall give the Borrower written notice of the terms of such settlement or compromise reasonably in advance of settling or compromising such claim or proceeding and shall obtain the Borrower’s prior written consent thereto, which consent shall not be unreasonably withheld or delayed; provided that the Indemnified Party shall not be restricted from settling or compromising any such claim if the Indemnified Party waives its right to indemnity from the Borrower in respect of such claim and such settlement or compromise does not materially increase the Borrower’s liability pursuant to this Section 10.13(b) to any Related Party of such Indemnified Party.

(c)           To the extent that the Borrower for any reason fails to indefeasibly pay any amount required under Section 10.13(a) or 10.13(b) to be paid by it to the Administrative Agent (or any Sub-Agent thereof), any Issuing Bank, or any Related Party of any of the foregoing, each Lender severally agrees to pay to the Administrative Agent (or any such Lender’s pro rata share (determined as of the time that the applicable unreimbursed expense or indemnity payment is sought based on each Lender’s share of the total Revolving Credit Exposures at such time) of such unpaid amount (including any such unpaid amount in respect of a claim asserted by such Lender); provided that the unreimbursed expense or indemnified loss, claim, damage, liability or related expense, as the case may be, was incurred by or asserted against the Administrative Agent (or any such Sub-Agent) or such Issuing Bank in its capacity as such, or against any Related Party of any of the foregoing acting for the Administrative Agent (or any such Sub-Agent) or such Issuing Bank in connection with such capacity.  The obligations of the Lenders under this Section 10.13(c) are several (and not joint and several).

(d)           To the fullest extent permitted by applicable law, no Indemnified Party and neither the Borrower, Holdings, nor any other Loan Party shall assert, and hereby waives, any claim against any Indemnified Party, the Borrower, Holdings or any other Loan Party, or any theory of liability, for special, indirect, consequential or punitive damages (as opposed to direct or actual damages) arising out of, in connection with, or as a result of, this Agreement, any other Credit Document or any agreement or instrument contemplated hereby, the transactions contemplated hereby or thereby, any Loan or Letter of Credit, or the use of the proceeds thereof.  No Indemnified Party referred to in Section 10.13(b) shall be liable for any damages arising from the use by unintended recipients of any information or other materials distributed by it through telecommunications, electronic or other information transmission systems in connection with this Agreement or the other Credit Documents or the transactions contemplated hereby or thereby.

(e)           Each party’s obligations under this Section 10.13, together with its obligations (if any) pursuant to Section 3.3(d) and (e) and Section 9.9 shall survive the termination of this Agreement and the other Credit Documents and the payment of the Obligations owing hereunder and thereunder.

Section 10.14         Governing Law; Submission to Jurisdiction; Waiver of Jury Trial.

(A)          THIS AGREEMENT AND THE OTHER CREDIT DOCUMENTS, THE RIGHTS AND DUTIES OF THE PARTIES HERETO AND THERETO, AND ANY CLAIMS, DISPUTES OR CAUSES OF ACTION (WHETHER IN CONTRACT, TORT, OR OTHERWISE) ARISING THEREFROM OR RELATING THERETO, SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE INTERNAL LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO CONFLICT OF LAW PRINCIPLES THEREOF.

(B)          TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, EACH OF THE BORROWER, HOLDINGS, AND ANY OTHER LOAN PARTY IRREVOCABLY AND UNCONDITIONALLY AGREES THAT IT WILL NOT COMMENCE ANY ACTION, LITIGATION OR PROCEEDING OF ANY KIND OR DESCRIPTION, WHETHER IN LAW OR

EQUITY, WHETHER IN CONTRACT OR IN TORT OR OTHERWISE AGAINST THE ADMINISTRATIVE AGENT, ANY LENDER, ANY ISSUING BANK, OR ANY RELATED PARTY OF THE FOREGOING IN ANY WAY RELATING TO THIS AGREEMENT OR ANY OTHER CREDIT DOCUMENT OR THE TRANSACTIONS RELATING HERETO OR THERETO, IN ANY FORUM OTHER THAN THE COURTS OF THE STATE OF NEW YORK SITTING IN NEW YORK COUNTY, AND OF THE UNITED STATES DISTRICT COURT OF THE SOUTHERN DISTRICT OF NEW YORK, AND ANY APPELLATE COURT FROM ANY SUCH COURT, AND EACH OF THE PARTIES HERETO IRREVOCABLY AND UNCONDITIONALLY SUBMITS, SOLELY FOR THE PURPOSE OF ADJUDICATING AND ENFORCING ITS RIGHTS OR OBLIGATIONS WITH RESPECT TO THIS AGREEMENT AND THE OTHER CREDIT DOCUMENTS AND RELATED TRANSACTIONS, TO THE JURISDICTION OF SUCH COURTS AND AGREES THAT ALL CLAIMS IN RESPECT OF ANY SUCH ACTION, LITIGATION OR PROCEEDING MAY BE HEARD AND DETERMINED IN SUCH NEW YORK STATE COURT OR, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, IN SUCH FEDERAL COURT.  NOTHING IN THIS AGREEMENT OR IN ANY OTHER CREDIT DOCUMENT SHALL AFFECT ANY RIGHT THAT THE ADMINISTRATIVE AGENT, ANY LENDER OR ANY ISSUING BANK MAY OTHERWISE HAVE TO BRING ANY ACTION OR PROCEEDING RELATING TO THIS AGREEMENT OR ANY OTHER CREDIT DOCUMENT AGAINST THE BORROWER, HOLDINGS, OR ANY OTHER LOAN PARTY OR ITS PROPERTIES IN THE COURTS OF ANY JURISDICTION.  TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, EACH OF THE BORROWER, HOLDINGS, AND ANY OTHER LOAN PARTY HEREBY EXPRESSLY AND IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF THE COURTS OF THE STATE OF NEW YORK AND THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK FOR THE PURPOSE OF ANY SUCH LITIGATION AS SET FORTH ABOVE AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH SUCH LITIGATION.

(C)          EACH OF THE BORROWER, HOLDINGS, AND ANY OTHER LOAN PARTY HEREBY (1) IRREVOCABLY DESIGNATES CT CORPORATION SYSTEM, 111 8TH AVENUE, NEW YORK, NEW YORK 10011, AS THE DESIGNEE, APPOINTEE AND AGENT OF THE BORROWER, HOLDINGS, AND ANY OTHER LOAN PARTY TO RECEIVE, FOR AND ON BEHALF OF THE BORROWER, HOLDINGS, AND ANY OTHER LOAN PARTY, SERVICE OF PROCESS IN SUCH JURISDICTION IN ANY LEGAL ACTION OR PROCEEDING WITH RESPECT HERETO, AND (2) IRREVOCABLY CONSENTS TO SERVICE OF PROCESS, BY REGISTERED MAIL, POSTAGE PREPAID, OR BY PERSONAL SERVICE WITHIN OR WITHOUT THE STATE OF NEW YORK, OR BY NOTICE GIVEN IN ACCORDANCE WITH SECTION 10.7, IN ANY SUCH LEGAL ACTION OR PROCEEDING.  NOTHING IN THIS AGREEMENT WILL AFFECT THE RIGHT OF ANY PARTY TO THIS AGREEMENT TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY APPLICABLE LAW.

(D)          TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, EACH OF THE BORROWER, HOLDINGS, AND ANY OTHER LOAN PARTY HEREBY EXPRESSLY AND IRREVOCABLY WAIVES ANY OBJECTION WHICH IT MAY HAVE OR HEREAFTER MAY HAVE TO THE LAYING OF VENUE OF ANY SUCH LITIGATION BROUGHT IN ANY SUCH COURT REFERRED TO ABOVE AND ANY CLAIM THAT ANY SUCH LITIGATION HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.  TO THE EXTENT THAT THE BORROWER, HOLDINGS, OR ANY OTHER LOAN PARTY HAS OR HEREAFTER MAY ACQUIRE ANY IMMUNITY FROM JURISDICTION OF ANY COURT OR FROM ANY LEGAL PROCESS (WHETHER THROUGH SERVICE OF NOTICE, ATTACHMENT PRIOR

TO JUDGMENT, ATTACHMENT IN AID OF EXECUTION OR OTHERWISE) WITH RESPECT TO ITSELF OR ITS PROPERTY, EACH OF THE BORROWER, HOLDINGS, AND SUCH OTHER LOAN PARTY HEREBY IRREVOCABLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, SUCH IMMUNITY IN RESPECT OF ITS OBLIGATIONS UNDER THIS AGREEMENT AND THE OTHER CREDIT DOCUMENTS.

(E)           TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, EACH PARTY HERETO IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER CREDIT DOCUMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY).  EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PERSON HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PERSON WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE OTHER CREDIT DOCUMENTS BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

Section 10.15         Confidentiality.

(a)           Each of the Administrative Agent, the Issuing Banks and the Lenders agrees to maintain the confidentiality of the Information (as defined below), except that Information may be disclosed (i) to their respective Affiliates and to existing and prospective Lenders, Participants and counterparties to any hedge agreement or swap or derivative transaction relating to the Borrower’s Obligations, and in each case to their respective directors, officers, employees and agents, including accountants, legal counsel and other advisors who have reason to use such Information in connection with the evaluation of the transactions contemplated by this Agreement (subject to similar confidentiality provisions as provided herein) solely for purposes of evaluating such Information, (ii) to the extent requested by any regulatory authority, (iii) to the extent required by applicable law or regulation or by any subpoena or similar legal process, (iv) in connection with the exercise of any remedies hereunder or any proceedings relating to this Agreement or the other Credit Documents, (v) with the consent of the Borrower, (vi) to any rating agency or insurer or the CUSIP Service Bureau or any similar agency in connection with the issuance and monitoring of CUSIP numbers with respect to this Agreement, in each case when required by it, provided that, prior to any disclosure, such agency or insurer shall acknowledge in writing the confidential nature of such Information received by it from any Lender, Issuing Bank or the Administrative Agent, or (vii) to the extent such Information (x) becomes publicly available other than as a result of a breach of this Section 10.15(a), or (y) becomes available on a non-confidential basis from a source other than the Borrower or its Affiliates, or the Lenders or their respective Affiliates, excluding any Information from such source which, to the actual knowledge of the Administrative Agent, the Issuing Bank or the Lender receiving such Information, has been disclosed by such source in violation of a duty of confidentiality to the Borrower.  For purposes hereof, “Information” means all information received by the Lenders from the Borrower, Holdings, or their respective Subsidiaries relating to Members of the Consolidated Group or their respective businesses, other than any such information that is available to the Administrative Agent, the Lenders or the Issuing Banks on a non-confidential basis prior to such receipt by the Administrative Agent, the Lenders or the Issuing Banks, as the case may be, excluding any Information from a source which, to the actual knowledge of the Administrative Agent, the Issuing Bank or the Lender receiving such Information, has been disclosed by such source in violation of a duty of confidentiality to the Borrower, Holdings, or their respective Subsidiaries.  The Administrative Agent, the Lenders, and the Issuing Banks shall be considered to have complied with their respective obligations if they have exercised the same degree of care to maintain the confidentiality of such Information as they would accord their own confidential information.

(b)           Notwithstanding anything herein to the contrary, any party to this Agreement (and any employee, representative, or other agent of any party to this Agreement) may disclose to any and all Persons, without limitation of any kind, the tax treatment and tax structure of the transactions contemplated by this Agreement and all materials of any kind (including opinions or other tax analyses) that are provided to it relating to such tax treatment and tax structure.  However, any such information relating to the tax treatment or tax structure is required to be kept confidential to the extent necessary to comply with any applicable federal or state securities laws.

(c)           All information, including requests for waivers and amendments, furnished by the Borrower or the Administrative Agent pursuant to, or in the course of administering, this Agreement will be syndicate-level information, which may contain material non-public information about each of the Borrower and its Related Parties or securities.  Accordingly, each Lender represents to the Borrower and the Administrative Agent that it has identified in its Administrative Questionnaire a credit contact who may receive information that may contain material non-public information in accordance with its compliance procedures and applicable law, including Federal, State, provincial, territorial and foreign securities laws.

Section 10.16         Effect of Inclusion of Exceptions.  It is not intended that the specification of any exception to any covenant herein shall imply that the excepted matter would, but for such exception, be prohibited or required.

Section 10.17         Severability.  Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

Section 10.18         Currency Conversion.  All payments of Obligations under this Agreement, the Notes or any other Credit Document shall be made in U.S. Dollars, except for Loans funded, or Reimbursement Obligations with respect to Letters of Credit issued, in any Alternative Currencies, which shall be repaid, including interest thereon, in the applicable Alternative Currency (such applicable Alternative Currency so required for payment of such Obligations referred to as the “Obligation Currency”).  If the Borrower fails to make any payment due hereunder for any Obligation that is payable in any Alternative Currency, and the Administrative Agent or the applicable Issuing Bank obtains funds in Dollars (through exercise of setoff rights or rights in respect of Collateral) for application against such unpaid Obligations, then the Administrative Agent or such Issuing Bank may, at its option (and the Borrower hereby irrevocably authorizes the Administrative Agent or such Issuing Bank to), convert such funds into the applicable Obligation Currency at the rate determined by the Administrative Agent or such Issuing Bank, as applicable, as the rate quoted by it in accordance with methods customarily used by such Person for such or similar purposes as the spot rate for the purchase by such Person of such Obligation Currency with the currency of actual payment through its or its Affiliate’s principal foreign exchange trading office at approximately 11:00 A.M. (local time at such office) two Business Days prior to the effective date of such conversion, provided that the Administrative Agent or such Issuing Bank, as applicable, may obtain such spot rate from another financial institution actively engaged in foreign currency exchange if the Administrative Agent or such Issuing Bank, as applicable, does not then have a spot rate for the applicable Obligation Currency.  The parties hereto hereby agree, to the fullest extent that they may effectively do so under applicable law, that (i) if for the purposes of obtaining any judgment or award it becomes necessary to convert from any currency other than the applicable Obligation Currency into the applicable Obligation Currency any amount in connection with the Obligations, then the conversion shall be made as provided above on the Business Day before the day on which the judgment or award is given, (ii) in the event that there is a change in the applicable conversion rate prevailing between the Business Day before the day on which the judgment or award is given and the date of payment, the Borrower will pay to the Administrative Agent, for the benefit of the Lenders, such additional amounts (if any) as may be necessary, and the Administrative Agent, on behalf of the Lenders, will pay to the Borrower such excess amounts (if any), as result from such change in the rate of exchange, to assure that the amount paid on such date is the amount in such other currency, which when converted at the conversion rate described herein on the date of payment, is the amount then due in the applicable Obligation Currency, and (iii) any amount due from the Borrower under this Section 10.18 shall be due as a separate debt and shall not be affected by judgment or award being obtained for any other sum due.  For the avoidance of doubt, the parties affirm and agree that neither the fixing of the conversion rate of Sterling against the Euro as a single currency, in accordance with the applicable treaties establishing the European Economic Community and the European Union, as the case may be, in each case, as amended from time to time, nor the conversion of the Obligations under this Agreement from Sterling into Euros will be a reason for early termination or revision of this Agreement or prepayment of any amount due under this Agreement or create any liability of any party towards any other party for any direct or consequential loss arising from any of these events.  As of the date that Sterling is no longer the lawful currency of the United Kingdom, all funding and payment Obligations to be made in such affected currency under this Agreement shall be satisfied in Euros.  If, in relation to the currency of any member state of the European Union that adopts the Euro as its lawful currency, the basis of accrual of interest expressed in this Agreement in respect of that currency shall be inconsistent with any convention or practice in the London or European interbank market for the basis of accrual of interest in respect of the Euro, such expressed basis shall be replaced by such convention or practice with effect from the date on which such member state adopts the Euro as its lawful currency; provided that if any Borrowing in the currency of such member state is outstanding immediately prior to such date, such replacement shall take effect, with respect to such Borrowing, at the end of the then current Interest Period.

Section 10.19         Exchange Rates.

(a)           Determination of Exchange Rates.  Not later than 2:00 P.M. (London time) on each Calculation Date, if any L/C Obligations are outstanding on such date in any Alternative Currency, the applicable Issuing Bank shall determine the Exchange Rate as of such Calculation Date for all such L/C Obligations outstanding as of such date with respect to all Letters of Credit issued by such Issuing Bank or its affiliates (the “Issuing Bank Exchange Rate”) and give prompt notice thereof to the Administrative Agent.  No later than 4:00 P.M. (London time) on each such Calculation Date, (i) the Administrative Agent shall (i) determine the Exchange Rate (other than the Issuing Bank Exchange Rate, if applicable) as of such Calculation Date with respect to any Alternative Currencies, and (ii) give notice thereof, together with notice of the applicable Issuing Bank Exchange Rate, if applicable, to the Lenders and the Borrower.  The Exchange Rates so determined shall become effective on the first Business Day immediately following the relevant Calculation Date (a “Reset Date”), shall remain effective until the next succeeding Reset Date, and shall for all purposes of this Agreement (other than Section 10.18 or any other provision expressly requiring the use of a current Exchange Rate) be the Exchange Rates employed in determining the Dollar Equivalent of any amounts of any Alternative Currencies.  Notwithstanding anything contained herein to the contrary, if any Issuing Bank fails to timely deliver notice of its Issuing Bank Exchange Rate to the Administrative Agent pursuant to the provisions of this Section 10.19(a), the Administrative Agent may determine such rate in accordance with the definition of Exchange Rate and shall have no liability to such Issuing Bank for such determination.

(b)           Notice of Alternative Currency Loans and Letters of Credit.   Not later than 2:00 P.M. (London time) on each Reset Date and each date on which Loans and/or Letters of Credit denominated in any Alternative Currencies are made or issued, if any such LC Obligations are outstanding on such date, the applicable Issuing Bank shall determine its Issuing Bank Exchange Rate as of such date, if applicable, and give prompt notice thereof to the Administrative Agent.  Not later than 5:00 P.M. (New York time) on each Reset Date and each date on which Loans and/or Letters of Credit denominated in any Alternative Currencies are made or issued, the Administrative Agent shall (i) determine the Dollar Equivalent of the aggregate principal amounts of the Loans and L/C Obligations denominated in such Alternative Currencies (after giving effect to any Loans and/or Letters of Credit denominated in such Alternative Currencies being made, issued, repaid, or cancelled or reduced on such date), (ii) notify the Lenders and the Borrower of the results of such determination and (iii) notify each Issuing Bank, if applicable, that the conditions to issuance set forth in Section 2.12(a) are satisfied.

Section 10.20         Change in Tax Laws.  If there is a material change in federal, state or foreign tax laws which materially affects any of the Borrower, Holdings, and their respective Subsidiaries’ ability to comply with the financial covenants, standards or terms found in this Agreement, the Borrower, Holdings, and the Lenders agree to enter into negotiations in order to amend such provisions (with the agreement of the Required Lenders or, if required by Section 10.11, all of the Lenders) so as to equitably reflect such changes with the desired result that the criteria for evaluating any of the Borrower’s, Holdings’ and their respective Subsidiaries’ financial condition shall be the same after such changes as if such changes had not been made.  Unless and until such provisions have been so amended, the provisions of this Agreement shall govern.

Section 10.21         Final Agreement.  This Agreement and the other Credit Documents constitute the entire understanding among the Loan Parties, the Lenders, the Issuing Banks, and the Administrative Agent and supersede all earlier or contemporaneous agreements, whether written or oral, concerning the subject matter of the Credit Documents.  There are no unwritten oral agreements between the parties.

Section 10.22         Officer’s Certificates.  It is not intended that any certificate of any officer or director of the Borrower or Holdings delivered to the Administrative Agent or any Lender pursuant to this Agreement shall give rise to any personal liability on the part of such officer or director.

Section 10.23         Termination of Existing Credit Facility.  Each of the parties to this Agreement that is a party to the Existing Credit Agreement as of the Effective Date hereby agrees that, as of the Effective Date, subject to prior payment in full to those Lenders that are parties to the Existing Credit Agreement of all amounts owed to them under such Existing Credit Agreement, (i) all of the commitments of such Lenders to extend credit under the Existing Credit Agreement shall be terminated and of no further force or effect, (ii) any and all requirements for prior written notice of the termination of such commitments and any other conditions precedent to such termination are hereby waived by such parties (with such parties constituting the “Required Lenders” under the Existing Credit Agreement), and (iii) the Existing Credit Agreement shall be terminated and of no further force or effect, except as to those provisions of the Existing Credit Agreement that by their terms survive the termination thereof and continue in effect.

Section 10.24         Patriot Act Notice, etc.  Each Lender and the Administrative Agent (for itself and not on behalf of any Lender) hereby notifies the Borrower and Holdings that pursuant to the requirements of the Patriot Act, it is required to obtain, verify and record information that identifies the Borrower and Holdings, which information includes the name and address of the Borrower and Holdings and other information that will allow such Lender or the Administrative Agent, as applicable, to identify the Borrower and Holdings in accordance with the Patriot Act.  The Borrower and Holdings shall provide, to the extent commercially reasonable, such information and take such actions as are reasonably requested by the Administrative Agent or any Lenders in order to assist the Administrative Agent and the Lenders in maintaining compliance with the Patriot Act and as may be required by bank regulatory authorities under applicable “Know your Customer” rules and regulations.

Section 10.25         No Fiduciary Duty.  Each of the Administrative Agent, each Other Agent, each Lender and their respective affiliates (collectively, solely for purposes of this paragraph, the “Lender Parties”), may have economic interests that conflict with those of the Borrower or Holdings.  Each of the Borrower and Holdings agrees that nothing in the Credit Documents or otherwise will be deemed to create an advisory, fiduciary or agency relationship or fiduciary or other implied duty between any of the Lender Parties and the Borrower or Holdings or their respective shareholders or Affiliates.  Each of the Borrower and Holdings acknowledges and agrees that (i) the transactions contemplated by the Credit Documents are arm’s-length commercial transactions between the Lender Parties, on the one hand, and the Borrower and Holdings, on the other, (ii) in connection therewith and with the process leading to such transaction, each of the Lender Parties is acting solely as a principal and not the agent or fiduciary of the Borrower, Holdings or any other Loan Party or its management, stockholders, creditors or any other Person, (iii) no Lender Party has assumed an advisory or fiduciary responsibility in favor of the Borrower, Holdings or any other Loan Party with respect to the transactions contemplated hereby or the process leading thereto (irrespective of whether any Lender Party or any of its Affiliates has advised or is currently advising the Borrower, Holdings or any other Loan Party on other matters) or any other obligation to the Borrower, Holdings or any other Loan Party except the obligations expressly set forth in the Credit Documents and (iv) each of the Borrower and Holdings has consulted its own legal and financial advisors to the extent it deemed appropriate.  Each of the Borrower and Holdings further acknowledges and agrees that it is responsible for making its own independent judgment with respect to such transactions and the process leading thereto.  Each of the Borrower and Holdings agrees that it will not claim that any Lender Party has rendered advisory services of any nature or respect, or owes a fiduciary or similar duty to the Borrower, Holdings or any other Loan Party in connection with such transaction or the process leading thereto.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered by their duly authorized officers as of the day and year first above written.

BORROWER:

TRANSOCEAN INC.,
As Borrower

By:	/s/ C. Stephen McFadin
	Name:	C. Stephen McFadin
	Title:	President

[SIGNATURE PAGE TO TRANSOCEAN CREDIT AGREEMENT]

JPMORGAN CHASE BANK, N.A.,
As Administrative Agent, an Issuing Bank, and a
Lender

By:	/s/ Stephanie Balette
	Name:	Stephanie Balette
	Title:	Authorized Officer

[SIGNATURE PAGE TO TRANSOCEAN CREDIT AGREEMENT]

CRÉDIT AGRICOLE CORPORATE AND
INVESTMENT BANK,
As Co-Syndication Agent, an Issuing Bank,
and a Lender

By:	/s/ Michael D. Willis
	Name:	Michael D. Willis
	Title:	Managing Director

By:	/s/ David Gurghigian
	Name:	David Gurghigian
	Title:	Managing Director

[SIGNATURE PAGE TO TRANSOCEAN CREDIT AGREEMENT]

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.,
As Co-Documentation Agent, an Issuing Bank,
and a Lender

By:	/s/ Andrew Oram
	Name:	Andrew Oram
	Title:	Managing Director

[SIGNATURE PAGE TO TRANSOCEAN CREDIT AGREEMENT]

CITIBANK, N.A.,
As Co-Syndication Agent, an Issuing Bank,
and a Lender

By:	/s/ Andrew Sidford
	Name:	Andrew Sidford
	Title:	Vice President

[SIGNATURE PAGE TO TRANSOCEAN CREDIT AGREEMENT]

WELLS FARGO BANK, NATIONAL ASSOCIATION,
As Co-Documentation Agent, an Issuing Bank,
and a Lender

By:	/s/ T. Alan Smith
	Name:	T. Alan Smith
	Title:	Managing Director

[SIGNATURE PAGE TO TRANSOCEAN CREDIT AGREEMENT]

BARCLAYS BANK PLC, As a Lender

By:	/s/ David Barton
	Name:	David Barton
	Title:	Director

[SIGNATURE PAGE TO TRANSOCEAN CREDIT AGREEMENT]

CREDIT SUISSE, CAYMAN ISLANDS
BRANCH, As a Lender

By:	/s/ Nupur Kumar
	Name:	Nupur Kumar
	Title:	Vice President

By:	/s/ Michael D. Spaight
	Name:	Michael D. Spaight
	Title:	Associate

[SIGNATURE PAGE TO TRANSOCEAN CREDIT AGREEMENT]

CREDIT SUISSE AG, ZURICH, As a Lender

By:	/s/ Clemens Kramer
	Name:	Clemens Kramer
	Title:	Director

By:	/s/ Vincent Thiebaud
	Name:	Vincent Thiebaud
	Title:	Director

[SIGNATURE PAGE TO TRANSOCEAN CREDIT AGREEMENT]

GOLDMAN SACHS BANK USA, As a Lender

By:	/s/ Mark Walton
	Name:	Mark Walton
	Title:	Authorized Signatory

[SIGNATURE PAGE TO TRANSOCEAN CREDIT AGREEMENT]

MORGAN STANLEY BANK, N.A., As a Lender

By:	/s/ Michael King
	Name:	Michael King
	Title:	Authorized Signatory

[SIGNATURE PAGE TO TRANSOCEAN CREDIT AGREEMENT]

BANK OF AMERICA, N.A., As a Lender

By:	/s/ Shelley A. McGregor
	Name:	Shelley A. McGregor
	Title:	Managing Director

[SIGNATURE PAGE TO TRANSOCEAN CREDIT AGREEMENT]

DNB NOR BANK ASA, As a Lender

By:	/s/ Barbara Grondquist
	Name:	Barbara Grondquist
	Title:	Senior Vice President

By:	/s/ Stian Løvseth
	Name:	Stian Løvseth
	Title:	Vice President

[SIGNATURE PAGE TO TRANSOCEAN CREDIT AGREEMENT]

STANDARD CHARTERED BANK, As a Lender

By:	/s/ Brendan Herley
	Name:	Brendan Herley (A2556)
	Title:	Director

By:	/s/ Robert K. Reddington
	Name:	Robert K. Reddington
	Title:	Credit Document Manager

[SIGNATURE PAGE TO TRANSOCEAN CREDIT AGREEMENT]

THE BANK OF NEW YORK MELLON, As a Lender

By:	/s/ Hussam Alsahlani
	Name:	Hussam Alsahlani
	Title:	Vice President

[SIGNATURE PAGE TO TRANSOCEAN CREDIT AGREEMENT]

Schedule 1.1-C

COMMITMENT AMOUNTS AS OF NOVEMBER 1, 2011

Lender	Commitment	Percentage

JPMorgan Chase Bank, N.A.	$204,000,000	10.2%

Crédit Agricole Corporate and Investment Bank	$204,000,000	10.2%

The Bank of Tokyo-Mitsubishi UFJ, Ltd.	$204,000,000	10.2%

Citibank, N.A.	$204,000,000	10.2%

Wells Fargo Bank, National Association	$204,000,000	10.2%

Barclays Bank PLC	$165,000,000	8.25%

Goldman Sachs Bank USA	$165,000,000	8.25%

Morgan Stanley Bank, N.A.	$125,000,000	6.25%

Bank of America, N.A.	$125,000,000	6.25%

DnB Nor Bank ASA	$125,000,000	6.25%

Credit Suisse, Cayman Islands Branch	$115,000,000	5.75%

Credit Suisse AG, Zurich	$50,000,000	2.50%

Standard Chartered Bank	$75,000,000	3.75%

The Bank of New York Mellon	$35,000,000	1.75%

Total	$2,000,000,000	100%

SCHEDULE 1.1 - L - EXISTING LETTERS OF CREDIT
OUTSTANDING AS OF THE EFFECTIVE DATE
THE GUARANTOR, THE BORROWER AND ITS SUBSIDIARIES

Issuer	Issuing Company	Beneficiary	Date of Issue	Expiration Date	Currency	Amount	Purpose

Calyon Bank	Transocean Offshore Int’l Ventures Ltd.	The Oil and Natural Gas Corporation Ltd, India	8/30/2007	1/30/2012	USD	$3,831,190	Performance Bond

Calyon Bank	Deepwater Pacific 1 Inc.	Reliance Industries Ltd., India	4/25/2008	6/28/2012	USD	$10,000,000	Performance Bond

Calyon Bank	Transocean Offshore Int’l Ventures Ltd.	Reliance Industries Ltd., India	4/23/2008	11/27/2012	USD	$10,000,000	Performance Bond

		Total Outstanding Letters of credit				$23,831,190

Schedule 1.1-P

PRICING GRID

Credit Facility Pricing	Level I	Level II	Level III	Level IV	Level V	Level VI
Credit Ratings	≥ A2 or A	A3 or A-	Baa1 or BBB+	Baa2 or BBB	Baa3 or BBB-	< Ba1 or BB+
Applicable Margin (Basis Points Per Annum)	87.5	100.0	112.5	125.0	162.5	200.0
Commitment Fee (Basis Points Per Annum)	12.5	15.0	17.5	22.5	27.5	32.5

Schedule 5.4

Certain Disclosed Matters(1)

Macondo well incident

Litigation—Numerous actions or claims are pending against Transocean entities, along with other unaffiliated defendants, in state and federal courts. Additionally, government agencies have initiated investigations into the Macondo well incident. We have categorized below the nature of the legal actions or claims. We cannot predict the final outcome of these actions, claims or investigations or how or when such matters will ultimately be resolved. We are evaluating all claims and intend to vigorously defend any unreasonable claims and pursue any and all appropriate defenses available. In addition, we believe we are entitled to contractual defense and indemnity for all wrongful death and personal injury claims made by non-employees and third-party subcontractors’ employees as well as all liabilities for pollution or contamination, other than for pollution or contamination originating on or above the surface of the water. Third parties have also, based on contractual arrangements, made indemnity demands upon us with respect to personal injury and wrongful death claims asserted by our employees or representatives of our employees against these third parties. See “—Contractual indemnity.”

Wrongful death and personal injury—As of September 30, 2011, we and one or more of our subsidiaries have been named, along with other unaffiliated defendants, in 13 complaints that were pending in state and federal courts in Louisiana and Texas involving multiple plaintiffs that allege wrongful death and other personal injuries arising out of the Macondo well incident. The complaints generally allege negligence and seek awards of unspecified economic damages and punitive damages. See “—Contractual indemnity.”

Environmental pollution and economic loss—As of September 30, 2011, we and one or more of our subsidiaries were named, along with other unaffiliated defendants, in 97 individual complaints as well as 191 putative class-action complaints that were pending in the federal and state courts in Louisiana, Texas, Mississippi, Alabama, Georgia, Kentucky, South Carolina, Tennessee, Florida and possibly other courts. The complaints generally allege, among other things, potential economic losses as a result of environmental pollution arising out of the Macondo well incident and are based primarily on the OPA and state OPA analogues. The plaintiffs are generally seeking awards of unspecified economic, compensatory and punitive damages, as well as injunctive relief. See “—Contractual indemnity.”

Federal securities claims—Two federal securities law class actions are currently pending in the U.S. District Court, Southern District of New York, naming us and certain of our officers and directors as defendants. One of these actions generally allege violations of Section 10(b) of the Securities Exchange Act of 1934 (the “Exchange Act”), Rule 10b-5 promulgated under the Exchange Act and Section 20(a) of the Exchange Act in connection with the Macondo well incident. The plaintiffs are generally seeking awards of unspecified economic damages, including damages resulting from the decline in our stock price after the Macondo well incident. The other action was filed by a former GlobalSantaFe shareholder alleging that the proxy statement related to our shareholder meeting in connection with our merger with GlobalSantaFe violated Section 14(a) of the Exchange Act, Rule 14a-9 promulgated thereunder and Section 20(a) of the Exchange Act. The plaintiff claims that GlobalSantaFe shareholders received inadequate consideration for their shares as a result of the alleged violations and seeks rescission and compensatory damages.

Shareholder derivative claims—In June 2010, two shareholder derivative suits were filed by certain of our shareholders naming us as a nominal defendant and certain of our officers and directors as defendants in the District Courts of the State of Texas. The first case generally alleges breach of fiduciary duty, unjust enrichment, abuse of control, gross mismanagement and waste of corporate assets in connection with the Macondo well incident and the other generally alleges breach of fiduciary duty, unjust enrichment and waste of corporate assets in connection with the Macondo well incident. The plaintiffs are generally seeking, on behalf of Transocean, restitution and disgorgement of all profits, benefits and other compensation from the defendants. The cases have been consolidated. By agreement of the parties, the time for the defendants to respond has been extended by the Court with plaintiffs currently scheduled to file an amended consolidated complaint in December 2011.

(1) The inclusion of any matter, information, item or other disclosure set forth in this Schedule 5.4 shall not (i) be deemed to constitute an admission of any liability to any third party, (ii) imply that such matter, information or item could reasonably be expected to have a Material Adverse Effect or (iii) create a measure for materiality or otherwise imply that such matter, information or item is required to be disclosed under the Credit Agreement.

On November 1, 2011, we filed a motion for partial summary judgment against BP to enforce its contractual obligations to us, including BP’s obligation to defend, indemnify and hold us harmless against pollution claims.

On November 1, 2011, we filed with the MDL court a motion for partial summary judgment against BP to enforce BP’s contractual obligations, including BP’s obligation to defend, indemnify, and hold us harmless against pollution claims.

Notices of alleged non-compliance—The final Joint Investigation Team report was issued on September 14, 2011. Subsequently, the Department of the Interior’s Bureau of Safety and Environmental Enforcement (BSEE) issued four notices of alleged non-compliance with regulatory requirements to us on October 12, 2011. While we cannot predict or provide assurance as to the full outcome of these citations, they could result in the assessment of civil penalties. We have sixty days to appeal.

Sheen spotted—In late September 2011, a sheen was reported near the vicinity of the Macondo well. In early October, we conducted a survey to determine whether fluids were emanating from either the riser or Deepwater Horizon, which currently is resting on the sea floor. It was determined that no discharges from the riser or rig were occurring, and the U.S. Coast Guard has publicly recognized and agreed with this finding. The U.S. Coast Guard further stated that no surface or subsurface oil was located to sample.

Government claims—On December 15, 2010, the DOJ filed a civil lawsuit against us and other unaffiliated defendants. The complaint alleges violations under OPA and the Clean Water Act, and the DOJ reserved its rights to amend the complaint to add new claims and defendants. The complaint asserts that all defendants named are jointly and severally liable for all removal costs and damages resulting from the Macondo well incident. In addition to the civil complaint, the DOJ served us with civil investigative demands on December 8, 2010. These demands are part of an ongoing investigation by the DOJ to determine if we made false claims in connection with the operators acquisition of the leasehold interest in the Mississippi Canyon Block 252, Gulf of Mexico and drilling operations on Deepwater Horizon.

In June 2010, the Louisiana Department of Environmental Quality (the “LDEQ”) issued a consolidated compliance order and notice of potential penalty to us and certain of our subsidiaries asking us to eliminate and remediate discharges of oil and other pollutants into waters and property located in the State of Louisiana, and to submit a plan and report in response to the order. In October 2010, the LDEQ rescinded its enforcement actions against us and our subsidiaries but reserved its rights to seek civil penalties for future violations of the Louisiana Environmental Quality Act.

In September 2010, the State of Louisiana filed a declaratory judgment seeking to designate us as a responsible party under OPA and the Louisiana Oil Spill Prevention and Response Act for the discharges emanating from the Macondo well.

Additionally, suits have been filed by the States of Alabama and Louisiana; the cities of Greenville, Evergreen, Georgiana and McKenzie, Alabama; the city of New Orleans, Louisiana; the Town of Grand Isle, Grand Isle Independent Levee District, the town of Jean Lafitte, Lafitte Area Independent Levee District, and the cities of Gretna, Westwego, and Harahan, Louisiana; several Louisiana parishes; the Plaquemines Parish School Board; and the Mexican States of Veracruz, Quintana Roo and Tamaulipas. Other governmental entities have filed claims that have been consolidated into the MDL. Generally, these governmental entities allege economic losses under OPA and other statutory environmental state claims and also assert various common law state claims.

By letter dated May 5, 2010, the Attorneys General of the five Gulf Coast states of Alabama, Florida, Louisiana, Mississippi and Texas informed us that they intend to seek recovery of pollution clean-up costs and related damages arising from the Macondo well incident. In addition, by letter dated June 21, 2010, the Attorneys General of the 11 Atlantic Coast states of Connecticut, Delaware, Georgia, Maine, Maryland, Massachusetts, New Hampshire, New York, North Carolina, Rhode Island and South Carolina informed us that their states have not sustained any damage from the Macondo well incident but they would like assurances that we will be responsible financially if damages are sustained. We responded to each letter from the Attorneys General and indicated that we intend to fulfill our obligations as a responsible party for any discharge of oil from Deepwater Horizon on or above the surface of the water, and we assume that the operator will similarly fulfill its obligations under OPA for discharges from the undersea well. Other than the lawsuit filed by the State of Alabama discussed above, no further requests have been made or actions taken subsequent to the initial communication.

Wreck removal—By letter dated December 6, 2010, the Coast Guard requested us to formulate and submit a comprehensive oil removal plan to remove any diesel fuel contained in the sponsons and fuel tanks that can be recovered from Deepwater Horizon. We have conducted a survey of the rig wreckage and have confirmed that no diesel fuel remains on the rig. We have insurance coverage for wreck removal for up to 25 percent of Deepwater Horizon’s insured value, or $140 million, with any excess wreck removal liability generally covered to the extent of our remaining excess liability limits.

Contractual indemnity—Under our drilling contract for Deepwater Horizon, the operator has agreed, among other things, to assume full responsibility for and defend, release and indemnify us from any loss, expense, claim, fine, penalty or liability for pollution or contamination, including control and removal thereof, arising out of or connected with operations under the contract other than for pollution or contamination originating on or above the surface of the water from hydrocarbons or other specified substances within the control and possession of the contractor, as to which we agreed to assume responsibility and protect, release and indemnify the operator. Although we do not believe it is applicable to the Macondo well incident, we also agreed to indemnify and defend the operator up to a limit of $15 million for claims for loss or damage to third parties arising from pollution caused by the rig while it is off the drilling location, while the rig is underway or during drive off or drift off of the rig from the drilling location. The operator has also agreed, among other things, (1) to defend, release and indemnify us against loss or damage to the reservoir, and loss of property rights to oil, gas and minerals below the surface of the earth and (2) to defend, release and indemnify us and bear the cost of bringing the well under control in the event of a blowout or other loss of control. We agreed to defend, release and indemnify the operator for personal injury and death of our employees, invitees and the employees of our subcontractors while the operator agreed to defend, release and indemnify us for personal injury and death of its employees, invitees and the employees of its other subcontractors, other than us. We have also agreed to defend, release and indemnify the operator for damages to the rig and equipment, including salvage or removal costs.

Although we believe we are entitled to contractual defense and indemnity, given the potential amounts involved in connection with the Macondo well incident, the operator has sought to avoid its indemnification obligations. In particular, the operator, in response to our request for indemnification, has generally reserved all of its rights and stated that it could not at this time conclude that it is obligated to indemnify us. In doing so, the operator has asserted that the facts are not sufficiently developed to determine who is responsible and has cited a variety of possible legal theories based upon the contract and facts still to be developed. We believe this reservation of rights is without justification and that the operator is required to honor its indemnification obligations contained in our contract and described above.

Other legal proceedings

Asbestos litigation—In 2004, several of our subsidiaries were named, along with numerous other unaffiliated defendants, in 21 complaints filed on behalf of 769 plaintiffs in the Circuit Courts of the State of Mississippi and which claimed injuries arising out of exposure to asbestos allegedly contained in drilling mud during these plaintiffs’ employment in drilling activities between 1965 and 1986. A Special Master, appointed to administer these cases pre-trial, subsequently required that each individual plaintiff file a separate lawsuit, and the original 21 multi-plaintiff complaints were then dismissed by the Circuit Courts. The amended complaints resulted in one of our subsidiaries being named as a direct defendant in seven cases. We have or may have an indirect interest in an additional 12 cases. The complaints generally allege that the defendants used or manufactured asbestos-containing products in connection with drilling operations and have included allegations of negligence, products liability, strict liability and claims allowed under the Jones Act and general maritime law. The plaintiffs generally seek awards of unspecified compensatory and punitive damages. In each of these cases, the complaints have named other unaffiliated defendant companies, including companies that allegedly manufactured the drilling-related products that contained asbestos. The preliminary information available on these claims is not sufficient to determine if there is an identifiable period for alleged exposure to asbestos, whether any asbestos exposure in fact occurred, the vessels potentially involved in the claims, or the basis on which the plaintiffs would support claims that their injuries were related to exposure to asbestos. However, based on rulings to date, the initial evidence suggests that we would have significant defenses to liability and damages. We intend to defend these lawsuits vigorously, although there can be no assurance as to the ultimate outcome. We historically have maintained broad liability insurance, although we are not certain whether insurance will cover the liabilities, if any, arising out of these claims. Based on our evaluation of the exposure to date, we do not expect the liability, if any, resulting from these claims to have a material adverse effect on our consolidated statement of financial position, results of operations or cash flows.

One of our subsidiaries was involved in lawsuits arising out of the subsidiary’s involvement in the design, construction and refurbishment of major industrial complexes. The operating assets of the subsidiary were sold and its operations discontinued in 1989, and the subsidiary has no remaining assets other than the insurance policies involved in its litigation and, either directly or indirectly as the beneficiary of a qualified settlement fund, funding from settlements with insurers, assigned rights from insurers and “coverage-in-place” settlement agreements with insurers, and funds received from the commutation of certain insurance policies. The subsidiary has been named as a defendant, along with numerous other companies, in lawsuits alleging bodily injury or personal injury as a result of exposure to asbestos. As of September 30, 2011, the subsidiary was a defendant in approximately 996 lawsuits. Some of these lawsuits include multiple plaintiffs and we estimate that there are approximately 2,117 plaintiffs in these lawsuits. For many of these lawsuits, we have not been provided with sufficient information from the plaintiffs to determine whether all or some of the plaintiffs have claims against the subsidiary, the basis of any such claims, or the nature of their alleged injuries. The first of the asbestos-related lawsuits was filed against this subsidiary in 1990. Through September 30, 2011, the amounts expended to resolve claims, including both defense fees and expenses and settlement costs, have not been material, all known deductibles have been satisfied or are inapplicable, and the subsidiary’s defense fees and expenses and costs of settlement have been met by insurance made available to the subsidiary. The subsidiary continues to be named as a defendant in additional lawsuits, and we cannot predict the number of additional cases in which it may be named a defendant nor can we predict the potential costs to resolve such additional cases or to resolve the pending cases. However, the subsidiary has in excess of $1 billion in insurance limits potentially available to the subsidiary. Although not all of the policies may be fully available due to the insolvency of certain insurers, we believe that the subsidiary will have sufficient funding from settlements and claims payments from insurers, assigned rights from insurers and “coverage-in-place” settlement agreements with insurers to respond to these claims. While we cannot predict or provide assurance as to the final outcome of these matters, we do not believe that the current value of the claims where we have been identified will have a material impact on our consolidated statement of financial position, results of operations or cash flows.

Rio de Janeiro tax assessment—In the third quarter of 2006, we received tax assessments of approximately $181 million from the state tax authorities of Rio de Janeiro in Brazil against one of our Brazilian subsidiaries for taxes on equipment imported into the state in connection with our operations. The assessments resulted from a preliminary finding by these authorities that our subsidiary’s record keeping practices were deficient. We currently believe that these assessments are without merit. We have challenged the assessments and the cases are still pending a final decision at the administrative level. While we cannot predict or provide assurance as to the final outcome of these proceedings, we do not expect it to have a material adverse effect on our consolidated statement of financial position, results of operations or cash flows.

Brazilian import license assessment—In the fourth quarter of 2010, one of our Brazilian subsidiaries received an assessment from the Brazilian federal tax authorities in Rio de Janeiro of approximately $235 million based upon the alleged failure to timely apply for import licenses for certain equipment and for allegedly providing improper information on import license applications. We responded to the assessment on December 22, 2010, and in June 2011, a lower court ruled in our favor and reduced the assessment to approximately $15 million. The taxing authorities appealed the reduction, and we appealed for a complete elimination of the remaining assessment. While we cannot predict or provide assurance as to the final outcome of these proceedings, we do not expect it to have a material adverse effect on our consolidated statement of financial position, results of operations or cash flows.

Norway tax investigations—Norwegian civil tax and criminal authorities are investigating various transactions undertaken by our subsidiaries in 2001 and 2002 as well as the actions of certain employees of our former external tax advisors on these transactions. The authorities issued tax assessments of (a) approximately $268 million plus interest, related to certain restructuring transactions, (b) approximately $117 million plus interest, related to the migration of a subsidiary that was previously subject to tax in Norway, (c) approximately $71 million plus interest, related to a 2001 dividend payment and (d) approximately $7 million plus interest, related to certain foreign exchange deductions and dividend withholding tax. We have filed or expect to file appeals to these tax assessments. With respect to the tax assessment related to the migration of a subsidiary, we intend to provide a guarantee in the amount of approximately $120 million, plus interest, while this dispute is addressed by the Norwegian courts. Furthermore, we may be required to provide some form of additional financial security, in an amount up to $794 million, including interest and penalties, for these other assessed amounts while these disputes are appealed and addressed by the Norwegian courts. The authorities have indicated that they plan to seek penalties of 60 percent on most but not all matters. For these matters, we believe our returns are materially correct as filed, and we have and will continue to respond to all information requests from the Norwegian authorities. In June 2011, the Norwegian authorities issued criminal indictments against two of our subsidiaries alleging misleading or incomplete disclosures in Norwegian tax returns for the years 1999 through 2002, as well as inaccuracies in Norwegian statutory financial statements for the years ended December 31, 1996 through 2001. Two employees of our former external tax advisors were also issued indictments with respect to the disclosures in our tax returns. We believe these charges are without merit and plan to vigorously defend our subsidiaries to the fullest extent. We intend to vigorously contest any assertions by the Norwegian civil and criminal authorities in connection with the various transactions being investigated. An unfavorable outcome on these Norwegian civil and criminal tax matters could result in a material adverse effect on our consolidated statement of financial position, results of operations or cash flows. However, while we cannot predict or provide assurance as to the final outcome of these proceedings, we do not expect the ultimate resolution of these matters to have a material adverse effect on our consolidated statement of financial position or results of operations, although it may have a material adverse effect on our consolidated cash flows.

Contamination litigation

On July 11, 2005, one of our subsidiaries was served with a lawsuit filed on behalf of three landowners in Louisiana in the 12th Judicial District Court for the Parish of Avoyelles, State of Louisiana. The lawsuit named 19 other defendants, all of which were alleged to have contaminated the plaintiffs’ property with naturally occurring radioactive material, produced water, drilling fluids, chlorides, hydrocarbons, heavy metals and other contaminants as a result of oil and gas exploration activities.

Experts retained by the plaintiffs issued a report suggesting significant contamination in the area operated by the subsidiary and another codefendant, and claimed that over $300 million would be required to properly remediate the contamination. The experts retained by the defendants conducted their own investigation and concluded that the remediation costs would amount to no more than $2.5 million.

The plaintiffs and the codefendant threatened to add GlobalSantaFe as a defendant in the lawsuit under the “single business enterprise” doctrine contained in Louisiana law. The single business enterprise doctrine is similar to corporate veil piercing doctrines. On August 16, 2006, our subsidiary and its immediate parent company, each of which is an entity that no longer conducts operations or holds assets, filed voluntary petitions for relief under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the District of Delaware. Later that day, the plaintiffs dismissed our subsidiary from the lawsuit. Subsequently, the codefendant filed various motions in the lawsuit and in the Delaware bankruptcies attempting to assert alter ego and single business enterprise claims against GlobalSantaFe and two other subsidiaries in the lawsuit. The efforts to assert alter ego and single business enterprise theory claims against GlobalSantaFe were rejected by the Court in Avoyelles Parish, and the lawsuit against the other defendant went to trial on February 19, 2007. This lawsuit was resolved at trial with a settlement by the codefendant that included a $20 million payment and certain cleanup activities to be conducted by the codefendant. The codefendant further claimed to receive a right to continue to pursue the original plaintiffs claims.

The codefendant sought to dismiss the bankruptcies. In addition, the codefendant filed proofs of claim against both our subsidiary and its parent with regard to its claims arising out of the settlement of the lawsuit. On February 15, 2008, the bankruptcy court denied the codefendant’s request to dismiss the bankruptcy case but modified the automatic stay to allow the codefendant to proceed on its claims against the debtors, our subsidiary and its parent, and their insurance companies. The codefendant subsequently filed suit against the debtors and certain of its insurers in the Court of Avoyelles Parish to determine their liability for the settlement. The denial of the motion to dismiss the bankruptcies was appealed. On appeal the bankruptcy cases were ordered to be dismissed, and the bankruptcies were dismissed on June 14, 2010.

On March 10, 2010, GlobalSantaFe and the two subsidiaries filed a declaratory judgment action in State District Court in Houston, Texas against the codefendant and the debtors seeking a declaration that GlobalSantaFe and the two subsidiaries had no liability under legal theories advanced by the codefendant. This action is currently stayed.

On March 11, 2010, the codefendant filed a motion for leave to amend the pending litigation in Avoyelles Parish to add GlobalSantaFe, Transocean Worldwide Inc., its successor and our wholly owned subsidiary, and one of the subsidiaries as well as various additional insurers. Leave to amend was granted and the amended petition was filed. An extension to respond for all purposes was agreed until April 28, 2010 for the debtors, GlobalSantaFe, Transocean Worldwide Inc. and the subsidiary. On April 28, 2010, GlobalSantaFe and its two subsidiaries filed various exceptions seeking dismissal of the Avoyelles Parish lawsuit, which have been denied. Subsequent to denial GlobalSantaFe and its two subsidiaries filed supervisory writs with the Third Circuit Court of Appeals for the State of Louisiana.

On December 15, 2010, as permitted under the existing case management order, GlobalSantaFe and various of its subsidiaries served third-party demands joining various insurers in the Avoyelles Parish lawsuit seeking insurance coverage for the claims brought against GlobalSantaFe and such subsidiaries. Thereafter, on January 27, 2011, one of the recently joined insurers filed pleadings removing the Avoyelles Parish lawsuit to the United States District Court for the Western District of Louisiana, Alexandria Division (the “Western District Action”). On February 3, 2011, GlobalSantaFe and the two subsidiaries filed motions to dismiss the Western District Action, which are now pending. A motion to remand was filed by the codefendant and a hearing on the motion was held on April 5, 2011. A report and recommendations were issued on April 25, 2011 by the magistrate in favor of granting the motion to remand. Objections to this report were filed and these objections are now under advisement with the district court. On September 27, 2011 the district court adopted the report and recommendations and remanded the matter to the state court in Avoyelles Parish. A status conference has been scheduled with the state court for October 27, 2011. Separately, the removing insurer has filed an appeal to the United States Court of Appeals for the Fifth Circuit challenging the remand order and seeking to stay or enjoin the state court from proceeding until a determination of the appeal. The appeal is currently pending in the initial briefing stage.

We believe that the legal theories advanced by the codefendant should not be applied against GlobalSantaFe or Transocean Worldwide Inc. Our subsidiary, its parent and GlobalSantaFe intend to continue to vigorously defend against any action taken in an attempt to impose liability against them under these theories or otherwise and believe they have good and valid defenses thereto. We do not believe that these claims will have a material impact on our consolidated statement of financial position, results of operations or cash flows.

SCHEDULE 5.15 - EXISTING INDEBTEDNESS

OUTSTANDING AS OF THE EFFECTIVE DATE

THE GUARANTOR, BORROWER AND ITS SUBSIDIARIES

Millions USD except where noted

		Original Capacity	Coupon	Maturity	Outstanding
Third Parties
1.	Commercial Paper Program	$1,500	Variable	N/A	$145
2.	5Y Revolver Facility	$2,000	LIBOR + Margin	Nov-12	$0
3.	10Y Notes	$250	5.00%	Feb-13	$250
4.	5Y Senior Notes	$500	5.25%	Mar-13	$500
5.	5Y Senior Notes	$1,100	4.95%	Nov-15	$1,100
6.	10Y Senior Notes	$1,000	6.00%	Mar-18	$1,000
7.	20Y Senior Notes	$247	7.375%	Apr-18	$247
8.	10Y Senior Notes	$900	6.50%	Nov-20	$900
9.	30Y Debentures	$200	8.00%	Apr-27	$57
10.	30Y Notes	$100	7.45%	Apr-27	$100
11.	30Y Notes	$300	7.00%	Jun-28	$300
12.	30Y Notes	$600	7.50%	Apr-31	$600
13.	Series B Convertible 30Y Senior Notes	$2,200	1.50%	Dec-37	$1,663
14.	Series C Convertible 30Y Senior Notes	$2,200	1.50%	Dec-37	$1,722
15.	30Y Senior Notes	$1,000	6.80%	Mar-38	$1,000
16.	5Y Revolver Facility (“the Aker Revolver”)	$500	LIBOR + Margin	Feb-16	$260
17.	5Y Term Loan * (“the Aker Term Loan”)	$400	LIBOR + Margin	Feb-16	$355
18.	5Y Notes	NOK 560	11.00%	Feb-16	NOK 560
19.	5Y Notes	NOK 940	NIBOR + Margin	Feb-16	NOK 940
20.	Eksportfinans Loan I**	NOK 3,606	4.15%	Sep-17	NOK 2,545
21.	Eksportfinans Loan I**	NOK 3,606	4.15%	Jan-18	NOK 2,757

Joint Ventures
22.	ADDCL Credit Facilities Dated Jun-08 (“the Angola Debt”)	$485	LIBOR + Margin	Dec-17	$230
23.	ADDCL Equity Loan Dated Aug-08 (“the Angola Guaranty”)	$90	LIBOR + Margin	Dec-17	Included above
24.	TPDI Credit Facility Dated Oct-08 (“the Pacific Drilling Debt”)	$1,265	LIBOR + Margin	Mar-15	$490
25.	TPDI Shareholder Loan Dated Oct-07 / Jan-08 (“the Pacific Drilling Guaranty”)	$330	LIBOR + Margin	Oct - 17 / Jan - 18	$148

Capital Lease
26.	Capital Lease Contract - Petrobras Dated Jun-08	$750	7.764%	Aug-29	$683

* The 5Y Term Loan is subject to amortization at the rate of $22.5K per quarter.

** Eksportfinans Loans I & II are fully defeased with a pledged cash deposit.

Each Eksportfinans loan is subject to semi-annual amortization at the rate of NOK 212M per installment.

SCHEDULE 5.16 - EXISTING LIENS

OUTSTANDING AS OF THE EFFECTIVE DATE

THE GUARANTOR, THE BORROWER AND ITS SUBSIDIARIES

Outstanding as of the Effective Date

1.	Liens on the assets of the Angola Deepwater Drilling Company Ltd. (ADDCL) to secure the Angola Debt	See items 22/23 of Schedule 5.15

2.	Liens on the equity interest of ADDCL directly or indirectly owned by Transocean Offshore International Ventures Limited to secure the Angola Guaranty	See items 22/23 of Schedule 5.15

3.	Liens on the assets of Transocean Pacific Drilling Inc. (TPDI) to secure the Pacific Drilling Debt	See items 24/25 of Schedule 5.15

4.	Liens on the equity interest of TPDI directly or indirectly owned by the Transocean Pacific Drilling Holdings Limited to secure the Pacific Drilling Guaranty	See items 24/25 of Schedule 5.15

5.	Liens on the assets of Transocean Spitsbergen AS and Transocean Barents AS to secure the Aker Revolver and Aker Term Loan	See items 16/17 of Schedule 5.15

6.	Liens on a bank deposit held by Transocean Norway Drilling AS to secure the Eksportfinans loan facilities	See items 20/21 of Schedule 5.15